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INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 30 September 2011

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

12 Arthur Street,
London EC4R 9AQ, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 30 June 2011, there were no unendorsed standards effective for the periods presented below affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's consolidated financial statements is derived from consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the 'Operating and Financial Review' section below.

	Six Months Ended 30 June
	2011(1)	2011	2010
	(In $ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	20,779	12,930	11,256
Investment return	12,454	7,750	5,027
Other income	1,483	923	754

Total revenue, net of reinsurance	34,716	21,603	17,037

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(28,267)	(17,590)	(13,650)
Acquisition costs and other expenditure	(4,202)	(2,615)	(2,654)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(225)	(140)	(129)

Total charges, net of reinsurance	(32,694)	(20,345)	(16,433)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	2,022	1,258	604
Tax charge attributable to policyholders' returns	(151)	(94)	(11)

Profit before tax attributable to shareholders	1,871	1,164	593
Tax charge attributable to shareholders' returns	(484)	(301)	(149)

Profit for the period	1,387	863	444

	Six Months Ended 30 June
	2011(1)		2011		2010
Other data
Based on profit for the period attributable to the Prudential's equity holders:
Basic earnings per share	54.6	¢	34.0	p	17.5	p
Diluted earnings per share	54.5	¢	33.9	p	17.5	p
Dividend per share declared and paid in reporting period(5)	27.70	¢	17.24	p	13.56	p
Equivalent cents per share(6)			28.18	¢	19.76	¢
Market price at end of period(8)	1,157.0	¢	720.0	p	508.5	p
Weighted average number of shares (in millions)	2,533		2,533		2,520

	As of and for the Six Months Ended 30 June		As of and for the Year Ended 31 December
	2011(1)	2011	2010
	(In $ Millions)	(In £ Millions)
Statement of financial position data
Total assets	433,032	269,466	260,806
Total policyholder liabilities and unallocated surplus of with-profits funds	373,313	232,304	224,980
Core structural borrowings of shareholder-financed operations	6,425	3,998	3,676
Total liabilities	419,297	260,919	252,731
Total equity	13,735	8,547	8,075
Other data
New business:
Single premium sales(4)(7)	15,876	9,879	18,177
New regular premium sales(3)(4)(7)	1,342	835	1,667
Gross investment product contributions(4)	84,957	52,867	106,969
Funds under management	562,450	350,000	340,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.607 per £1.00 (the noon buying rate in New York City on 30 June 2011).

(2)
This measure is the formal profit before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in 'IFRS Critical Accounting Policies' within the 'Operating and Financial Review' section below for further explanation.

(3)
New regular premium sales are reported on an annualised basis, which represents a full year of instalments in respect of regular premiums irrespective of the actual payments made during the period.

(4)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Department of Work and Pensions ('DWP') rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

    The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

    Investment products included in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(5)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final or any second interim dividend in respect of the prior period. The parent company dividend relating to the reporting period was an interim dividend of 7.95p per share, as against an interim dividend of 6.61p per share for the first half of 2010.

(6)
The dividends have been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)
The new business premiums shown for the 2010 comparative figures exclude the new business premiums from the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010. Japan's new business premiums for the year ended 31 December 2010 were £19 million, comprising £13 million of single premium sales and £6 million of new regular premium sales.

(8)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to 'US dollars', 'US$', '$' or '¢' are to US currency, references to 'pounds sterling', '£', 'pounds', 'pence' or 'p' are to UK currency (there are 100 pence to each pound) and references to 'Euro' or '€' are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate
Six months ended 30 June 2010	1.52
Twelve months ended 31 December 2010	1.54
Six months ended 30 June 2011	1.62

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low
March 2011	1.64	1.60
April 2011	1.67	1.61
May 2011	1.67	1.61
June 2011	1.64	1.60
July 2011	1.65	1.59
August 2011	1.66	1.62

        On 23 September 2011, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.55.

FORWARD-LOOKING STATEMENTS

        This report on Form 6-K may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading 'Risk factors' in Prudential's most recent Annual Report and in Item 3 'Risk Factors' of Prudential's most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (the 'SEC').

        Any forward-looking statements contained in this report are made only as of the date hereof. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the SEC, as well as in its annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in Item 3 'Risk Factors' of Prudential's most recent annual report on Form 20-F. These risk factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules, or the SGX-ST listing rules.

EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the Chief Financial Officers ('CFO') Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profits and margins are also published quarterly.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2011 included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled '—IFRS Critical Accounting Policies'.

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward- looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in Item 3 'Risk Factors' of Prudential's most recent annual report on Form 20-F filed with the SEC). See the discussion under the heading 'Forward-looking statements' above.

 Introduction and Overview

        In the first half of 2011, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended 30 June 2011 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended 31 December 2010 except for the adoption of new accounting pronouncements in 2011. The adoption of these new accounting pronouncements, which are described in note B to the unaudited condensed consolidated interim financial statements has had no material impact on Prudential's results and financial position.

Overview

        In line with its strategy, Prudential Corporation Asia continued to prioritise its investment in the fast growing and highly profitable markets of South-East Asia—Indonesia, Malaysia, Vietnam, Philippines, Thailand—and of Hong Kong and Singapore. The positive momentum of 2010 continued into the first half of 2011. The key markets of Indonesia, Singapore, Hong Kong and Malaysia all reported strong double-digit growth in the first half. Indonesia, with more than 100,000 agents, was for the first time Prudential's largest business in Asia in terms of sales. Prudential believes that its strategy in the region will allow it to grow profitability and generate cash at the same time. Cash remittances to the Group from the region are positive and growing. As previously highlighted, the market in India has been challenging since the fourth quarter of 2010. However, Prudential believes that it will begin to see the first signs of improvement by the end of 2011 as it is able to train its extensive agency force to sell a new product suite. Prudential remains confident about the long-term prospects in India.

        Distribution, as ever, remained critical to Prudential's business in Asia; its unique combination of proprietary agency distribution and bank partnerships continued to deliver excellent results. Prudential expects that agency will remain the dominant and most profitable channel in Asia for many years to come. Prudential believes that its agency distribution platform compares favourably to those of its peer group, whether in terms of scale, training or productivity. In parallel to its agency force, Prudential will continue developing its presence in the bancassurance channel where it has been enjoying growing success in a number of markets, particularly Hong Kong, Indonesia and Singapore.

        In the US, Jackson maintained its focus on value over sales volume growth in half year 2011; ensuring sales were delivered at highly profitable margins. Jackson has maintained its pricing discipline and has been consistent in its approach of not chasing market share for its own sake. Strong growth has been achieved while preserving at all times its financial discipline. Jackson continued to benefit from a competitive environment which favours companies with strong financial ratings and a relatively consistent product set. Jackson has also benefited from its relationships with the independent broker dealer network. Jackson's success has allowed it to make a remittance of £320 million to Group in the first half of 2011. Prudential had expected that, at this point in the variable annuity cycle, increased competition would progressively dampen Jackson's growth and/or reduce the extremely high margins it has been capturing. This has not happened yet. On the contrary, the strength of Prudential's competitive position has allowed it to continue to take proactive steps to optimise the balance between growth, capital and profitability at Jackson. Prudential expects the impact of these initiatives to become visible towards the end of 2011.

        Prudential's business in the UK is focused and streamlined. Therefore, it generated differentiated returns relative to the market. It continues to be a market leader in both individual annuities and with-profits. The strength of the with-profits fund underpins Prudential's ongoing ability to deliver strong IFRS profits and cash. Prudential has continued to balance the writing of new business with the generation of cash and capital, successfully delivering attractive returns on capital employed. Its emphasis on value and returns saw the UK business continue to prioritise the retail market in the first half of 2011, while very selectively participating in the wholesale market. Wholesale market opportunities have only been pursued when they met strict financial criteria and were expected to deliver an appropriate return on the capital invested both in terms of quantum but also, and equally important, of payback period.

        Prudential's asset management businesses have increased their contribution to its profits and to its cash generation, reflecting their high capital efficiency and their 'cash rich' nature. This is in addition to the value they generate for the Group by achieving attractive returns on the funds they manage on behalf of Prudential's customers. M&G continued to focus on achieving superior investment performance over the longer term for its customers in the first half of 2011. Building on its track record of success in the retail investment market, M&G is expanding in Europe. It has continued to deliver strong sales in the first half of 2011 after two exceptional years. M&G's retail business in the UK has been number one for gross and net retail sales over 10 consecutive quarters. Importantly Prudential has been able to grow not only assets but also IFRS profits.

        In Asia, Prudential's asset management business had a strong first half. Funds under management continued to grow, primarily driven by internal funds during the first half. Net inflows remained volatile, in part driven by the tragic events that affected Japan earlier this year. IFRS profit continued to grow strongly. Prudential's priorities for its asset management business in Asia are: (i) to develop institutional relationships, securing pan-Asia discretionary mandates; (ii) to increase its focus on Japan and China, as the region's largest and fastest growing markets respectively; and, finally, (iii) to grow its offshore funds business.

2013 Financial Objectives and Outlook

        The objectives discussed below assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II,(as described in the Risk and Capital Management section of this filing) which remains uncertain.

        In December 2010, Prudential announced new objectives for the Group that reflect its determination to accelerate growth in Asia and its belief that it can continue to deliver both growth and cash sustainably to its shareholders. Prudential's annual report for 2010 on Form 20-F filed with the SEC provides further details. Prudential believes that it remains on course to deliver its 2013 financial objectives, both in terms of profit growth and cash generation.

        There are clear macroeconomic concerns today in the Western world. The issues around sovereign debt, both in the United States and in the Eurozone, as well as the associated fiscal difficulties, mean that Prudential remains cautious about the outlook in these regions. While these issues may have some temporary adverse effects across the globe, Prudential continues to believe that its substantial presence in growing and developing markets across Asia put it in a position to continue to deliver relative outperformance in the medium term.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, prepared in accordance with International Financial Reporting Standards as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. As at 30 June 2011, there were no unendorsed standards effective for the period ended 30 June 2011 affecting the condensed consolidated financial information of Prudential, and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the period ended 30 June 2011 is prepared in accordance with IFRS as issued by the IASB. It is Prudential's policy to adopt mandatory requirements of new or altered EU-endorsed IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets and liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for Prudential's results insofar as they relate to Prudential's shareholder-financed business. In particular, this applies for Jackson, which is the largest shareholder-backed business in Prudential. The policies are not critical in respect of Prudential's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability. Accordingly, explanation is provided in this section as to why the distinction between the with-profits business and shareholder-backed business is relevant.

        In order to provide relevant analysis that is appropriate to the circumstances applicable to the Prudential's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of Prudential's with-profits funds.

        The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analysis for the year ended 31 December 2010 was provided in Prudential's annual report for 2010 filed with the SEC on Form 20-F. Quantitative analysis for the six months to 30 June 2011 is generally not provided in this section apart from information relating to Jackson's available-for-sale debt securities portfolio and unrecognised deferred tax assets. Other quantitative analysis as applied for the 2011 full year results, will be provided in Prudential's annual report for 2011 to be filed with the SEC on Form 20-F.

Investments

Determining the fair value of financial investments when the markets are not active

        Prudential holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgment.

        If the market for a financial investment of Prudential is not active, the fair value is determined by using valuation techniques. Prudential establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments.

        The financial investments measured at fair value are classified into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investment concerned:

    Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

    Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

    Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        As at 30 June 2011, £4,423 million of financial investments (net of derivative liabilities) valued at fair value were classified as level 3. Of these, £699 million were held to back shareholder non-linked business, and so changes to these valuations will directly impact shareholders' equity. Further details of the classification of financial instruments are given in note S to the Prudential's unaudited condensed consolidated interim financial statements.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example:

  •
  Whether the decline of the financial investment's fair value is substantial.

        A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows.

        The duration of a security to maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

  •
  The duration and extent to which the amortised cost exceeds fair value.

        This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

        If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognised. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market price driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities all of which are classified as available-for-sale, the model used to analyze cash flows begins with the current delinquency experience of the underlying collateral pool for the structure, by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate ageing effects. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, contractual principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded.

        The difference between the fair value and book cost for unimpaired securities designated as available-for-sale is accounted for as unrealised gains or losses, with the movements in the accounting period being included in Other Comprehensive Income.

        Prudential's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active.

        In half year 2011 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,210 million to a net unrealised gain of £1,419 million. This increase primarily reflects the decrease in US Treasury rates. The gross unrealised gain in the statement of financial position increased from £1,580 million at 31 December 2010 to £1,685 million at 30 June 2011, while the gross unrealised loss decreased from £370 million at 31 December 2010 to £266 million at 30 June 2011.

        These features are included in the table shown below of the movements in the values of Jackson's available-for-sale securities.

		Changes in Unrealised appreciation**	Foreign exchange translation
	30 June 2011	Reflected as part of movement in comprehensive income		31 December 2010
	(In £ Millions)
Assets fair valued at below book value
Book value*	3,512			4,372
Unrealised loss((iv)(a),(b))	(266)	94	10	(370)

Fair value (as included in statement of financial position)	3,246			4,002

Assets fair valued at or above book value
Book value*	20,348			20,743
Unrealised gain	1,685	143	(38)	1,580

Fair value (as included in statement of financial position)	22,033			22,323

Total
Book value*	23,860			25,115
Net unrealised gain/(loss)	1,419	237	(28)	1,210

Fair value (as included in statement of financial position)***	25,279			26,325

Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	237			1,221
Exchange movements	(28)			(15)

	209			1,206

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of $1.6055: £1.

***
Debt securities for US operations included in the statement of financial position at 30 June 2011 and as referred to in note U to the unaudited condensed consolidated financial statements, comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Available-for-sale	25,279	26,325
Consolidated investment funds classified as fair value through profit and loss	7	41

	25,286	26,366

        Included within the movement in gross unrealised losses for the debt securities of Jackson of £94 million as shown above was a net decrease in value of £2 million relating to sub-prime and Alt-A securities for which the carrying values are shown in the "Fair value of securities as a percentage of book value" table below.

        Debt securities classified as available-for-sale in an unrealised loss position.

        The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2011.

(a)   Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 June 2011		31 December 2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
	(In £ Millions)
Between 90% and 100%	2,794	(66)	3,390	(102)
Between 80% and 90%	186	(32)	273	(44)
Below 80% (note(d))	266	(168)	339	(224)

Total	3,246	(266)	4,002	(370)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 June 2011		31 December 2010
	Fair value	Unrealised loss	Fair value	Unrealised loss
	(In £ Millions)
Between 90% and 100%	114	(4)	98	(6)
Between 80% and 90%	76	(13)	55	(9)
Below 80% (note(d))	44	(23)	56	(25)

Total	234	(40)	209	(40)

(b)   Unrealised losses by maturity of security

	30 June 2011	31 December 2010
	(In £ Millions)
Less than 1 year	—	—
1 year to 5 years	(4)	(6)
5 years to 10 years	(32)	(47)
More than 10 years	(32)	(49)
Mortgage-backed and other debt securities	(198)	(268)

Total	(266)	(370)

(c)   Age analysis of unrealised losses for the years indicated

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 June 2011			31 December 2010
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	(In £ Millions)
Less than 6 months	(6)	(11)	(17)	(3)	(67)	(70)
6 months to 1 year	(2)	(30)	(32)	(2)	—	(2)
1 year to 2 years	(4)	—	(4)	(13)	(20)	(33)
2 years to 3 years	(7)	(50)	(57)	(27)	(55)	(82)
More than 3 years	(49)	(107)	(156)	(58)	(125)	(183)

Total	(68)	(198)	(266)	(103)	(267)	(370)

        At 30 June 2011, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £40 million (31 December 2010: £40 million), as shown above in note (a). Of these losses £4 million (31 December 2010: £1 million) relate to securities that have been in an unrealised loss position for less than one year and £36 million (31 December 2010: £39 million) to securities that have been in an unrealised loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table in (a) above, £168 million of the £266 million of gross unrealised losses at 30 June 2011 (31 December 2010: £224 million of the £370 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £168 million (31 December 2010: £224 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 June 2011		31 December 2010
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
	(In £ Millions)
Residential mortgage-backed securities
Prime (including agency)	45	(17)	88	(39)
Alt-A	6	(2)	15	(4)
Sub-prime	38	(21)	41	(20)

	89	(40)	144	(63)
Commercial mortgage-backed securities	9	(26)	8	(29)
Other asset-backed securities	118	(79)	123	(105)

Total structured securities	216	(145)	275	(197)
Corporates	50	(23)	64	(27)

Total	266	(168)	339	(224)

        The following table shows the age analysis as at 30 June 2011, of the securities whose fair value were below 80 per cent of the book value:

	30 June 2011
	Fair value	Unrealised loss
	(In £ Millions)
Age analysis
Less than 3 months	22	(7)
3 months to 6 months	9	(2)
More than 6 months	235	(159)

	266	(168)

Assets held at amortised cost

        Financial assets classified as loans and receivables under IAS 39 are carried at amortised cost using the effective interest rate method. Certain mortgage loans of the UK insurance operations have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis and these are included within loans in the balance sheet. The loans and receivables include loans collateralised by mortgages, deposits and loans to policyholders. In estimating future cash flows, Prudential looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or Prudential may later decide to sell the asset as a result of changed circumstances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either 'insurance contracts' or 'investment contracts' depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

  (a)
  that are likely to be a significant portion of the total contract benefits;

  (b)
  whose amount or timing is contractually at the discretion of the insurer; and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by Prudential.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        Prudential's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority's (the 'FSA's') realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for Prudential's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus, which is accounted for as a liability rather than shareholders' equity.

        Prudential's other with-profits contracts are written in with-profits funds that operate in some of Prudential's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the Prudential Assurance Company ('PAC') with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of Prudential. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson's contracts are accounted for under

IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e. any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features.

        Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions.

        For variable annuity business, the key assumption is the expected long-term level of equity market returns, which for all periods included was 8.4 per cent per annum (after deduction of external fund management fees) determined using a mean reversion methodology. The mean reversion methodology is explained further below under 'Deferred acquisition costs'.

        For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asian operations

        The insurance products written in Prudential's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by Prudential as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortisation of acquisition costs is of most relevance to Prudential's results for shareholder-financed long-term business of Jackson and the Asian operations. The majority of the UK shareholder-backed business is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies.

        As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

        Under US GAAP (as grandfathered under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises

  (i)
  a core amount that reflects a relatively stable proportion of underlying profits; and

  (ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

        Further, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

        In 2008, the application of the mean reversion technique benefitted the results by £110 million. In 2009 and 2010, whilst the cap was in effect, any accelerated or decelerated amortisation reflected the difference between market returns for the period and the assumed level of 15 per cent.

Half year 2011

        In half year 2011, the DAC amortisation charge included in operating profit includes £82 million of accelerated amortisation. This amount reflects the combined effect of

  (i)
  market returns in the period being lower than those assumed for the period; and

  (ii)
  the reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation is the 8.4 per cent long-term assumption.

        The reduction in assumed future rates reflects in large part the elimination, from the calculation in 2011, of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit reported in the 2008 results.

Full year 2011

        Consistent with the features noted for the half year 2011 level of accelerated amortisation, the charge for full year 2011 will be sensitive to the combined effect of

  (i)
  the separate account performance in the period as it compares with the assumed level for the second half of the year; and

  (ii)
  the consequential effect of adjustments to the projected rates of return for the future 5 years under the mean reversion methodology as they are updated from those applying at 30 June 2011.

        On the assumption that market returns for 2011 are within the range of negative 15 per cent to positive 15 per cent, the estimated DAC acceleration for full year 2011 is estimated to be £240 million to £150 million.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealised valuation movements on debt securities held to back the liabilities and solvency capital.

Asian operations

        For those territories applying US GAAP, principles similar to those set out in respect of Jackson above are applied to the deferral and amortisation of acquisition costs. For other Asian territories, except where the underlying reserving basis makes implicit allowance for the future fees that cover acquisition costs, the deferral and amortisation of acquisition costs is consistent with Modified Statutory

Basis where costs associated with the production of new business are amortised in line with the emergence of margins.

Pensions

        Prudential applies the requirements of IAS 19, 'Employee Benefits' and associated interpretations including IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme ('PSPS'). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognised for IFRS reporting.

        The financial position for PSPS recorded in the IFRS financial statements reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to the PSPS and the smaller Scottish Amicable Pensions Scheme ('SAPS') are shared between the PAC with-profits sub-fund ('WPSF') and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in the first half of 2011 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS, the ratio is estimated to be approximately 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognised in other comprehensive income, the results of Prudential are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments, changes in mortality assumptions and changes in inflation assumptions.

        The table below shows the sensitivity of the underlying PSPS and other scheme liabilities as at 30 June 2011 of £4,612 million and £788 million respectively to changes in discount rates, inflation rates and mortality rate assumptions.

	30 June 2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.6% to 5.4%	Increase in scheme liabilities by:
		PSPS	3.5%
		Other schemes	5.0%
Discount rate	Increase by 0.2% from 5.6% to 5.8%	Decrease in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.6%
Rate of inflation	RPI: Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 2.7% to 2.5%	PSPS	1.1%
	with consequent reduction in salary increases	Other schemes	4.7%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 (which does not permit inclusion of surplus over which shareholders access is not permitted) on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

        For PSPS, the underlying surplus of the scheme of £858 million (31 December 2010: £485 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 30 June 2011, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above for that scheme have had an impact on the Group's half year 2011 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme, which would be recognisable under IAS 19, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 30 June 2011 were £540 million (31 December 2010: £572 million), due to the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

Deferred tax

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The taxation regimes applicable across the Group apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial statements are discussed in note L(ii) to Prudential's unaudited condensed consolidated interim financial statements.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the contracts issued by Prudential's life assurance business are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the Modified Statutory Basis ('MSB') of reporting as set out in the revised Statement of Recommended Practice ('SORP') issued by the Association of British Insurers ('ABI') has been applied.

        In 2005, Prudential elected to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, 'Life Assurance'. Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the unaudited condensed consolidated interim financial statements reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for Prudential's with-profits funds that have yet to be appropriated between policyholders and shareholders. Prudential has elected to account for unallocated surplus wholly as a liability with no allocation to equity.

        This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realised investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations, a market consistent basis is not applied.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognised in the income statement. In the second half of 2010, Prudential changed its presentation of operating profit based on longer-term investment returns for its US insurance operations, within the supplementary analysis of profit, as explained further below under the section '(c) Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region'. Derivative value movements in respect of equity risk for variable annuity business and other equity related hedging activities are now excluded from operating profit based on longer-term investment returns and included as part of short-term fluctuations in investment returns. Accordingly the value movements on all derivatives held by Jackson are separately identified within the short-term fluctuations in investment returns identified as part of Prudential's segment results described below.

        For derivative instruments of Jackson, Prudential has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant.

        These were:

  •
  IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        Taking account of these considerations Prudential has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. Prudential has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement.

Presentation of results before tax

        The total tax charge for Prudential reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies.

        However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently, reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders Prudential has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        Prudential uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in the paragraph in the section below entitled 'Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region'.

        For shareholder-backed business, with the exception of debt securities held by Jackson and the majority of assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year and Prudential provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit for the periods indicated.

	Half year
	2011	2010
	(In £ Millions)
Total revenue, net of reinsurance	21,603	17,037
Total charges, net of reinsurance	(20,345)	(16,433)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	1,258	604
Tax charge attributable to policyholders' returns	(94)	(11)

Profit before tax attributable to shareholders	1,164	593

Tax charge	(395)	(160)
Less: tax attributable to policyholders' returns	94	11

Tax charge attributable to shareholders' returns	(301)	(149)

Profit for the period	863	444

*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. See 'Presentation of results before tax' under IFRS Critical Accounting Policies section above for further explanation.

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as 'with-profits' and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its unaudited condensed consolidated interim results by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note C of Prudential's unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to Prudential's UK, Hong Kong and Singapore shareholders and to the UK, Hong Kong and Singapore financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

 Explanation of Movements in Profits After Tax and Profits Before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

        Profit for the period after tax was £863 million in half year 2011 compared to a profit of £444 million in half year 2010. The improvement reflects the movement in results before tax attributable to shareholders, which improved from a profit of £593 million in half year 2010 to a profit of £1,164 million in half year 2011, which was offset by an increase in the tax charge attributable to shareholders from £149 million in half year 2010 to £301 million in half year 2011.

        The improvement in the total profit before tax attributable to shareholders from £593 million in half year 2010 compared to £1,164 million in half year 2011 largely reflects the increase in operating profit based on longer-term investment returns, and the fact that profit in the first half of 2010 was reduced by the terminated AIA transaction costs of £377 million.

        The effective tax rate for the tax charge against profit before tax attributable to shareholders was 26 per cent, compared to 25 per cent for half year 2010. The movement was principally due to a reduction in tax free income in Asia and Jackson in half year 2011 compared to half year 2010, partially offset by the reduction in the UK rate of taxation to 26 per cent with effect from 1 April 2011.

b)    Summary by business segment and geographical region

        Prudential's operating segments as determined under IFRS 8 are insurance operations split by geographic regions in which it conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is Prudential's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total profit (loss) after tax for the periods indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential's consolidated accounts.

	Half year 2011
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations	263	276	296	—	835
Asset management*	34	12	154	—	200

Total profit attributable to the segments	297	288	450	—	1,035
Unallocated corporate	—	—	—	(172)	(172)

Total profit (loss) for the period	297	288	450	(172)	863

	Half year 2010
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations	255	236	295	—	786
Asset management*	28	9	98	—	135

Total profit attributable to the segments	283	245	393	—	921
Unallocated corporate**	—	—	—	(477)	(477)

Total profit (loss) for the period	283	245	393	(477)	444

*
For the US, including the broker dealer business and Curian.

**
The results for unallocated corporate for the six months to 30 June 2010 included the impact of the costs of the terminated AIA transaction.

Profit from insurance operations

        Total profit from insurance operations in half year 2011 was £835 million compared to a profit of £786 million in half year 2010. All of the profits from insurance operations in the half years 2011 and 2010 were from continuing operations. The movement in profits for insurance operations can be summarised as follows:

	Half year
	2011	2010
	(In £ Millions)
Profit before shareholder tax	1,128	1,045
Shareholder tax	(293)	(259)

Profit after tax	835	786

        The increase of £83 million in profit before tax attributable to shareholders in half year 2011 compared to half year 2010 primarily reflects an increase in operating profit based on longer-term investment returns of the insurance operations.

        The effective shareholder tax rate on profits from insurance operations increased from 25 per cent in half year 2010 to 26 per cent in half year 2011. The movement was principally due to a reduction in the tax free income in Asia and Jackson in half year 2011 compared to half year 2010, partially offset by the reduction in the UK rate of tax.

        In order to understand how Prudential's results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan, Vietnam and less materially following the sale of the agency business in 2009, in Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under 'United Kingdom—Basis of profits' section below.

Comparison of total profit arising from Asian insurance operations

        The following table shows the movement in profit arising from Asian insurance operations from half year 2010 to half year 2011:

	Half year
	2011	2010
	(In £ Millions)
Profit before shareholder tax	338	300
Shareholder tax	(75)	(45)

Profit after tax	263	255

        The increase of £38 million from the profit before tax attributable to shareholders in half year 2010 of £300 million to a profit of £338 million in half year 2011 primarily reflects an increase of £65 million in operating profit based on longer-term investment returns, offset by an adverse change of £27 million in the short-term fluctuations in investment returns for shareholder-backed business.

        The effective shareholder tax rate changed from 15 per cent in half year 2010 to 22 per cent in half year 2011, with the movement principally due to a reduction in tax free income in Asia for half year 2011 compared to half year 2010.

United States

Basis of profits

        The underlying profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profits arising from US insurance operations from half year 2010 to half year 2011:

	Half year
	2011	2010
	(In £ Millions)
Profit before shareholder tax	395	330
Shareholder tax	(119)	(94)

Profit after tax	276	236

        The £65 million increase in profit before tax attributable to shareholders in half year 2011 against the comparative period in 2010, was due to an increase of £41 million in operating profit based on longer-term investment returns and a favourable change of £24 million in the short-term fluctuations in investment returns reflected in the income statement.

        The increase in operating profit based on longer-term investment returns in half year 2011 compared to half year 2010 was primarily due to higher separate account fee income due to substantial positive net flows over a period of time and also higher spread income, offset by related higher deferred acquisition cost amortisation and higher expenses, net of deferrals. In the second half of 2010, the Company amended the presentation of IFRS operating profit based on longer-term investment returns for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit based on longer-term investment returns for the US insurance operations has been amended to remove the positive £123 million effect. The effect of this change is explained further below under section 'c) Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region'.

        The favourable movement in short-term fluctuation in investment returns was driven by market value movements in half year 2011 compared with half year 2010. The effective tax rate on profits from US operations increased from 29 per cent in half year 2010 to 30 per cent in half year 2011.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its annuity and other businesses. For most of Prudential's operations, other than its UK long-term insurance operations, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

        Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The board of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of regular and final bonuses to be declared each year on each group of contracts. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at 30 June 2011, liabilities to with-profits policyholders were in aggregate £59.8 billion. Liabilities to with-profits policyholders in Asia as at 30 June 2011 were £11.5 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

        Further details on the determination of the two types of bonus ('regular' and 'final'), the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change, the PAC board of directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the directors of PAC retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus, which is normally declared yearly, may be added when a claim is paid or when units of a unitised product are realised.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  the total surrender value may be impacted by the application of a Market Value Reduction ('MVR') (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

  •
  for the Scottish Amicable Insurance Fund ('SAIF') and Scottish Amicable Life ('SAL'), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgment

        The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgment in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

  •
  Smoothing of investment returns: Smoothing of investment returns is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgment.

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to quantify specifically the effects of each of these assumptions or of reasonably likely changes in these assumptions.

        Prudential's approach, in applying significant judgment and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management ('PPFM') that are applied in the management of their with-profits funds.

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  explain the nature and extent of the discretion available;

  •
  show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

        Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

  •
  an Actuarial Function Holder who provides the PAC board of directors with all actuarial advice;

  •
  a With-Profits Actuary whose specific duty is to advise the PAC board of directors on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

  •
  a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

        In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC board of directors may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities of Prudential's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial information and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), and asset valuation differences and admissibility deductions reflected in the regulatory returns. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to Prudential's Asian with-profits business.

Surplus assets and their use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business, and, with the consent of the UK regulator, the cost of its historical pensions mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The 'SAIF' and 'PAL' funds

        Prudential's with-profits fund includes the Scottish Amicable Insurance Fund ('SAIF') and the wholly-owned subsidiary, Prudential Annuities Limited ('PAL'). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly-owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

Fair value of assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

Investment returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to, or from, the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of a bonus policy, the investment returns of a with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

UK shareholder-backed annuity business

        The results for this type of business are prepared in accordance with the UK Modified Statutory Basis. The results reflect the inclusion of investment return including realised and unrealised gains. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note E to the unaudited condensed consolidated financial statements.

Comparison of total profit arising from UK insurance operations

        Profit after tax from UK insurance operations of £296 million in half year 2011 is broadly consistent with the £295 million in half year 2010.

        The following table shows the movement in profits arising from UK insurance operations from half year 2010 to half year 2011:

	Half year 2011	Half year 2010
	(In £ Millions)
Profit before shareholder tax	395	415
Shareholder tax	(99)	(120)

Profit after tax	296	295

        The decrease in profit before tax attributable to shareholders of £20 million to £395 million in half year 2011 was primarily due to an adverse change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £49 million which reflects asset value movements principally on the shareholder-backed annuity business. This decrease was partially offset by an increase in operating profit based on longer-term investment returns of £23 million from £330 million in half year 2010 to £353 million in half year 2011. Operating profit based on longer-term investment returns included general insurance commissions of £21 million in half year 2011 compared with £23 million for half year 2010.

        The effective shareholder tax rate on profits from UK insurance operations for half year 2011 of 25 per cent compares with an effective tax rate of 29 per cent in half year 2010, with the movement principally due to the reduction in the UK rate of tax.

Profit from asset management

        Total profit from asset management increased from £135 million in half year 2010 to £200 million in half year 2011.

        The following table shows the movement in profits from asset management from half year 2010 to half year 2011:

	Half year 2011	Half year 2010
	(In £ Millions)
Profit before shareholder tax	268	190
Shareholder tax	(68)	(55)

Profit after tax	200	135

        The £78 million increase in profit before tax attributable to shareholders resulted mainly from an increase in profit generated by M&G, which increased profit before tax of £139 million in half year 2010 to £208 million in half year 2011. In addition, Prudential's Asian asset management operations and US broker dealer and asset management operations experienced improved performances, with profit before shareholder tax increasing by £7 million and £2 million respectively from half year 2010 to half year 2011.

        The £69 million increase in profit before tax attributable to M&G reflected a favourable movement of £56 million in operating profit based on longer-term investment returns, which was driven by improved equity market levels with the FTSE All Share averaging 11 per cent higher in half year 2011 compared with the same period in 2010, and strong net inflows, particularly from the retail business. Further, the increase in profit before tax attributable to M&G reflected a decrease in actuarial losses on defined benefit pension schemes of £12 million to £4 million in half year 2011, compared to £16 million in half year 2010.

        The effective tax rate on profits from asset management operations decreased from 29 per cent in half year 2010 to 25 per cent in half year 2011, with the movement principally due to the reduction in the UK rate of tax.

Unallocated corporate result

        Total net of tax charges for unallocated corporate activity decreased by £305 million from £477 million in half year 2010 to £172 million in half year 2011.

        The following table shows the movement in the unallocated corporate result from half year 2010 to half year 2011:

	Half year 2011	Half year 2010
	(In £ Millions)
Loss before shareholder tax	(232)	(642)
Shareholder tax	60	165

Loss after tax	(172)	(477)

        The loss before shareholder tax in half year 2010 of £642 million included costs of £377 million incurred in relation to the terminated transaction to purchase AIA Group Limited. Further details of these costs are presented in note G of Prudential's unaudited condensed consolidated interim financial statements. The period-on-period movement in loss before shareholder tax also resulted from a favourable movement in other income and expenditure (including restructuring and Solvency II implementation costs) of £19 million, from £265 million in half year 2010 to £246 million in half year 2011 and a favourable change in short-term fluctuations in investment returns from £15 million in half year 2010 to £nil in half year 2011.

        The favourable movement of £19 million in net other expenditure includes a credit of £42 million resulting from the Prudential's alteration of its inflation measure basis for future statutory increases to pension payments for certain tranches of Prudential's UK defined benefit schemes. This reflects the UK Government's decision to replace the Retail Prices Index (RPI) basis of indexation with the Consumer Prices Index (CPI).

        The effective tax rate on unallocated corporate result remained unchanged at 26 per cent in half year 2011.

c)    Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Prudential determines and presents operating segments based on the information that is internally provided to the Group Executive Committee ('GEC'), which is Prudential's chief operating decision maker.

        An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by Prudential reflect its organisational structure, which is by both geography (Asia, US and UK) and by product line (insurance operations and asset management). Prudential's operating segments as determined under IFRS 8, are as follows:

  •
  Insurance operations

  –
  Asia

  –
  US (Jackson)

  –
  UK

  •
  Asset management operations

  –
  M&G

  –
  Asian asset management

  –
  US broker dealer and asset management (including Curian).

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting. Prudential's operating segments are also its reportable segments.

        The performance measure of operating segments utilised by Prudential is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising upon the dilution of the Prudential's holding in PruHealth. In the second half of 2010 Prudential amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. There is no change to total profit for continuing operations before tax attributable to shareholders arising from this altered treatment. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.

        Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities.

    For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the "operating results based on longer-term investment returns". Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities.

    For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business, where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining profit on this basis, the following key elements are applied to the results of Prudential's shareholder-financed operations.

(i)    Debt and equity-type securities

        Longer-term investment returns for both debt and equity-type securities comprise longer-term income receivable (interest/dividend income) and capital returns.

        In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve ('RMR') based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson National Life. Details of the RMR charge, as well as the amortisation of interest related realised gains and losses, for Jackson are shown in note F of the condensed consolidated interim financial statements.

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asian insurance operations, the realised gains and losses have been materially interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 30 June 2011 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £390 million (31 December 2010: net gain of £337 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business and unit-linked and separate account business are of significance for the US and Asian insurance operations. Different rates apply to different categories of equity-type securities.

        As at 30 June 2011, the equity-type securities for US insurance non-linked operations amounted to £862 million (31 December 2010: £852 million). For these operations, the longer-term rates of return for income and capital applied in 2011 ranged from 7.1 per cent to 7.5 per cent for equity-type securities such as common and preferred stock and portfolio holdings in mutual funds and from 9.1 per cent to 9.5 per cent for certain other equity-type securities such as investments in limited partnerships and private equity funds (half year 2010: 7.0 per cent to 7.9 per cent and 9.0 per cent to 9.9 per cent, respectively).

        For Asian insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £449 million as at 30 June 2011 (31 December 2010: £506 million). Of this balance, £122 million (31 December 2010: £101 million) related to the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan. This £122 million (31 December 2010: £101 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (iv)(c) below. For the investments representing the other equity securities which had period end balances of £327 million (31 December 2010: £405 million), the rates of return applied in the half year 2011 and 2010 ranged from 9.0 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economics experts of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

        Jackson has used the ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) for mortgage-backed securities (MBS) to determine the average annual RMR. These were developed by external third parties; PIMCO (for RMBS) and from the second half of 2010 BlackRock Solutions (for CMBS), and are considered by management more relevant information for the MBS securities concerned than using ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO). For other securities Jackson uses ratings by NRSRO.

(ii)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance;

  •
  Movements in accounts carrying value of GMDB and GMWB 'for life' liabilities;

  •
  Fee assessment, and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

        As noted above the results for the six months ended 30 June 2010 have been amended to adopt a revised presentation applied from the full year 2010 reporting relating to value movements for Jackson's variable and fixed index annuity business. The revised presentation was adopted to reallocate accounting volatility caused by a mismatch in the accounting treatment of derivative assets versus embedded derivative insurance liabilities that was not representative of the underlying economic result of Jackson within the supplementary analysis of profit. For previous reporting of the half year 2010 results, all of the above items were included in operating profit based on longer-term investment returns with two exceptions. The exceptions were for the effect of GMIB reinsurance and movements in carrying values of free standing derivatives and embedded derivatives arising from changes in the level of observed implied equity volatility and changes in the discount rate applied from year to year. Previously, for the purposes of determining operating profit based on longer-term investment returns, the charge for these features was determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves with the movement relating to the change in difference in longer-term and current rates being included in short-term fluctuations. No changes have been made in respect of these exceptions and both remain in short-term fluctuations in investment returns.

        The change to the results for half year 2010 reflects Prudential management's IFRS 8 segment measure. Within the supplementary analysis of profit, the change is presentational only. It has no impact on profit before tax or shareholders' equity. The impact of this change to the results for half year 2010 is as follows:

	Half Year 2010
	Previous basis	Change	Revised basis
	(In £ Millions)
Operating profit based on longer-term investment returns:
Jackson	450	(123)	327
Rest of Group	518	—	518

Total	968	(123)	845
Short-term fluctuations in investment returns on shareholder-backed business	26	123	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	—	(24)
Costs of terminated AIA transaction	(377)	—	(377)

Profit from continuing operations before tax attributable to shareholders	593	—	593

US operations—Embedded derivatives for variable annuity guarantee features

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for under IFRS using 'grandfathered' US GAAP in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)  Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not reflect the economic features being hedged).

        Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives were in prior periods included in operating profits based on longer-term investment returns. These value movements, which are variable in nature, have been included in short-term fluctuations and half year 2010 comparatives have been adjusted accordingly.

(iv)  Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

a      Asia

Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

Non-participating business

        Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

Guaranteed Minimum Death Benefit ('GMDB') product features

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

b      UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

c      Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Actuarial and other gains and losses on defined benefit pension schemes

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under Prudential's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, due to the interaction of Prudential's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19.

Reconciliation of total profit by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

        A reconciliation of profit before tax (including tax attributable to policyholders' returns) to profit before tax attributable to shareholders and profit for the period is shown below.

	Half year
	2011	2010
	(In £ Millions)
Insurance business
Long-term business (note (ii))
Asia	326	262
US (note (iii))	368	327
UK	332	307
Development expenses	(2)	(3)

Long-term business operating profit based on longer-term investment returns	1,024	893
UK general insurance commission (note (iv))	21	23
Asset management business
M&G	199	143
Asian asset management	43	36
Curian	5	2
US broker-dealer and asset management (note (iii))	12	13

	1,304	1,110

Other income and expenditure	(253)	(240)
RPI to CPI inflation measure change on defined benefit pension schemes (note (vi))	42	—
Solvency II implementation costs	(27)	(22)
Restructuring costs	(8)	(3)

Total IFRS operating profit based on longer-term investment returns (note (i))	1,058	845
Short-term fluctuations in investment returns (note (v))
Insurance operations	85	137
Other operations	28	12

Total short-term fluctuations in investment returns	113	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vii))	(7)	(24)
Costs of terminated AIA transaction	—	(377)

Profit from continuing operations before tax attributable to shareholders	1,164	593
Tax charge attributable to shareholders' returns	(301)	(149)

Profit for the period	863	444
Non-controlling interests	(2)	(2)

Total profit for the period attributable to equity holders of Prudential	861	442

Notes

(i)
Operating profit based on longer-term investment returns.

  The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in section c) "Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region" above.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

  The results of Prudential's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in note E to the unaudited condensed consolidated interim financial statements.

(iii)
Jackson operating results based on longer-term investment returns.

  In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect.

(iv)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission receivable (net of expenses) for Prudential branded general insurance products as part of this arrangement.

(v)
Short-term fluctuations in investment returns on shareholder- backed business.

	Half year
	2011	2010
	(In £ Millions)
Insurance operations
Asia	14	41
US	27	3
UK	44	93
Other operations
Other	28	12

Total	113	149

*
In the second half of 2010 Prudential amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. The effect of this change is explained further in section c (ii) 'US variable and fixed index annuity business' above.

    Further details on the short-term fluctuations in investment returns are provided below under 'Charge for short-term fluctuations in investment returns' and also in note F to the unaudited condensed consolidated interim financial statements.

(vi)
During half year 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the Retail Prices Index (RPI) basis of indexation with the Consumer Prices Index (CPI). This resulted in a credit to operating profit before tax of £42 million.

(vii)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses on scheme liabilities, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
							Total Segment	Unallocated corporate
Half year 2011	UK	US	Asia	M&G	US	Asia			Total
	(In £ Millions)
Insurance operations:
Operating profit based on longer-term investment returns	353	368	324	199	17	43	1,304	(246)	1,058
Short-term fluctuations in investment returns on shareholder-backed business	44	27	14	13	—	—	98	15	113
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(2)	—	—	(4)	—	—	(6)	(1)	(7)

Profit (loss) from continuing operations before tax attributable to shareholders	395	395	338	208	17	43	1,396	(232)	1,164

Tax attributable to shareholders									(301)

Profit for the period									863

	Insurance operations			Asset management
							Total Segment	Unallocated corporate
Half year 2010	UK	US	Asia	M&G	US	Asia			Total
	(In £ Millions)
Insurance operations:
Operating profit based on longer-term investment returns	330	327	259	143	15	36	1,110	(265)	845
Short-term fluctuations in investment returns on shareholder-backed business	93	3	41	12	—	—	149	—	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(8)	—	—	(16)	—	—	(24)	—	(24)
Costs of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)

Profit (loss) from continuing operations before tax attributable to shareholders	415	330	300	139	15	36	1,235	(642)	593

Tax attributable to shareholders									(149)

Profit for the period									444

*
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to reallocate the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) from operating profit based on longer-term investment returns to short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to reallocate the positive £123 million effect

IFRS operating profit based on longer-term investment returns

        In half year 2011, the Group's IFRS operating profit before tax based on longer-term investment returns ('IFRS operating profit') after Solvency II implementation and restructuring costs was £1,058 million, an increase of 25 per cent on the same period of 2010.

Insurance operations

        In Asia, IFRS operating profit for long-term business increased by 25 per cent from £259 million in the first half of 2010 to £324 million in the corresponding period in 2011. Profits from in-force business grew by 17 per cent between the two periods from £305 million to £357 million, reflecting the continued build-up of the business in the region. New business strain of £31 million (2010: £42 million(1)) was four per cent of APE new business sales (2010: six per cent). This was, in part, due to Prudential's continuing discipline of focusing on capital light products but is also driven by the decline in sales from the higher strain businesses of India and Taiwan.

(1)
Excludes Japan new business strain of £1 million in 2010.

        Hong Kong, Indonesia, Singapore and Malaysia, Prudential's largest markets in Asia, continued to see profits grow strongly, with underlying operating profits from long-term business up 29 per cent from £198 million in the first half of 2010 to £255 million for the same period in 2011. Operating profits in Malaysia have improved by 27 per cent from £45 million to £57 million, reflecting the continued growth of the portfolio. The growth in Indonesia operating profits has been particularly strong, up 36 per cent from £70 million to £95 million, reflecting the organic growth of that business over recent years. Singapore's underlying operating profit increased by 29 per cent to £72 million (2010: £56 million) and Hong Kong increased 15 per cent to £31 million (2010: £27 million). Other territories contributed operating profits of £46 million before non-recurring items (2010: £45 million). Eleven out of 12 countries in which Prudential has life operations have made a positive contribution to IFRS profits in the first half of 2011.

        The US long-term business operating profit increased by 13 per cent from £327 million in half year 2010 to £368 million in half year 2011, reflecting, in part, strong growth in fee income, up 36 per cent to £327 million. This growth was driven by the continued high sales of variable annuity business together with higher equity markets, both of which have boosted separate account balances. Spread income has also increased, by 10 per cent to £380 million, principally as a result of the interest rate swap transactions entered into during 2010 to more closely match the overall asset and liability duration and lower amounts credited to policyholders on fixed annuities. These positive contributions to operating profit have been partially offset by increased administration expenses and DAC amortisation of £488 million in half year 2011 (2010: £433 million). Much of this increase was driven by the growth in the business, but it also included £82 million of accelerated DAC amortisation, which arises as a result of market movements and their interaction with the mean reversion methodology.

        In Prudential's UK business, total IFRS operating profit was seven per cent ahead of the prior half year at £353 million (half year 2010: £330 million). Long-term business generated £332 million, representing an increase of eight per cent over the half year 2010 result, with the with-profits business contributing £154 million, in line with last year. Profit from UK general insurance commission was lower at £21 million following the expected decline of the in-force policy numbers as the business matures.

Asset management business

        M&G's operating profit for half year 2011 was £199 million, an increase of 39 per cent from £143 million in half year 2010. This performance was driven by the strong net inflows received in recent periods, which together with improved equity markets, saw funds under management grow to £203 billion at 30 June 2011, compared with £178 billion at 30 June 2010. Of this £203 billion, external funds under management comprised £93.4 billion (30 June 2010: £75.7 billion). Net inflows fell to

£2.9 billion in the first half of 2011 as against £4.7 billion in the first half of 2010. Although this represented a substantial decrease, a reduction was expected after two successive years of particularly strong net inflows.

        The Asian asset management operations reported operating profits of £43 million, up by 19 per cent from £36 million in half year 2010. This improvement was driven both by increased operating revenues from higher funds under management and continued cost discipline resulting in an improved cost/income ratio. Total funds under management of £52.5 billion were up 14 per cent over the same period last year mainly driven by positive net flows from the Asian life business and by market movements. Net inflows from third parties, however, fell from £1.3 billion in half year 2010 to negative £12 million in half year 2011. This was due in part to lower bond fund returns and to Japan, where significant inflows of £728 million from the launch of the Asia Oceania equity fund in 2010 were not repeated in half year 2011, and where the environment was not conducive to new product launches in half year 2011. This situation was partially mitigated by net inflows from corporate and institutional clients in Korea, together with new institutional mandates.

Unallocated corporate result

        The £13 million increase in the charge for other income and expenditure to £253 million primarily reflected an increase in interest payable on core structural borrowings, following additional debt raised in January 2011.

        Following the UK Government's decision to change the basis of indexation from RPI to CPI the Group altered its assumptions for future statutory increases to pension payments for its UK defined benefit pension schemes. This resulted in a one-off credit to operating profit of £42 million in the first half of 2011 and will not recur going forward.

        A total of £27 million of Solvency II implementation costs were incurred in the first half of 2011 (2010: £22 million) as Prudential continued to make progress in preparing for this change.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

        The following discussion classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

(i)
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

(ii)
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

(iii)
With-profits business represents the shareholders' transfer from the with-profits fund in the period.

(iv)
Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

(v)
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

(vi)
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (e.g. investment expenses are netted off investment income as part of spread income or fee income as appropriate).

(vii)
DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	Half year 2011
	Asia	US	UK	Unallocated	Total
	(In £ Millions)
Spread income	46	380	122	—	548
Fee income	67	327	29	—	423
With-profits	17	—	154	—	171
Insurance margin	225	113	7	—	345
Margin on revenues	560	—	105	—	665
Acquisition costs	(349)	(485)	(93)	—	(927)
Administration expenses	(242)	(195)	(60)	—	(497)
DAC adjustments	(11)	192	(1)	—	180
Expected return on shareholder assets	11	36	69	—	116

Long-term business operating profit	324	368	332	—	1,024
Asset management operating profit	43	17	199	—	259
General insurance commission	—	—	21	—	21
RPI to CPI inflation measure change on defined benefit schemes	—	—	—	42	42
Other income and expenditure*	—	—	—	(288)	(288)

Total operating profit based on longer-term investment returns	367	385	552	(246)	1,058

	Half year 2010
	Asia	US	UK	Unallocated	Total
	(In £ Millions)
Spread income	39	344	83	—	466
Fee income	52	240	29	—	321
With-profits	17	—	154	—	171
Insurance margin	202	118	(4)	—	316
Margin on revenues	474	—	145	—	619
Expenses					—
Acquisition costs	(318)	(408)	(97)	—	(823)
Administration expenses	(225)	(167)	(61)	—	(453)
DAC adjustments	15	142	(2)	—	155
Expected return on shareholder assets	3	58	60	—	121

Long-term business operating profit	259	327	307	—	893
Asset management operating profit	36	15	143	—	194
General insurance commission	—	—	23	—	23
Other income and expenditure*	—	—	—	(265)	(265)

Total operating profit based on longer-term investment returns	295	342	473	(265)	845

*
Including restructuring and Solvency II implementation costs.

(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect.

Margin analysis of long-term insurance business

        The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. The margin is on an annualised basis in which half year profits are annualised by multiplying by two. Details of the Group's average policyholder liability balances are given in note Z to Prudential's unaudited condensed consolidated interim financial statements included in this document.

	Total
	Half year 2011				Half year 2010
Long-term business	Profit	Average Liability	Margin		Profit	Average Liability	Margin
	(In £ Millions)		(bps)		(In £ Millions)		(bps)
Spread income	548	56,815	193		466	53,852	173
Fee income	423	68,564	123		321	51,997	123
With-profits	171	92,701	37		171	87,291	39
Insurance margin	345				316
Margin on revenues	665				619
Expenses
Acquisition costs*	(927)	1,824	(51%	)	(823)	1,662	(50%	)
Administration expenses	(497)	125,379	(79)		(453)	105,849	(86)
DAC adjustments	180				155
Expected return on shareholder assets	116				121

Operating profit	1,024				893

	Asia
	Half year 2011				Half year 2010
Long-term business	Profit	Average Liability	Margin		Profit	Average Liability	Margin
	(In £ Millions)		(bps)		(In £ Millions)		(bps)
Spread income	46	5,241	176		39	4,155	188
Fee income	67	12,973	103		52	10,287	101
With-profits	17	11,214	30		17	9,711	35
Insurance margin	225				202
Margin on revenues	560				474
Expenses
Acquisition costs*	(349)	743	(47%	)	(318)	720	(44%	)
Administration expenses	(242)	18,214	(266)		(225)	14,442	(312)
DAC adjustments	(11)				15
Expected return on shareholder assets	11				3

Operating profit	324				259

*
The ratio for acquisition costs is calculated as a percentage of APE including with-profits together with Japan (half year 2011 Japanese sales £nil; half year 2010: £7 million). Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results' in this document.

Analysis of Asian operating profit drivers

•
Spread income has increased from £39 million in half year 2010 to £46 million in half year 2011. There has been a small fall in margin from 188 bps in 2010 to 176 bps in half year 2011 principally due to lower investment returns in China in 2011.

•
Fee income has increased in absolute terms by 29 per cent to £67 million broadly in line with increased unit linked liabilities following improved equity markets and positive net flows into unit linked business.

•
Insurance margin has increased by £23 million from £202 million in half year 2010 to £225 million in half year 2011. This reflects the continued growth in the in-force book, which has a relatively high proportion of risk-based products.

•
Margin on revenues has increased by £86 million to £560 million reflecting the on-going growth in the size of the portfolio. During the period the new business mix has moved towards those countries that levy higher premium charges (e.g. Indonesia and Malaysia).

•
Acquisition costs—Acquisition costs have increased by 10 per cent, ahead of the 3 per cent increase in sales. This trend is distorted by the changes in country mix, particularly by the reduction of sales in India. Excluding India, acquisition costs were 15 per cent higher, compared to APE sales growth of 17 per cent.

The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 60 per cent for half year 2011 and 53 per cent for half year 2010. (Excluding India, half year 2011: 62 per cent and half year 2010: 60 per cent)

•
Administration expenses have increased from £225 million in half year 2010 to £242 million in half year 2011. The administration expense ratio has improved from 312 bps in 2010 to 266 bps in 2011 as we continue to see the benefits of operational leverage.

•
Expected return on shareholder assets has increased to £11 million primarily due to higher shareholder assets and lower investment expenses in the period.

	US
	Half year 2011				Half year 2010
Long-term business	Profit	Average Liability	Margin		Profit	Average Liability	Margin
	(In £ Millions)		(bps)		(In £ Millions)		(bps)
Spread income	380	29,011	262		344	29,317	235
Fee income	327	33,604	195		240	22,465	214
With-profits	—				—	—	—
Insurance margin	113				118
Margin on revenues	—				—
Expenses
Acquisition costs*	(485)	672	(72%	)	(408)	560	(73%	)
Administration expenses	(195)	62,615	(62)		(167)	51,782	(65)
DAC adjustments	192				142
Expected return on shareholder assets	36				58

Operating profit	368				327

*
The ratio for acquisition costs is calculated as a percentage of APE. APE is defined under the section 'EEV Basis and New Business Results' in this document.

Analysis of US operating profit drivers:

•
Spread income benefited by £53 million in half year 2011 from the effect of transactions entered into during 2010 to more closely match the overall asset and liability duration (half year 2010: £44 million). The increase in spread margin from 235 bps in half year 2010 to 262 bps in half year 2011 is due primarily to decreased crediting rates on fixed annuities.

•
Fee income margins are based on the average of the opening and closing separate account balances, while earned fees are mainly calculated daily based on the separate account balance. The first half of 2010 experienced a large fall in equity markets at the end of that period. Using an average based on month end separate account balances in local currency, margins were 197 bps in half year 2011 (half year 2010: 201 bps). Separate account values increased in half year 2011 both as a result of the contribution from strong sales and positive equity market performance.

•
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry net income. Positive net flows into variable annuity business with life contingent and other guarantees have helped lead to a small improvement in the margin in local currency. However, exchange rate movements resulted in a small decline in the margin from £118 million in half year 2010 to £113 million in half year 2011.

•
Acquisition costs have increased in absolute terms compared to half year 2010 due to the significant increase in sales volumes. However acquisition costs as a percentage of APE were modestly lower at 72 per cent in half year 2011.

•
Administration expenses increased to £195 million in half year 2011 compared to £167 million in the first half of 2010, primarily as a result of higher asset based commission paid on the larger half year 2011 separate account balance. These asset based commissions paid upon policy anniversary dates are treated as an administration expense in this analysis as opposed to a cost of acquisition. Notwithstanding the higher levels of asset based commission, the administration expense ratio has reduced from 65 bps to 62 bps reflecting the benefits of operational leverage.

	UK
	Half year 2011				Half year 2010
Long-term business	Profit	Average Liability	Margin		Profit	Average Liability	Margin
	(In £ Millions)		(bps)		(In £ Millions)		(bps)
Spread income	122	22,563	108		83	20,380	81
Fee income	29	21,987	26		29	19,245	30
With-profits	154	81,487	38		154	77,580	40
Insurance margin	7				(4)
Margin on revenues	105				145
Expenses
Acquisition costs*	(93)	409	(23%	)	(97)	382	(25%	)
Administration expenses	(60)	44,550	(27)		(61)	39,625	(31)
DAC adjustments	(1)				(2)
Expected return on shareholder assets	69				60

Operating profit	332				307

*
The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders. APE is defined under the section 'EEV Basis and New Business Results' in this document.

Analysis of UK operating profit drivers:

•
Spread income has increased by £39 million to £122 million in half year 2011 reflecting in a higher margin of 108 bps, up from 81 bps in half year 2010. The 27 bps improvement to margin is due to the bulk annuity deal written in the first half of 2011 together with the benefit to yields of transactions undertaken in the period to improve the quality of the annuity investment portfolio.

•
Margin on revenues represents premium charges for expenses and other sundry operating income amounts of the UK business. Lower amounts were recorded in the first half of 2011 (£105 million) as compared to the first half of 2010 (£145 million) mainly as a result of expense assumption changes on annuity business in 2010 not being repeated in the first half of 2011.

•
Insurance margin has improved by £11 million from negative £4 million in half year 2010 to positive £7 million in half year 2011, primarily reflecting improved profitability in PruHealth, following the acquisition of Standard Life Healthcare, and higher sales in PruProtect together with the benefit of lower new business strain on those sales.

•
Acquisition costs as a percentage of new business sales has fallen from 25 per cent in half year 2010 to 23 per cent in half year 2011. This is principally due to the impact of the bulk annuity deal written in the period which contributed £28 million APE with a relatively modest level of acquisition costs.

The ratio above considers the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder—backed new business sales were 44 per cent in half year 2011 (51 per cent in half year 2010), with the improvement over half year 2010 principally due to the bulk annuity deal as set out above.

•
Administration expenses have remained broadly consistent with the prior year at £60 million (2010: £61 million), whilst average policyholder liabilities for shareholder-backed business in half year 2011 have increased by 12 per cent from the first half of 2010. Correspondingly, the margin, expressed as shareholder administration costs compared to the policyholder liabilities of shareholder-backed business, has fallen from 31 bps in the first half of 2010 to 27 bps in same period in half year 2011. This is primarily the result of cost savings initiatives initiated by the UK in line with the business's stated objectives.

Asian operations—analysis of operating profit by territory

	Half year
	2011	2010
	(In £ Millions)
Underlying operating profit
China	—	6
Hong Kong	31	27
India	22	15
Indonesia	95	70
Japan	—	(2)
Korea	9	6
Malaysia	57	45
Philippines	1	1
Singapore	72	56
Taiwan	(8)	—
Thailand	2	(1)
Vietnam	19	21
Other	1	(1)
Non-recurrent items (note (ii))	25	19

Total insurance operations (note (i))	326	262

Development expenses	(2)	(3)

Total long-term business operating profit	324	259
Asset management	43	36

Total Asian operations	367	295

Notes

(i)
Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in-force as follows:

	Half year
	2011	2010
	(In £ Millions)
New business strain (excluding Japan)	(31)	(42)
Japan	—	(1)

New business strain (including Japan)	(31)	(43)
Business in force	357	305

Total	326	262

    The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)
Non-recurrent items of £25 million in half year 2011 (2010: £19 million), represents a small number of items that are not anticipated to re-occur in subsequent periods.

Analysis of asset management operating profit based on longer-term investment returns

	Half year 2011
	M&G(i)	Asia(i)	PruCap	US	Total
	(In £ Millions)
Operating income before performance-related fees	351	98	55	125	629
Performance-related fees	15	3	—	—	18

Operating income*	366	101	55	125	647
Operating expense	(194)	(58)	(28)	(108)	(388)

Operating profit based on longer-term investment returns	172	43	27	17	259

Average funds under management (FUM)**	£200.5 bn	£52.2 bn

Margin based on operating income**	37 bps	39 bps
Cost/income ratio***	55%	59%

	Half year 2010
	M&G(i)	Asia(i)	PruCap	US	Total
	(In £ Millions)
Operating income before performance-related fees	299	91	43	114	547
Performance-related fees	3	1	—	—	4

Operating income*	302	92	43	114	551
Operating expense	(180)	(56)	(22)	(99)	(357)

Operating profit based on longer-term investment returns	122	36	21	15	194

Average funds under management (FUM)**	£176.0 bn	£44.2 bn

Margin based on operating income**	34 bps	41 bps
Cost/income ratio***	60%	62%

(i)
M&G and Asia asset management businesses can be further analysed as follows:

M&G							Asia
Operating income*							Operating income*
	Retail	Margin of FUM**‡	Institu- tional+	Margin of FUM**	Total	Margin of FUM**		Retail	Margin of FUM**	Institu- tional+	Margin of FUM**	Total	Margin of FUM**
	(£m)	(bps)	(£m)	(bps)	(£m)	(bps)		(£m)	(bps)	(£m)	(bps)	(£m)	(bps)
30 June 2011	209	95	157	20	366	37	30 June 2011	61	61	40	25	101	39
30 June 2010	165	102	137	19	302	34	30 June 2010	59	64	33	25	92	41

*
Operating income is net of commissions and includes performance-related fees.

**
Margin represents annualised operating income as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

***
Cost/income ratio is calculated as cost as a percentage of income excluding performance-related fees.

+
Institutional includes internal funds.

‡
As noted above, the margins on operating income are based on the average of the opening and closing FUM balances. For M&G, if a monthly average FUM had been used in calculating the retail returns for half year 2011 and half year 2010, the retail margins would have been 96 bps for half year 2011 and 98 bps for half year 2010.

Short-term fluctuations in investment returns

        In calculating the operating profit based on longer-term investment returns, longer-term investment return assumptions are used rather than actual investment returns arising in the period. The difference between the actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

        Short-term fluctuations in investment returns for the Group's insurance operations in half year 2011 of £85 million comprise positive £14 million for Asia, positive £27 million for US operations and positive £44 million for the UK.

        The positive short-term fluctuations of £14 million for the Asian operations include a £26 million unrealised gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

        Positive fluctuations of £27 million have arisen in the US operations principally as a result of a high level of realised investment gains in the period, following management's credit risk reduction programme, positive value movements on derivatives held to manage the Group's interest rate exposures and actual returns from limited partnerships exceeding longer-term expectations. Offsetting these amounts was a negative net equity hedge accounting effect (net of related DAC) of £79 million. The rise in the S&P Index in the first half of 2011 resulted in fair value reductions in the free-standing derivatives backing the guarantees embedded in Jackson's variable and fixed index annuity products. As a substantial proportion of these policyholder guarantees are not fair valued for accounting purposes, there is no accounting offset to the value movements of these derivatives.

        The positive short-term fluctuations of £44 million for the UK operations principally reflect net investment gains arising in the period on fixed income assets backing the capital of the shareholder-backed annuity business.

        Short-term fluctuations for other operations were positive £28 million and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

        The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of negative £7 million reflects adverse experience in the period in respect of the Scottish Amicable and M&G schemes, including actual asset returns being lower than the long-term rate assumed.

Effective tax rates

        The effective rate of tax on operating profits based on longer-term investment returns at half year 2011 is 23 per cent (2010: 24 per cent(1)). The primary reason for the decrease in rate compared to half year 2010 is the reduction in the UK tax rate. The effective rate of tax on total profits is 26 per cent (2010: 25 per cent).

(1)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to reallocate the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) from operating profit based on longer-term investment returns to short-term fluctuations in investment returns. Accordingly the half year 2010 operating profit has been amended to reallocate the positive £123 million effect with a consequential impact on the effective tax rate.

IFRS earnings per share

Earnings per share (EPS)

	Half Year
	2011	2010
	(Pence)
Basic IFRS EPS based on operating profit after tax and non-controlling interests(i)	32.2	25.4

Basic IFRS EPS based on total profit after non-controlling interests	34.0	17.5

(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US insurance operations to reallocate the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) from operating profit based on longer-term investment returns to short-term fluctuation in investment returns. Accordingly the half year 2010 operating profit has been amended to reallocate the positive £123 million effect.

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Half year 2011	Half year 2010
	(In £ Millions)
Earned premiums, net of reinsurance	12,930	11,256
Investment return	7,750	5,027
Other income	923	754

Total revenue, net of reinsurance	21,603	17,037

Benefits and claims and movement in unallocated surplus of with-profits funds	(17,590)	(13,650)
Acquisition costs and other expenditure	(2,615)	(2,654)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(140)	(129)

Total charges, net of reinsurance	(20,345)	(16,433)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	1,258	604
Tax charge attributable to policyholders' returns	(94)	(11)

Profit before tax attributable to shareholders	1,164	593
Tax charge attributable to shareholders' returns	(301)	(149)

Profit for the period	863	444

*
This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders. See 'Presentation of results before tax' under the 'IFRS Critical Accounting Policies' section above for further explanation.

Earned premiums

	Half year 2011	Half year 2010
	(In £ Millions)
Asian operations	3,487	2,927
US operations	6,674	5,689
UK operations	2,769	2,640

Total	12,930	11,256

        Earned premiums, net of reinsurance, for insurance operations totalled £12,930 million in half year 2011 compared to £11,256 million in half year 2010. The increase of £1,674 million for half year 2011 was driven by an increase of £985 million in the US operations, an increase of £560 million in the Asian and an increase of £129 million in the UK operations.

a)    Asia

        Earned premiums in Asia, net of reinsurance in half year 2011 were £3,487 million, an increase of 19 per cent over the comparable £2,927 figure in half year 2010. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. The growth in earned premiums reflects increases for both factors.

        The prospects for the life insurance sector in Asia remain very positive as they are supported by strong economic fundamentals, relatively low market penetration and the increasing size of the middle class with its growing demand for savings and protection orientated financial products. The industry has continued to grow strongly across the region and within that context, Prudential has maintained its position as a regional leader.

        Prudential's overarching strategy in Asia continues to be the further expansion of its highly productive distribution channels and increased sales of capital efficient, regular premium savings and protection products with specific initiatives tailored to each individual market.

b)    United States

        Earned premiums, net of reinsurance increased by 17 per cent from £5,689 million in half year 2010 to £6,674 million in half year 2011, driven principally by the increase in sales of new single variable annuity business and an addition of modest institutional sales partially offset by decreases in fixed annuity and fixed index annuity sales.

        Jackson's strategy continues to focus on balancing value, volume, capital consumption, capital generation and strict pricing discipline for both variable and fixed annuities. Fixed annuity sales have slowed as a result of the current interest rate environment and following capital directed to support higher-margin variable annuity sales. Fixed index annuity sales were down as Jackson continued to focus its marketing efforts on higher margin variable annuity products.

        The growth in the variable annuity business reflects customers' and distributors' continued flight to quality, the continued improvement in the equity markets, the relative consistency of Jackson's product offering, continued disruptions among some of Prudential's major competitors and increased distribution capacity.

c)    United Kingdom

        Earned premiums, net of reinsurance for UK operations increased from £2,640 million in half year 2010 to £2,769 million in half year 2011, primarily reflecting a bulk annuity buy-in insurance agreement signed in half year 2011 with total new business premiums of £281 million and an increase in sales of with-profits bonds, partially offset by reductions in the sales of individual annuities and reductions in premiums for annual business sold in prior years. The reduction in the sales of individual annuities, as UK continues to proactively manage the flow of external conventional new business to control capital consumption, was mainly due to the end of a partnership agreement in the second half of 2010 and also the effects of the change in the minimum retirement age from 50 to 55.

        Prudential continues to be a market leader in both individual annuities and with-profits. Prudential's emphasis on value and returns saw the UK business continue to prioritise the retail market while participating selectively in the wholesale market when returns meet our financial criteria.

Investment return

	Half year 2011	Half year 2010
	(In £ Millions)
Asian operations	790	239
US operations	2,274	(31)
UK operations	4,665	4,916
Unallocated Corporate	21	(97)

Total	7,750	5,027

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains) and losses on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half Year 2011	Half Year 2010
	(In £ Millions)
Asian operations
Policyholders' returns
Assets backing unit-linked liabilities	208	(4)
With-profits business	404	34

	612	30
Shareholders' returns	178	209

Total	790	239

US operations
Policyholders' returns
Assets held to back (separate account) unit-linked liabilities	1,530	(981)

Shareholders' returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	81	14
Value movements on derivative hedging programme for general account business	93	149
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	570	787

	744	950

Total	2,274	(31)

UK operations
Policyholders' returns
Scottish Amicable Insurance Fund (SAIF)	303	304
Assets held to back unit-linked liabilities	657	423
With-profits fund (excluding SAIF)	2,808	2,576

	3,768	3,303

Shareholders' returns
Prudential Retirement Income Limited (PRIL)	555	1,150
Other business	342	463

	897	1,613

Total	4,665	4,916

Unallocated corporate
Shareholders' returns	21	(97)

Group Total
Policyholders' returns	5,910	2,352
Shareholders' returns	1,840	2,675

Total	7,750	5,027

Policyholder Returns

        The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK ten per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging programme. Changes in shareholder investment returns for US operations reflect primarily movements in investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates.

        The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for period-on-period changes in investment returns

        With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

  (i)
  debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment return in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

  (ii)
  loans and receivables, which are carried at amortised cost.

        Subject to the effect of these two exceptions, the period-on-period changes in investment return primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)    Asia

        The table below provides an analysis of investment return attributable to Asian operations for the periods presented:

	Half year 2011	Half year 2010
	(In £ Millions)
Interest/dividend income (including foreign exchange gains and losses)	238	355
Investment appreciation (depreciation)*	552	(116)

Total	790	239

*
Investment appreciation (depreciation) comprises realised and unrealised gains and losses on the investments.

        In Prudential's Asian operations, equities and debt securities accounted for 44 per cent and 48 per cent, respectively of total investment portfolio at 30 June 2011. The remaining 8 per cent of the total investment portfolio was primarily loans and deposits with credit institutions. At 30 June 2010, the total proportion of the investment portfolio invested in equities and debt securities was of a similar magnitude to that of 30 June 2011. In Asia, investment return increased from £239 million in half year 2010 to £790 million in half year 2011. This increase was due to an increase of £668 million in investment appreciation offset by a decrease of £117 million in interest and dividend income (including foreign exchange gains and losses). The increase of £668 million in investment appreciation was driven primarily by favourable movements in the Asian equity markets in half year 2011.

b)    United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Half year 2011	Half Year 2010
	(In £ Millions)
Realised gains and losses (including impairment losses on available-for-sale bonds)	81	14
Investment return of investments backing US separate account liabilities	1,530	(981)
Other investment return	663	936

Total	2,274	(31)

        In the US, investment return increased from a £31 million charge in half year 2010 to a £2,274 million credit in half year 2011. This £2,305 million favourable change was due to a £67 million increase in realised gains including gains on debt securities classified as available-for-sale, as well as an increase in investment return of the investments backing the US variable separate account liabilities of £2,511 million offset by a decrease of £273 million in other investment return. Realised gains were £81 million in half year 2011 compared with £14 million in half year 2010 primarily due to lower bond write downs in half year 2011. The primary driver for the increase in US investment return was an increase in the returns on investments backing the US variable annuity separate account liabilities as a result of favourable movements in the US equity markets in half year 2011 as compared to the adverse movements in the same period in 2010. The investment return of investment assets backing US separate account liabilities increased from a charge of £981 million in half year 2010 to a credit of £1,530 million in half year 2011. The decrease of £273 million in other investment return was mainly accounted for by the movements in the fair value of derivatives held to manage the general account business and of the equity-related derivatives.

c)    United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Half year 2011	Half year 2010
	(In £ Millions)
Interest/dividend income	3,223	3,131
Foreign exchange gains and losses*	32	(278)
Investment appreciation**	1,410	2,063

Total	4,665	4,916

*
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

**
Investment appreciation (depreciation) comprises realised and unrealised gains and losses on investments.

        Prudential's UK operations, equities, debt securities and investment properties accounted for 28 per cent, 53 per cent and 7 per cent, respectively of the total investment portfolio at 30 June 2011. The remaining 12 per cent of the total investment portfolio at 30 June 2011 is for loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £76,557 million at 30 June 2011, 83 per cent was held in corporate debt securities. At 30 June 2010 the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at 30 June 2011. In the UK, the investment return declined by £251 million, from £4,916 million in half year 2010 to £4,665 million in half year 2011. This decline was primarily driven by a decrease of £653 million in investment appreciation, partly offset by favourable movements in foreign exchange gains and losses of £310 million, from a negative of £278 million in half year 2010 to a positive £32 million in half year 2011. The foreign exchange movement in half year 2011 related mainly to gains in foreign currency forwards of the UK with-profits fund as the pound sterling appreciated above its levels in 2010. Interest and dividend income also offset the decline which had a favourable movement of £92 million from £3,131 million in half year 2010 to £3,223 million in half year 2011.

d)    Unallocated corporate

        The investment return for unallocated corporate increased from negative £97 million in half year 2010, to positive £21 million in half year 2011.

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Half year 2011	Half year 2010
	(In £ Millions)
Asian operations	(3,235)	(2,170)
US operations	(8,112)	(4,852)
UK operations	(6,243)	(6,628)

Total	(17,590)	(13,650)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        The benefits and claims and movements in unallocated surplus, net of reinsurance of a charge of £17,590 million (half year 2010: £13,650 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

        Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year.

        The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        Total benefits and claims and movement in unallocated surplus net of reinsurance of with-profits funds increased to a charge of £17,590 million in half year 2011 compared to a charge of £13,650 million in half year 2010. The amounts of the period to period change are shown below:

	Half year 2011	Half year 2010
	(In £ Millions)
Claims incurred	(8,945)	(8,498)
Increase in policyholder liabilities	(8,005)	(5,292)
Movement in unallocated surplus of with-profits funds	(640)	140

Benefits and claims and movement in unallocated surplus, net of reinsurance	(17,590)	(13,650)

        The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including the US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

        The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)    Asia

        In the first half of 2011, benefits and claims and movement in unallocated surplus of with-profits funds totalled £3,235 million, representing an increase of £1,065 million compared to the charge of £2,170 million in the first half of 2010. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	Half year 2011	Half year 2010
	(In £ Millions)
Claims incurred	(1,460)	(1,202)
Increase in policyholder liabilities	(1,827)	(876)
Movement in unallocated surplus of with-profits funds	52	(92)

Benefits and claims and movement in unallocated surplus	(3,235)	(2,170)

        The growth in the policyholder liabilities in Asia over the periods partially reflected the increase due to the strong growth of new business in the region. The variations in the increases or decreases in policyholder liabilities in individual periods were however, primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of Asian business. In addition, the policyholder liabilities of the Asian operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to the positive market returns in half year 2011, there was a related increase in the charge for benefits and claims in the period.

b)    United States

        Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purposes of IFRS reporting, deposits into these products are recorded as premiums, withdrawals and surrenders, and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

        In half year 2011, the accounting charge for benefits and claims increased by £3,260 million to £8,112 million compared to £4,852 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are described below:

	Half year 2011	Half year 2010
	(In £ Millions)
Claims incurred	(2,647)	(2,296)
Increase in policyholder liabilities	(5,465)	(2,556)

Benefits and claims	(8,112)	(4,852)

        The period-on-period movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US results into pound sterling at the average exchange rates for the relevant periods.

        The charge for benefit and claims for half year 2011 of £8,112 million reflects a significant increase over the charge of £4,852 million in half year 2010. The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the two periods presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed from a £981 million charge in half year 2010 to a £1,530 million charge in half year 2011 as shown in the section 'Investment return-b) United States' above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note Z to the unaudited condensed consolidated interim financial statements. The net cash flows of the variable annuity separate account liabilities shown in that note for half year 2011 were £3,893 million as compared with £2,752 million for half year 2010.

c)    United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus decreased from a £6,628 million charge in half year 2010 to a £6,243 million charge in half year 2011. The amounts of the period to period change attributable to each of the underlying reasons are shown below, together with a further analysis of the decrease in policyholder liabilities by type of business:

	Half year 2011	Half year 2010
	(In £ Millions)
Claims incurred	(4,837)	(5,000)
Decrease (increase) in policyholder liabilities:

SAIF	363	327
PRIL	(480)	(1,064)
Unit-linked and other non-participating business	(512)	(600)
With-profits (excluding SAIF)	(85)	(523)

	(714)	(1,860)
Movement in unallocated surplus of with-profits funds	(692)	232

Benefits and claims and movement in unallocated surplus	(6,243)	(6,628)

        Claims incurred in the UK operations of £4,837 million in half year 2011 represented a decrease from the £5,000 million incurred in half year 2010.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income and altered assumptions.

        For unit-linked business, the variations in the increases and decreases in the policyholder liabilities relating to the unit-linked business were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

        The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

        The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

  (a)
  Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

  (b)
  Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

        Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders' bonus is attributable to shareholders and represents the shareholders' profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

        The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

Acquisition costs and other expenditure

	Half year 2011	Half year 2010
	(In £ Millions)
Asian operations	(826)	(844)
US operations	(740)	(736)
UK operations	(1,090)	(796)
Unallocated corporate and intra-group elimination	41	(278)

Total	(2,615)	(2,654)

        Total acquisition costs and other expenditure of £2,615 million in half year 2011 were one per cent lower than the £2,654 million incurred in half year 2010.

a)    Asia

        Total acquisition costs and other expenditure for Asia in half year 2011 were £826 million, a small decrease of £18 million compared to £844 million in half year 2010. This decrease was mainly due to a decrease of £108 million in the charge for investment gains relating to external unit holders of the funds managed on behalf of third parties which are consolidated but have no recourse to the Group, partially offset by an increase of £82 million in acquisition costs, net of change in deferred acquisition costs.

b)    United States

        Total acquisition costs and other expenditure for the US of £740 million in half year 2011 were broadly consistent with the equivalent amount of £736 million in half year 2010. The period on period movement reflected an increase in operating expenses, broadly offset by a decrease in acquisition costs, net of change in deferred acquisition costs.

c)    United Kingdom

        Total acquisition costs and other expenditure for the UK increased by 37 per cent from £796 million in half year 2010 to £1,090 million in half year 2011. The increase of £294 million arises from the consolidation of investment funds in which there are external unit holders and underlying increases in expenditure. Under IFRS, the investment gains of the funds are included in investment return. The amount attributable to the external unit holders is charged to acquisition costs and other expenditure.

d)    Unallocated corporate and intra-group elimination

        Other expenditure of a credit of £41 million in half year 2011 and a charge of £278 million in half year 2010 comprises both the other expenditure of the unallocated corporate and elimination of intra-group income and expenses. The principal reason for the period on period movement was that the amount in half year 2010 included the costs incurred in relation to the terminated AIA transaction. Of the £377 million total costs before tax of the terminated AIA transaction in 2010, £277 million was recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the condensed consolidated income statement. The remaining £100 million associated with foreign exchange hedging was recorded within "Investment return".

IFRS Shareholders' Funds and Summary Balance Sheet

Movement on shareholders' funds

        The following table sets forth a summary of the movement in Prudential's shareholder funds for half year 2011 and half year 2010:

	Half year 2011	Half year 2010
	(In £ Millions)
Operating profit based on longer-term investment returns	1,058	845
Items excluded from operating profit	106	(252)

Total profit before tax	1,164	593
Exceptional tax credit	—	—
Tax and non-controlling interests	(303)	(151)

Profit for the period	861	442
Exchange movements, net of related tax	(75)	307
Unrealised gains and losses on Jackson securities classified as available for sale(a)	91	419
Dividends	(439)	(344)
New share capital subscribed	15	39
Other	17	27

Net increase in shareholders' funds	470	890
Shareholders' funds at beginning of period	8,031	6,271

Shareholders' funds at end of period	8,501	7,161

(a)
Net of related changes to deferred acquisition costs and tax.

        Statutory IFRS basis shareholders' funds at 30 June 2011 were £8.5 billion. This compares to £8.0 billion at 31 December 2010 and represents an increase of £0.5 billion, equivalent to six per cent.

        The movement primarily reflects the profit for the period after tax and non-controlling interests of £861 million and the improvement in the level of net unrealised gains on Jackson's debt securities of £91 million from the position at 31 December 2010, offset by the payment of the 2010 final dividend of £439 million and exchange translation losses of £75 million.

 Summary Balance Sheet

	Half year 2011	Full year 2010
	(In £ Millions)
Investments	245,282	239,297
Holding company cash and short-term investments	1,476	1,232
Other	22,708	20,277

Total assets	269,466	260,806

Less: Liabilities
Policyholder liabilities	221,432	214,727
Unallocated surplus of with-profits funds	10,872	10,253

	232,304	224,980
Core structural borrowings of shareholders' financed operations	3,998	3,676
Other liabilities including non-controlling interests	24,663	24,119

Total liabilities and non-controlling interests	260,965	252,775

Share capital and premium	1,998	1,983
IFRS basis shareholders' reserves	6,503	6,048

IFRS basis shareholders' equity	8,501	8,031

Shareholders' funds summary by business unit and net asset value per share

(i)    Shareholders' fund summary

	30 June 2011	31 December 2010
	(In £ Millions)
Asian operations
Insurance operations

Net assets of operation	2,030	1,913
Acquired goodwill	239	236

Total	2,269	2,149
Asset management

Net assets of operation	212	197
Acquired goodwill	61	61

Total	273	258

Total	2,542	2,407

US operations
Jackson (net of surplus note borrowings)	3,764	3,815
Broker-dealer and asset management operations:

Net assets of operation	108	106
Acquired goodwill	16	16

Total	124	122

Total	3,888	3,937

UK operations
Insurance operations:

Long-term business operations	2,294	2,115
Other	48	33

Total	2,342	2,148
M&G

Net assets of operation	310	254
Acquired goodwill	1,153	1,153

Total	1,463	1,407

Total	3,805	3,555

Other operations
Holding company net borrowings	(2,117)	(2,035)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	(8)	(10)
Other net assets	391	177

Total	(1,734)	(1,868)

Total of all operations	8,501	8,031

(ii)   Net asset value per share

	30 June 2011	31 December 2010
	(In £ Millions)
Closing equity shareholders' funds	8,501	8,031
Net asset value per share attributable to equity shareholders (note (i))	334p	315p

Note

(i)
Based on closing issued share capital as at:

•
30 June 2011 of £2,548 million shares; and

•
30 June 2010 of 2,539 million shares.

        The following sections focus on key areas of interest in the balance sheet.

Investments

	30 June 2011				31 December 2010
	Participating funds	Unit- linked and variable annuities	Shareholder- backed	Total Group	Total Group
	(In £ Millions)
Debt securities	54,149	8,726	54,338	117,213	116,352
Equity	30,009	60,145	883	91,037	86,635
Property investments	8,664	743	1,558	10,965	11,247
Commercial mortgage loans	269	—	4,630	4,899	4,949
Other loans	1,888	—	2,230	4,118	4,312
Deposits	8,125	872	1,861	10,858	9,952
Other investments	4,049	112	2,031	6,192	5,850

Total	107,153	70,598	67,531	245,282	239,297

        Total investments held by the Group at 30 June 2011 were £245 billion, of which £107 billion were held by participating funds, £71 billion by unit-linked funds and £67 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

        Of the £67 billion investments related to shareholder-backed operations, £6 billion was held by Asia long-term business, £31 billion by Jackson and £27 billion by the UK long-term business respectively. In addition £3 billion is held by Prudential's asset management and other operations.

        The investments held by the shareholder-backed operations are predominantly debt securities, totalling £54 billion, £5 billion, £25 billion and £22 billion for Asia, the US and the UK long-term businesses respectively, of which 87 per cent, 95 per cent and 98 per cent are rated, either externally or internally, as investment grade.

        In addition, £2 billion of debt securities was held by asset management and other operations, substantially all of which was managed by Prudential Capital.

Policyholder liabilities and unallocated surplus of with-profits fund

Policyholder liabilities

	Half year 2011				Half year 2010(i)
	Asia	US	UK	Total	Total
	(In £ Millions)
Shareholder-backed business
At 1 January	17,716	60,523	43,944	122,183	100,061
Premiums	1,799	6,805	2,178	10,782	8,979
Surrenders	(904)	(2,153)	(1,085)	(4,142)	(3,208)
Maturities/Deaths	(92)	(436)	(1,098)	(1,626)	(1,540)

Net flows	803	4,216	(5)	5,014	4,231
Investment related items and other movements	185	1,429	1,218	2,832	1,402
Acquisition of UOB Life Assurance Limited	—	—	—	—	464
Foreign exchange translation difference	8	(1,461)	—	(1,453)	5,015

At 30 June	18,712	64,707	45,157	128,576	111,173

With-profits funds
– Policyholder liabilities				92,856	87,740
– Unallocated surplus				10,872	10,066

Total at 30 June				103,728	97,806

Total policyholder liabilities including unallocated surplus at 30 June				232,304	208,979

(i)
At 30 June 2010, £188 million of surrenders and £9 million of maturities relating to Indian unit-linked business, which had previously been netted off investment related items and other movements, have now been presented against the appropriate classifications. This change has no impact on the previously reported full year 2010 equivalent analysis.

        Policyholder liabilities related to shareholder-backed business grew by £6.4 billion from £122.2 billion at 31 December 2010 to £128.6 billion at 30 June 2011.

        The increase reflects positive net flows (premiums less surrenders and maturities/deaths) of £5.0 billion in half year 2011 (half year 2010: £4.2 billion), driven by strong inflows in the US (£4.2 billion) and Asia (£0.8 billion). Excluding India, net flows in Asia have increased by 22 per cent to £684 million in half year 2011 (half year 2010: £562 million). In Asia, the rate of surrenders (expressed as a percentage of opening liabilities) was 5.1 per cent in the first half of 2011 compared with 6.2 per cent in the first half and 6.4 per cent in the second half of 2010 respectively. There have been improvements in both Malaysia and Indonesia where we had experienced increased withdrawals in half year 2010, as policyholders took the opportunity to capitalise on the increased value of their unit-linked policies as stock markets recovered.

        Positive investment-related and other items of £2.8 billion (half year 2010: £1.4 billion) also contributed to the growth in group policyholder liabilities following improvements in the bond and equity markets during the period.

        Other movements include foreign exchange movements of negative £1.5 billion (2010: positive £5.0 billion).

        During half year 2011, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis, increased by 6.0 per cent from £10.3 billion at 31 December 2010 to £10.9 billion at 30 June 2011.

Other results based information

Funds under management

	30 June 2011	31 December 2010
	(In £ Billions)
Business area
Asian operations	32.2	30.9
US operations	67.2	63.6
UK operations	146.4	145.2

Internal funds under management	245.8	239.7
External funds	103.7	100.4

Total funds under management	349.5	340.1

Note

(a)
Internal funds under management—analysis by business area

	Asian operations		US operations		UK operations		Total
	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
	(In £ Billions)
Investment properties (note (i))	—	—	0.1	0.1	11.5	11.5	11.6	11.6
Equity securities	14.2	14.5	36.2	31.5	40.6	40.7	91.0	86.7
Debt securities	15.4	14.1	25.3	26.4	76.5	75.9	117.2	116.4
Loans	1.2	1.3	4.1	4.2	3.7	3.8	9.0	9.3
Other investments and deposits	1.4	1.0	1.5	1.4	14.1	13.3	17.0	15.7

Total	32.2	30.9	67.2	63.6	146.4	145.2	245.8	239.7

Note

(i)
As included in the investments section of the consolidated statement of financial position at 30 June 2011 except for £0.5 billion (31 December 2010: £0.4 billion) properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

Effect of foreign currency rate movements on results

(i)    Rates of exchange

        The profit and loss accounts of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against Group equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

        The following translation rates have been applied:

	Closing 30 June 2011	Average 30 June 2011	Closing 30 June 2010	Average 30 June 2010	Closing 31 December 2010	Average 31 December 2010
	(Local currency: £)
Hong Kong	12.49	12.58	11.65	11.85	12.17	12.01
Indonesia	13,767.54	14,133.01	13,562.15	14,007.05	14,106.51	14,033.41
Malaysia	4.85	4.90	4.84	5.04	4.83	4.97
Singapore	1.97	2.03	2.09	2.13	2.01	2.11
India	71.77	72.74	69.49	69.83	70.01	70.66
Vietnam	33,048.21	33,110.56	28,545.59	28,806.01	30,526.26	29,587.63
USA	1.61	1.62	1.50	1.53	1.57	1.55

(ii)   Effect of rate movements on results

IFRS basis results	As published Half year 2011	Memorandum Half year 2010 (note (i) and (ii))
	(In £ Millions)
Asian operations:
Long-term operations	326	259
Development expenses	(2)	(3)

Total Asian insurance operations after development costs	324	256
Asset management	43	36

Total Asia operations	367	292

US operations
Jackson (note (ii))	368	308
Broker-dealer, asset management and Curian operations	17	14

Total US operations	385	322

UK operations
Long-term business	332	307
General insurance commission	21	23

Total UK insurance operations	353	330
M&G	199	143

Total UK operations	552	473

Total segment profit	1,304	1,087

Other income and expenditure	(253)	(240)
RPI to CPI inflation measure change on defined benefit pension schemes	42	—
Solvency II implementation costs	(27)	(22)
Restructuring costs	(8)	(3)

Operating profit from continuing operations based on longer-term investment returns	1,058	822

Shareholders' funds	8,501	7,034

Notes

(i)
The 'as published' operating profit for half year 2011 and 'memorandum' operating profit for half year 2010 have been calculated by applying average 2011 exchange rates.

  The 'as published' shareholders' funds for half year 2011 and memorandum' shareholders' funds for half year 2010 have been calculated by applying closing period end 2011 exchange rates.

(ii)
In the second half of 2010 Prudential amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. The half year 2010 operating profit has been amended accordingly.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing Prudential's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

        After making enquiries, the directors of Prudential have a reasonable expectation that the holding company and the Group have adequate resources to continue their operations for the foreseeable future and therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

Group cash flow

        Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

        Prudential continues to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention of the free surplus generated at business unit level, so that it can be reinvested in the profitable opportunities available to the Group. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

        Operating holding company cash flow for the first half of 2011 before the shareholder dividend was £549 million, £207 million higher than half year 2010. After deducting the higher level of shareholder dividend paid following the upward rebasing at the end of 2010, the operating holding company cash flow was positive £110 million (half year 2010: £24 million).

        The holding company received £690 million of net cash remittances from the business units in the first half of 2011, an increase of £230 million from half year 2010.

        The UK insurance operations remitted £265 million in the first half of 2011 (half year 2010: £263 million). This included a higher annual with-profits transfer to shareholders of £223 million. A total of £42 million was remitted from the shareholder-backed business, reflecting the surpluses arising from shareholder-backed annuities and the benefits of our cost savings initiatives. The UK remains on track to deliver £350 million of cash to Group by 2013.

        Cash received from Jackson was £320 million in half year 2011 (half year 2010: £nil), above the 2013 sustainable remittance target of £200 million. Jackson's full dividend contribution to Group for half year 2011 has been taken in the first half, with £200 million representing the remittances for the year and a further £120 million representing additional releases of surplus to Group. These additional releases reflect the current strength of Jackson's balance sheet, after its recent strong business and financial performance.

        Asia continues to be cash positive, increasing its remittances to Group at the half year stage to £105 million, some £38 million higher than the net £67 million remitted in the same period last year. Asia remains on track to meet its objective of £300 million net remittances in 2013.

        The Group's UK asset management operations remit substantially all of their annual post-tax earnings to Group, which in 2011 will be paid in the second half of the year.

        Central outflows increased to £141 million in half year 2011 (half year 2010: £118 million). Higher tax receipts in the first half of 2011 were offset by increased net interest payments, following the additional debt raised in 2011, and higher Solvency II implementation spend.

        After central costs, there was a net cash inflow before dividend of £549 million in the first half of 2011 compared to £342 million for half year 2010. The dividend paid was £439 million in half year 2011 compared to £318 million (net of scrip of £26 million) in the same period in 2010.

        Outside of the normal recurring central cash flow items we incurred £205 million of other cash payments in half year 2011. These comprise the first instalment to the UK tax authorities following the settlement reached last year on historic tax issues and the prepayment of fees in relation to new distribution agreements in Asia.

        The overall holding company cash and short-term investment balances at 30 June 2011 increased by £244 million to £1.5 billion from the £1.2 billion at 31 December 2010. The company seeks to maintain a central cash balance in excess of £1 billion. The current cash balance is buoyed by the receipt of £340 million proceeds from January's subordinated debt issue. This is expected to be used to repay the €500 million Tier 2 subordinated debt later in the year.

Liquidity requirements

Dividend payments

        The total cost of dividends (excluding scrip dividends which were replaced by the Dividend Re-investment Plan (DRIP) as of the 2010 final dividend) settled by Prudential was £439 million in the first half of 2011, for the 2010 final dividend compared to £344 million in the first half of 2010 for the 2009 second interim dividend. The dividend paid net of scrip was £318 million in the first half of 2010.

        The 2011 interim dividend was 7.95 pence per ordinary share, a 20 per cent increase on the interim dividend of 2010 of 6.61 pence per share. The 2011 interim dividend was paid in September 2011.

Debt service costs

        Debt service costs charged to profit in respect of core structural borrowings held by Prudential in the first half of 2011 were £140 million compared with £129 million in the first half of 2010. Of total consolidated borrowings of £8,350 million as at 30 June 2011, the parent company had core structural borrowings of £3,593 million outstanding, all of which have contractual maturity dates of more than five years. Within the core structural borrowings of £3,593 million were €500 million of Tier 2 subordinated notes which Prudential anticipates to redeem at its first call date in December 2011 using the proceeds from the US$550 million Tier 1 subordinated notes issued in January 2011 which raised £340 million, net of transaction costs.

Liquidity sources

        The Group's holding company held cash and short-term investments of £1,476 million at 30 June 2011 compared with £1,232 million at 31 December 2010. The sources of cash in 2011 included dividends, loans and interest received from operating subsidiaries. Prudential received £752 million in cash remittances from business units in the first half of 2011, compared to £514 million received in the first half of 2010. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances was £62 million of capital invested in the first half of 2011 compared to £54 million in the first half of 2010. Overall net remittances from Prudential's business units increased from £460 million in the first half of 2010 to £690 million in the first half of 2011.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the holding company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first six months of 2011 and 2010:

	Half year 2011	Half year 2010
	(In £ Millions)
Asian Operations	167	115
US Operations	320	—
UK Insurance Operations (mainly PAC)	265	263
M&G (including Prudential Capital)	—	130

Total	752	508

        Each of Prudential's main operations generates sufficient profits to pay dividends to the holding company. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends.

Shareholders' net borrowings

	30 June 2011	31 December 2010
	(In £ Millions)
Perpetual subordinated
Capital securities (Innovative Tier 1)	1,764	1,463
Subordinated notes (Lower Tier 2)	1,280	1,255

	3,044	2,718
Senior debt
2023	300	300
2029	249	249

Holding company total	3,593	3,267
Prudential Capital	250	250
Jackson surplus notes (Lower Tier 2)	155	159

Total	3,998	3,676
Less: Holding company cash and short-term investments	(1,476)	(1,232)

Net core structural borrowings of shareholder-financed operations	2,522	2,444

        The Group's core structural borrowings at 30 June 2011 totalled £4.0 billion on an IFRS basis, compared with £3.7 billion at 31 December 2010. The increase of £0.3 billion mainly reflects the issue of US$550 million of subordinated debt in the period.

        After adjusting for holding company cash and short-term investments of £1.5 billion, net core structural borrowings at 30 June 2011 were £2.5 billion compared with £2.4 billion at 31 December 2010. The increase of £0.1 billion comprises positive operating cash flows (after payment of the 2010 final dividend) of £0.1 billion offset by exceptional cash payments in the period of £0.2 billion.

        In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and are intended to finance the repayment of the €500 million Tier 2 subordinated notes in December 2011.

        The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

        In addition to the Group's core structural borrowings set out above, Prudential also has in place an unlimited global commercial paper programme. As at 30 June 2011, Prudential had issued commercial paper under this programme totalling £187 million, US$3,075 million, €237 million and CHF 92 million. The central treasury function also manages Prudential's £5,000 million medium-term note (MTN) programme, covering both core and non-core borrowings. During January 2010, Prudential raised non-core borrowings of £250 million from this programme. In total, at 30 June 2011 the outstanding subordinated debt under the programme was £835 million, US$1,300 million and €520 million, while the senior debt outstanding was £450 million. In addition, Prudential's holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2012 and 2016. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2011. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of the holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2011, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus net debt) was 11.7 per cent, compared with 11.8 per cent at

31 December 2010. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.

        The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

        Jackson National Life's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash inflows (outflows) in the first half of 2011 were £2,205 million from operating activities, £(83) million from investing activities, and £(225) million from financing activities. During the first half of 2010, net cash inflows (outflows) were £1,287 million from operating activities, £(123) million from investing activities, and £(440) million from financing activities.

        As at 30 June 2011, the Group held cash and cash equivalents of £8,589 million compared with £6,631 million at 31 December 2010, an increase of £1,958 million (representing net cash inflows of £1,897 million outlined above, and the effect of exchange rate changes of £61 million).

Contingencies and Related Obligations

        Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six month period ended 30 June 2011 are set out in note AB to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps, such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardised International Swaps and Derivatives Association Inc ('ISDA') master agreements and Prudential has collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        Prudential uses various interest rate derivative financial instruments such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        Some of Prudential's products, especially those sold in the United States, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes Prudential to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        The types of derivatives used by Jackson and their purpose are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to ten years. Put-swaptions hedge against significant movements in interest rates;

  •
  equity index futures contracts and equity index options (including various call and put options and put spreads) are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations;

  •
  spread cap options are used as a macro-economic hedge against declining short-term interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a defined default event occurs in exchange for periodic payments made by Jackson for the life of the agreement.

        The Group has provided, from time to time, certain guarantees and commitments to third-parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 30 June 2011 was £16 million.

        At 30 June 2011, Jackson has unfunded commitments of £325 million related to its investments in limited partnerships and of £77 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

Risk and Capital Management

        As a provider of financial services, including insurance, the management of risk lies at the heart of Prudential's business. As a result, effective risk management capabilities represent a key source of competitive advantage for the Group.

        The Group's risk appetite framework sets out Prudential's appetite for risk exposures as well as its approach to risk management and return optimisation. Under this approach, Prudential monitors its risk profile continuously against agreed limits. Prudential's main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Financial risks

Market risk

(i)    Equity risk

        In the UK business, most of Prudential's equity exposure is incurred in the with-profits fund of the Prudential Assurance Company, which includes a large inherited estate estimated at £6.9 billion as at 30 June 2011 (30 June 2010: £5.9 billion), which can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

        In Asia, a high proportion of Prudential's in-force book is made up of unit-linked products with limited shareholder exposure to equities. Prudential has minimal direct shareholder exposure to Asian equity markets outside its unit-linked holdings.

        In the US, where Jackson is a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in its products. Jackson provides guaranteed minimum death benefits (GMDB) on all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on 75 per cent of the book, and guaranteed minimum income benefits (GMIB) on only four per cent. To protect the shareholders against the volatility introduced by these embedded options, Jackson uses both a comprehensive hedging programme and reinsurance. Due to the inability to reinsure or hedge the GMIB economically, Jackson ceased offering this benefit in 2009.

        In its variable annuity sales activities, Jackson focuses on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. Jackson is able to meet the needs of these customers because its unique and market-leading operational platform allows it to tailor more than 3,200 product combinations.

        It is Jackson's philosophy not to compete on price. Jackson's individual guarantees tend to be more expensive than the market average because Jackson seeks to sell at a price sufficient to fund the cost it incurs to hedge or reinsure its risks.

        Jackson uses a macro approach to hedging that covers the entire risk in the US business. Within this macro approach Prudential makes use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then uses a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital being put at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

        Jackson hedges the economics of its products rather than the accounting result. This focus means that Jackson sometimes accepts a degree of variability in its accounting results in order to ensure that it achieves the appropriate economic result. Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable.

(ii)   Interest rate risk

        Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

        In the US, there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when interest rates increase and, in a low interest environment, the minimum guarantees required by state law. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest-rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

        In the UK, the investment policy for the shareholder-backed annuity business is to match the annuity payments with the cash flows from investments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored.

        The exposure to interest rate risk arising from Asia is at modest levels.

(iii)   Foreign exchange risk

        Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of its businesses means that Prudential is inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of its operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in its consolidated financial statements when results are expressed in pounds sterling.

        Prudential does not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

        In addition to business unit operational limits on credit risk, Prudential monitors closely its counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, Prudential will reduce its exposure, purchase credit protection or make use of collateral arrangements to control its levels of credit risk.

(i)    Debt portfolio

        Prudential's debt portfolio on an IFRS basis was £117.2 billion at 30 June 2011. £54.3 billion of these assets backed shareholder business, of which 95 per cent were investment grade, compared to 95 per cent at 30 June 2010. Sovereign debt represented 15 per cent of the debt portfolio backing shareholder business, or £8.4 billion, at 30 June 2011. 69 per cent of this was rated AAA and 93 per cent investment grade. Shareholder-backed sovereign exposures were £1.9 billion to the US, £2.8 billion to the UK, £0.7 billion to Europe and £3.0 billion to the rest of the world, predominately Asia. In terms of exposure to Europe, of which 93 per cent were AAA rated, the exposure in respect of Germany was £616 million, Italy was £52 million and Spain was £1 million whilst there was no sovereign exposure to Greece, Portugal or Ireland.

        In terms of shareholder exposures to the bank debt of Portugal, Ireland, Italy, Greece and Spain (PIIGS), Prudential held £341 million at 30 June 2011. The £341 million bank debt exposure was £

34 million to Portugal, £15 million to Ireland, £138 million to Italy and £154 million to Spain. The £341 million comprised £46 million senior debt, £30 million Tier 1 debt, £242 million Tier 2 debt and £23 million of covered bonds. There was no exposure to Greece in respect of bank debt.

        Of the £54.3 billion of debt securities backing shareholder business, five per cent (£3.0 billion) was in Tier 1 and Tier 2 hybrid bank debt. In addition to the Tier 1 and Tier 2 PIIGS exposures set out above Prudential had £515 million exposure to the US, of which £3 million was Tier 1, £854 million exposure to the UK, of which £112 million was Tier 1, and £1,334 million of other exposures, of which £283 million was Tier 1.

Asia

        Asia's debt portfolio totalled £15.4 billion at 30 June 2011. Of this, approximately 68 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 32 per cent is shareholder exposure and is invested predominantly (87 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in the first half of 2011.

UK

        The UK's debt portfolio on an IFRS basis is £74.8 billion as at 30 June 2011, including £46.7 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate.

        Outside the with-profits fund there is £5.7 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £22.4 billion backing the shareholders' annuity business and other non-linked business (of which 80 per cent is rated AAA to A, 18 per cent BBB and two per cent non-investment grade).

US

        The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 30 June 2011 Jackson's fixed income debt securities portfolio totalling £25.3 billion, comprised £19.7 billion corporate and government debt, £2.5 billion of Residential Mortgage-Backed Securities (RMBS), £2.3 billion of Commercial Mortgage-Backed Securities (CMBS) and £0.8 billion of other instruments.

        The US corporate and government debt portfolio of £19.7 billion is comprised of £17.9 billion of corporate debt and £1.8 billion of government debt. Of the £17.9 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately eight per cent of the portfolio. Jackson's largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy each at 15 per cent. Prudential actively manages the portfolio and will sell exposures as events dictate.

        Within the RMBS portfolio of £2.5 billion, the agency guaranteed portion is 53 per cent. Another 24 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Jackson's exposure to the 2006/2007 vintages totals £425 million of which £418 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £7 million. The total RMBS portfolio has an average fair value price of 90 cents on the dollar.

        The CMBS portfolio of £2.3 billion is performing strongly, with 38 per cent of the portfolio rated AAA and one per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 31 per cent. This level provides significant protection, since it means the bond has to incur a 31 per cent loss, net of recoveries, before Prudential is at risk.

        In Jackson, total amounts charged to profits relating to debt securities were £13 million (first half of 2010: £161 million). This is net of recoveries/reversals recognised in the year of £3 million (first half of 2010: £3 million).

        In the first half of 2011, Jackson's total defaults were £nil (first half of 2010: £nil). In addition, as part of its active management of the book, Prudential incurred a credit net of recoveries and reversals of £1 million (first half of 2010: losses of £97 million) on credit-related sales of impaired bonds.

        IFRS write-downs excluding defaults for the first half of the year were £14 million compared to £64 million in the equivalent period in 2010. Of this amount £11 million (first half of 2010: £39 million) was in respect of RMBS securities.

        The impairment process reflects a rigorous review of every bond and security in Jackson's portfolio. Jackson's accounting policy requires it to book full mark to market losses on impaired securities through its income statement. However, Prudential would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US

        Jackson's net unrealised gains from debt securities has steadily improved from negative £2,897 million at 31 December 2008 to positive £4 million at 31 December 2009 to positive £1,210 million at 31 December 2010 to positive £1,419 million at 30 June 2011. The gross unrealised loss position moved from £370 million at 31 December 2010 to £266 million at 30 June 2011. Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £168 million at 30 June 2011 compared to £224 million at 31 December 2010.

Asset management

        The debt portfolio of the Group's asset management operations of £1.7 billion as at 30 June 2011 is principally related to Prudential Capital operations. Of this amount £1.6 billion was rated AAA to A- by S&P or Aaa to A3 by Moody's.

Loans

        Of the total Group loans of £9.0 billion at 30 June 2011, £6.8 billion are held by shareholder-backed operations comprised of £4.6 billion commercial mortgage loans and £2.2 billion of other loans.

        Of the £6.8 billion held by shareholder-backed operations, the Asian insurance operations held £0.4 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies. The US insurance operations held £4.1 billion of loans, comprising £3.6 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. Jackson incurred impairments of £9.6 million on its commercial mortgage book (2010: £1.2 million). The UK insurance operations held £1.0 billion of loans, the majority of which are mortgage loans collateralised by properties.

        The balance of the total shareholder loans amounts to £1.3 billion and relates to bridging loan finance managed by Prudential Capital.

Insurance risk

        The processes of determining the price of Prudential's products and reporting the results of its long-term business operations require Prudential to make a number of assumptions. In common with other industry players, the profitability of its businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

        Prudential continues to conduct rigorous research into longevity risk using data from its substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of reinsurance is regularly evaluated. It is used as a risk management tool where it is appropriate and attractive to do so.

        Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship—either assumed or historically observed—between persistency and investment returns, and for the resulting additional risk.

Liquidity risk

        The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2012 and 2016. In addition, the Group has access to liquidity via the debt capital markets. For example, Prudential issued US$550 million perpetual subordinated Tier 1 securities in January 2011. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last 10 years. Liquidity uses and sources have been assessed at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

Non-financial risk

        Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

        With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory, including tax, regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of its products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

        Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

        The Group also has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, and in particular management information on key operational risk components such as risk and control assessments, internal incidents and external incidents, is reported by the business operations and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities; the ongoing improvement of the control environment; the informing of overall levels of capital held; and determination of the adequacy of Prudential's corporate insurance programme.

        With regard to business environment risk, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in its key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments. Where appropriate, Prudential provides submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

        With regard to strategic risk, both business units and the Group Head Office are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

Capital management

(i)    Regulatory capital (IGD)

        Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital held in its regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

        Prudential's capital position remained strong during half year 2011. Prudential has continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. Prudential estimates that its IGD capital surplus is £4.1 billion at 30 June 2011 (before taking into account the 2011 interim dividend), covering its capital requirements 2.9 times. This compares to a capital surplus of £4.3 billion at the end of 2010 (before taking into account the 2010 final dividend).

        The movements during 2011 mainly comprise:

  •
  Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £0.6 billion;

        Offset by:

  •
  Final 2010 dividend of £0.4 billion;

  •
  External financing costs and other central costs, net of tax, of £0.2 billion;

  •
  Net impact of £0.1 billion arising from issuance of the $550 million perpetual subordinated Tier 1 securities in January 2011 and recognition of intended repayment of the €500 million subordinated notes in December 2011; and

  •
  Foreign exchange movements of £0.1 billion.

        Prudential continues to have further options available to it to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

        In addition to its strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects its capital position in excess of the IGD surplus. This credit reserve as at 30 June 2011 was £1.8 billion. This represents 44 per cent of the portfolio spread over swaps, compared to 43 per cent as at 31 December 2010.

Stress Testing

        As at 30 June 2011, stress testing of its IGD capital position to various events had the following results:

  •
  An instantaneous 20 per cent fall in equity markets from 30 June 2011 levels would reduce the IGD surplus by £150 million;

  •
  A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £700 million;

  •
  A 150 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million; and

  •
  Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

        Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, its established hedging programmes and its additional areas of financial flexibility, demonstrate that Prudential is in a position to withstand significant deterioration in market conditions.

        Prudential also uses an economic capital assessment to monitor its capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into its risk profile.

(ii)   Solvency II

        The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is expected to be implemented from 1 January 2013, although discussions are now underway about potentially delaying the implementation for firms until 1 January 2014. The new approach is based on the concept of three pillars—minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

        Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

        A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

        The European Commission is in the process of consulting on the detailed rules that complement the high-level principles in the Directive, referred to as 'implementing measures', which are not expected to be finalised before early 2012.

        In particular, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) published a number of consultation papers in 2009 and 2010 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process. Prudential is actively participating in shaping the outcome through its involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers (ABI) and the Comité Européen des Assurances (CEA). In addition, further guidance and technical standards are currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA). These are expected to be subject to a formal consultation and finalised by late 2012.

        Many of the issues being actively debated have received considerable focus both within the industry and from national bodies. However, the application of Solvency II to international groups is still unclear and there remains a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups. There is also a possibility that depending on the outcome reached on a number of key issues, the effect of the measures finally adopted could be adverse for the Group, including potentially a significant increase in capital required to support its business.

        Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements.

        Over the coming months Prudential will be progressing its implementation plans further and remaining in regular contact with the FSA as it continues to engage in the 'pre-application' stage of the approval process for the internal model.

Capital allocation

        Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

        Prudential optimises capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into its decision-making processes for product design and product pricing.

        Prudential's capital performance metrics are based on economic capital, which provides a view of its capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into its risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging

        Prudential manages its actual risk profile against its tolerance of risk. To do this, Prudential maintains risk registers that include details of the risks Prudential has identified and of the controls and mitigating actions Prudential employs in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction are subject to review at Group level before implementation.

        Prudential uses a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Prudential plc and Subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page ref
Unaudited Condensed Consolidated Income Statements for the six months ended 30 June 2011 and 2010	I-2
Unaudited Condensed Consolidated Statements Of Comprehensive Income for the six months ended 30 June 2011 and 2010	I-3
Unaudited Condensed Consolidated Statements Of Changes In Equity for the six months ended 30 June 2011 and 2010	I-4
Unaudited Condensed Consolidated Statements Of Financial Position at 30 June 2011 and 31 December 2010	I-6
Unaudited Condensed Consolidated Statements Of Cash Flows for the six months ended 30 June 2011 and 2010	I-8
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	I-10

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Income Statements

	Half year 2011	Half year 2010
	(In £ Millions)
Earned premiums, net of reinsurance	12,930	11,256
Investment return (note J)	7,750	5,027
Other income	923	754

Total revenue, net of reinsurance	21,603	17,037

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance (note K)	(17,590)	(13,650)
Acquisition costs and other expenditure (note I)	(2,615)	(2,654)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(140)	(129)

Total charges, net of reinsurance	(20,345)	(16,433)

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	1,258	604
Tax charge attributable to policyholders' returns	(94)	(11)

Profit before tax attributable to shareholders (note C)	1,164	593

Tax charge (note L)	(395)	(160)
Less: tax attributable to policyholders' returns	94	11

Tax charge attributable to shareholders' returns (note L)	(301)	(149)

Profit for the period**	863	444

Attributable to:
Equity holders of the Company	861	442
Non-controlling interests	2	2

Profit for the period	863	444

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:** (note M)
Basic	34.0p	17.5p
Diluted	33.9p	17.5p

*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. The half year 2010 profit before tax is stated after £377 million of pre-tax costs of the terminated AIA transaction. See note G.

**
All profit is from continuing operations.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Half year 2011	Half year 2010
	(In £ Millions)
Profit for the period	863	444
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	(70)	315
Related tax	(5)	(8)

	(75)	307

Available-for-sale securities:
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the period	287	1,123
Deduct net (gains)/add back net losses included in the income statement on disposal and impairment	(50)	21

Total (note V)	237	1,144
Related change in amortisation of deferred income and acquisition costs	(97)	(510)
Related tax	(49)	(215)

	91	419

Other comprehensive income for the period, net of related tax	16	726

Total comprehensive income for the period	879	1,170

Attributable to:
Equity holders of the Company	877	1,168
Non-controlling interests	2	2

Total comprehensive income for the period	879	1,170

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity

Period ended 30 June 2011

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Total comprehensive income for the period	—	—	861	(75)	91	877	2	879
Dividends	—	—	(439)	—	—	(439)	—	(439)
Reserve movements in respect of share-based payments	—	—	25	—	—	25	—	25
Share capital and share premium
New share capital subscribed	—	15	—	—	—	15	—	15
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	(10)	—	—	(10)	—	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	2	—	—	2	—	2

Net increase (decrease) in equity	—	15	439	(75)	91	470	2	472
At beginning of period	127	1,856	4,982	454	612	8,031	44	8,075

At end of period	127	1,871	5,421	379	703	8,501	46	8,547

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statement Of Changes In Equity

Period ended 30 June 2010

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Total comprehensive income for the period	—	—	442	307	419	1,168	2	1,170
Dividends	—	—	(344)	—	—	(344)	—	(344)
Reserve movements in respect of share-based payments	—	—	15	—	—	15	—	15
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	3	3
Share capital and share premium
New share capital subscribed (including shares issued in lieu of cash dividends)	—	39	—	—	—	39	—	39
Reserve movements in respect of shares issued in lieu of cash dividends	—	(26)	26	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	8	—	—	8	—	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	4	—	—	4	—	4

Net increase in equity	—	13	151	307	419	890	5	895
At beginning of period	127	1,843	3,964	203	134	6,271	32	6,303

At end of period	127	1,856	4,115	510	553	7,161	37	7,198

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statements Of Financial Position

Assets	30 June 2011	31 December 2010
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill (note Q)	1,469	1,466
Deferred acquisition costs and other intangible assets (note R)	4,773	4,609

Total	6,242	6,075

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	169	166
Deferred acquisition costs and other intangible assets	93	110

Total	262	276

Total	6,504	6,351

Other non-investment and non-cash assets:
Property, plant and equipment	761	612
Reinsurers' share of insurance contract liabilities	1,334	1,344
Deferred tax assets (note L)	2,120	2,188
Current tax recoverable	384	555
Accrued investment income	2,460	2,668
Other debtors	1,638	903

Total	8,697	8,270

Investments of long-term business and other operations:
Investment properties	10,965	11,247
Investments accounted for using the equity method	71	71
Financial investments*:
Loans (note T)	9,017	9,261
Equity securities and portfolio holdings in unit trusts	91,037	86,635
Debt securities (note U)	117,213	116,352
Other investments	6,121	5,779
Deposits	10,858	9,952

Total	245,282	239,297

Properties held for sale	394	257
Cash and cash equivalents	8,589	6,631

Total assets (note O)	269,466	260,806

*
Included within financial investments are £8,744 million and £8,708 million of lent securities as at 30 June 2011 and 31 December 2010, respectively.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statements Of Financial Position (Continued)

Equity and liabilities	30 June 2011	31 December 2010
	(In £ Millions)
Equity
Shareholders' equity	8,501	8,031
Non-controlling interests	46	44

Total equity	8,547	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	221,432	214,727
Unallocated surplus of with-profits funds (note Z)	10,872	10,253

Total	232,304	224,980

Core structural borrowings of shareholder-financed operations:
Subordinated debt	3,044	2,718
Other	954	958

Total (note W)	3,998	3,676

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note X)	2,912	3,004
Borrowings attributable to with-profits operations (note X)	1,440	1,522
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,537	4,199
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,203	3,372
Deferred tax liabilities (note L)	4,194	4,224
Current tax liabilities	876	831
Accruals and deferred income	585	707
Other creditors	2,599	2,321
Provisions	587	729
Derivative liabilities	2,385	2,037
Other liabilities	1,299	1,129

Total	20,265	19,549

Total liabilities	260,919	252,731

Total equity and liabilities (note O)	269,466	260,806

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Half year 2011	Half year 2010
	(In £ Millions)
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	1,258	604
Non-cash movements in operating assets and liabilities reflected in profit before tax (note (ii))	872	516
Other items (note (iii))	75	167

Net cash flows from operating activities	2,205	1,287

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(42)	(22)
Acquisition of subsidiaries, net of cash balance(note(iv))	(41)	(101)

Net cash flows from investing activities	(83)	(123)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and W):
Issue of subordinated debt, net of costs	340	—
Bank loan	—	—
Interest paid	(137)	(131)
With-profits operations (notes (vi) and X):
Interest paid	(4)	(4)
Equity capital (note (vii)):
Issues of ordinary share capital	15	13
Dividends paid	(439)	(318)

Net cash flows from financing activities	(225)	(440)

Net increase in cash and cash equivalents	1,897	724
Cash and cash equivalents at beginning of period	6,631	5,307
Effect of exchange rate changes on cash and cash equivalents	61	9

Cash and cash equivalents at end of period	8,589	6,040

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	Half year 2011	Half year 2010
	(In £ Millions)
Other non-investment and non-cash assets	(872)	(997)
Investments	(6,984)	(5,278)
Policyholder liabilities (including unallocated surplus)	8,530	6,086
Other liabilities (including operational borrowings)	198	705

Non-cash movements in operating assets and liabilities reflected in profit before tax	872	516

(iii)
The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts and tax paid.

(iv)
The acquisition of subsidiaries in half year 2011 related to the PAC with-profits fund's purchase of two venture investments with an outflow of £41m.

The acquisition of United Overseas Bank Life Assurance Limited (UOB) in 2010 resulted in an outflow of cash from investing activities of £101 million in the six months ended 30 June 2010.

(v)
Structural borrowings of shareholder-financed operations comprise core debt of the parent company, PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vii)
Cash movements in respect of equity capital in 2010 exclude scrip dividends. The scrip dividend alternative has been replaced by the Dividend Re-investment Plan (DRIP) from the 2010 final dividend.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

30 June 2011

A     Basis of preparation and audit status

        These condensed consolidated interim financial statements for the six months ended 30 June 2011 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2011, there were no unendorsed standards effective for the period ended 30 June 2011 affecting the condensed consolidated financial statements, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

        The IFRS basis results for the 2011 and 2010 half years are unaudited. The 2010 full year IFRS basis results have been derived from Prudential's 2010 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2010 consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act 2006. The auditors have reported on the 2010 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

B     Significant accounting policies

        The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2010, except for the adoption of the new accounting pronouncements in 2011 as described below.

Accounting pronouncements adopted in 2011

        The Group has adopted the following accounting pronouncements in 2011 but their adoption has had no material impact on the results and financial position of the Group:

  •
  Improvements to IFRSs (2010), which includes minor changes to six IFRSs;

  •
  Amendments to IAS 24, 'Related party disclosures';

  •
  Amendments to IFRIC 14, 'Prepayment of a minimum funding requirement'; and

  •
  IFRIC 19, 'Extinguishing financial liabilities with equity instruments'.

        This is not intended to be a complete list of accounting pronouncements effective in 2011 as only those that could have an impact upon the Group's financial statements have been discussed.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement

	Half year
	2011	2010 (note (i))
	(In £ Millions)
Asian operations
Insurance operations (note E(i))	326	262
Development expenses	(2)	(3)

Total Asian insurance operations after development expenses	324	259
Asian asset management	43	36

Total Asian operations	367	295

US operations
Jackson (US insurance operations) (notes (i) and E(ii))	368	327
Broker-dealer and asset management	17	15

Total US operations	385	342

UK operations
UK insurance operations:
Long-term business (note E(iii))	332	307
General insurance commission (note (ii))	21	23

Total UK insurance operations	353	330
M&G	199	143

Total UK operations	552	473

Total segment profit	1,304	1,110

Other income and expenditure
Investment return and other income	5	5
Interest payable on core structural borrowings	(140)	(129)
Corporate expenditure (note I)	(116)	(113)
Charge for share-based payments for Prudential schemes (note (iii))	(2)	(3)

Total	(253)	(240)

RPI to CPI inflation measure change on defined benefit pension schemes (note (iv))	42	—
Solvency II implementation costs	(27)	(22)
Restructuring costs (note (v))	(8)	(3)

Operating profit based on longer-term investment returns (note (i))	1,058	845
Short-term fluctuations in investment returns on shareholder-backed business (note F)	113	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(7)	(24)
Costs of terminated AIA transaction (note G)	—	(377)

Profit from continuing operations before tax attributable to shareholders	1,164	593

	Half year
	2011	2010
Basic EPS based on operating profit after tax and non-controlling interests (note M)	32.2p	25.4p
Basic EPS based on total profit after tax and non-controlling interests (note M)	34.0p	17.5p

Notes

(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

  short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. The effect of this change is explained below.

(ii)
UK operations transferred its general insurance business to Churchill in 2002. General insurance commission represents the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iii)
The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(iv)
During the first half of 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflects the UK Government's decision to replace the basis of indexation from RPI with CPI. This resulted in a credit to the operating profit before tax of £42 million.

(v)
Restructuring costs comprise amounts incurred in the UK business defined as covered for EEV reporting purposes.

(vi)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

        The Group's operating segments determined in accordance with IFRS 8, are as follows:

        Insurance operations

  –
  Asia
  –
  US (Jackson)
  –
  UK

        Asset management operations

  –
  M&G
  –
  Asian asset management
  –
  US broker-dealer and asset management (including Curian)

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction and gain arising in the second half of 2010 upon the dilution of the Group's holding in PruHealth. In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. There is no change to total profit for continuing operations before tax attributable to shareholders arising from this altered treatment. Operating earnings per share is based on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

        Segment results that are reported to the Group Executive Committee (GEC) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asian Regional Head Office.

        Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

  •
  Assets backing UK annuity business liabilities.

    For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the "operating results based on longer-term investment returns". Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

  •
  Assets backing unit-linked and US variable annuity business separate account liabilities.

    For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

        In the case of other shareholder- financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business, where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)   Debt and equity-type securities

        Longer-term investment returns for both debt and equity-type securities comprise longer-term income receivable (interest/dividend income) and capital returns.

        In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve ('RMR') based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

        The shareholder- backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson National Life. Details of the RMR charge, as well as the amortisation of interest related realised gains and losses, for Jackson are shown in note F.

        For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asian insurance operations, the realised gains and losses have been materially interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

        At 30 June 2011 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £390 million (31 December 2010: net gain of £337 million).

        For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business and unit-linked and separate account business are of significance for the US and Asian insurance operations. Different rates apply to different categories of equity-type securities.

        As at 30 June 2011, the equity-type securities for US insurance non-linked operations amounted to £862 million (31 December 2010: £852 million). For these operations, the longer-term rates of return for income and capital applied in 2011 ranged from 7.1 per cent to 7.5 per cent for equity-type securities such as common and preferred stock and portfolio holdings in mutual funds and from 9.1 per cent to 9.5 per cent for certain other equity-type securities such as investments in limited partnerships and private equity funds (half year 2010: 7.0 per cent to 7.9 per cent and 9.0 per cent 9.9 per cent, respectively).

        For Asian insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £449 million as at 30 June 2011 (31 December 2010: £506 million). Of this balance, £122 million (31 December 2010: £101 million) related to the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan. This £122 million (31 December 2010: £101 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (iv)(c) below. For the investments representing the other equity securities which had year end balances of £327 million (31 December 2010: £405 million), the rates of return applied in the half year 2011 and 2010 ranged from 9.0 per cent to 13.8 per cent with the rates applied varying by territory.

        The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economics experts of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

        Jackson has used the ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) for mortgage-backed securities (MBS) to determine the average annual RMR. These were developed by external third parties; PIMCO (for RMBS) and from the second half of 2010 BlackRock Solutions (for CMBS), and are considered by management more relevant information for the MBS securities concerned than using ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO). For other securities Jackson uses ratings by NRSRO.

(b)   US variable and fixed index annuity business

        The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

  •
  Fair value movements for equity-based derivatives;

  •
  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) "not for life" and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance;

  •
  Movements in accounts carrying value of GMDB and GMWB "for life" liabilities;

  •
  Fee assessment, and claim payments, in respect of guarantee liabilities; and

  •
  Related changes to amortisation of deferred acquisition costs for each of the above items.

        As noted above the results for the six months ended 30 June 2010 have been amended to adopt a revised presentation applied from the full year 2010 reporting relating to value movements for Jackson's variable and fixed index annuity business. The revised presentation was adopted to remove accounting volatility caused by a mismatch in the accounting treatment of derivative assets versus embedded derivative insurance liabilities, that was not representative of the underlying economic result of Jackson within the supplementary analysis of profit. For previous reporting of the half year 2010 results, all of the above items were included in operating profit based on longer-term investment returns with two exceptions. The exceptions were for the effect of GMIB reinsurance and movements in carrying values of free standing derivatives and embedded derivatives arising from changes in the level of observed implied equity volatility and changes in the discount rate applied from year to year. Previously, for the purposes of determining operating profit based on longer-term investment returns, the charge for these features was determined using historical longer-term equity volatility levels and long-term average AA corporate bond rate curves with the movement relating to the change in difference in longer-term and current rates being included in short-term fluctuations. No changes have been made in respect of these exceptions and both remain in short-term fluctuations in investment returns.

        The change to the results for half year 2010 reflects management's IFRS 8 segment measure. Within the supplementary analysis of profit, the change is presentational only. It has no impact on profit

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

before tax or shareholders' equity. The impact of this change to the results for half year 2010 is as follows:

	Half year ended 30 June 2010
	Previous basis	Change	Revised basis
	(In £ Millions)
Operating profit based on longer-term investment returns:
Jackson	450	(123)	327
Rest of Group	518	—	518

Total	968	(123)	845
Short-term fluctuations in investment returns on shareholder-backed business	26	123	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	—	(24)
Costs of terminated AIA transaction	(377)	—	(377)

Profit from continuing operations before tax attributable to shareholders	593	—	593

US operations—Embedded derivatives for variable annuity guarantee features

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for under IFRS using 'grandfathered' US GAAP in accordance with FASB ASC Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)   Other derivative value movements

        Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting as grandfathered under IFRS 4 does not reflect the economic features being hedged).

        Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives were in prior periods included in operating profits based on longer-term investment returns. These value movements, which are variable in nature, have been included in short-term fluctuations and half year 2010 comparatives have been adjusted accordingly.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

(d)   Other liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(i)    Asia

•
Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

•
Non-participating business

        Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates, is included in short-term fluctuations and in the income statement.

•
Guaranteed Minimum Death Benefit (GMDB) product features

        For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services—Insurance—Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)   UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)   Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue

        The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2011
	Asia	US	UK	Intra-group	Total
	(In £ Millions)
Revenue from external customers:
Insurance operations	3,568	6,664	2,872	(10)	13,094
Asset management	129	332	448	(152)	757
Unallocated corporate	—	—	2	—	2
Intragroup revenue eliminated on consolidation	(41)	(35)	(86)	162	—

Total revenue from external customers	3,656	6,961	3,236	—	13,853

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

C     Segment disclosure—income statement (Continued)

	Half year 2010
	Asia	US	UK	Intra-group	Total
	(In £ Millions)
Revenue from external customers:
Insurance operations	3,009	5,676	2,733	(6)	11,412
Asset management	120	295	322	(146)	591
Unallocated corporate	—	—	7	—	7
Intragroup revenue eliminated on consolidation	(36)	(32)	(84)	152	—

Total revenue from external customers	3,093	5,939	2,978	—	12,010

Revenue from external customers is made up of the following:

	Half year
	2011	2010
	(In £ Millions)
Earned premiums, net of reinsurance	12,930	11,256
Fee income from investment contract business and asset management (presented as 'Other income')	923	754

Total revenue from external customers	13,853	12,010

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G and the Asian and US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intragroup fees included within asset management revenue were earned by the following asset management segment:

	Half year
	2011	2010
	(In £ Millions)
Intra-group revenue generated by:
M&G	76	78
Asia	41	36
US broker-dealer and asset management (including Curian)	35	32

Total intra-group fees included within asset management segment	152	146

        In 2011, the remaining £10 million (half year 2010: £6 million) of intragroup revenue was recognised by UK insurance operations. These services are typically charged as a percentage of funds under management.

        Revenue from external customers of Asian, US and UK insurance operations shown above are net of outwards reinsurance premiums of £79 million, £37 million, and £62 million respectively (half year 2010: £73 million, £42 million and £62 million respectively).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

D     Profit before tax—Asset management operations

        The profit included in the income statement in respect of asset management operations is as follows:

				Half year
			Asia (note (v))
	M&G	US		2011	2010
	(In £ Millions)
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	546	125	131	802	573
Revenue of consolidated investment funds (note (i))	18	—	—	18	26
NPH broker-dealer fees (note (ii))	—	207	—	207	185

Gross revenue	564	332	131	1,027	784

Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(338)	(108)	(88)	(534)	(383)
Charges of consolidated investment funds (note (i))	(18)	—	—	(18)	(26)
NPH broker-dealer fees (note (ii))	—	(207)	—	(207)	(185)

Gross charges	(356)	(315)	(88)	(759)	(594)

Profit before tax	208	17	43	268	190

Comprising:
Operating profit based on longer-term investment returns (note (iii))	199	17	43	259	194
Short-term fluctuations in investment returns (note (iv))	13	—	—	13	12
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	(4)	—	—	(4)	(16)

Profit before tax	208	17	43	268	190

Notes

(i)
The investment funds are managed on behalf of third-parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains (losses) in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges and consequently there is no impact on the profit before tax.

(ii)
NPH broker-dealer fees represent commissions received, which are then paid on to the writing broker on sales of investment products.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

D     Profit before tax—Asset management operations (Continued)

(iii)
M&G operating profit based on longer-term investment returns:

	Half year
	2011	2010
	(In £ Millions)
Asset management fee income	350	298
Other income	1	1
Staff costs	(133)	(122)
Other costs	(61)	(58)

Underlying profit before performance-related fees	157	119
Performance-related fees	15	3

Operating profit from asset management operations	172	122
Operating profit from Prudential Capital	27	21

Total M&G operating profit based on longer-term investment returns	199	143

    The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £71 million (half year 2010: £55 million) and commissions which have been netted off in arriving at the fee income of £350 million (half year 2010: £298 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iv)
Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital's bond portfolio.

(v)
Included within Asian asset management revenue and charges are £30 million of commissions (half year 2010: £29 million).

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)    Asian insurance operations

        In half year 2011, IFRS operating profit based on longer-term investment returns for Asian insurance operations included a net £25 million credit arising from a small number of items that are not anticipated to reoccur in future periods.

        In 2010, one-off changes were made in the first six months to reserving assumptions which resulted in a release from liabilities of £19 million.

(ii)   US insurance operations

Accelerated amortisation of deferred acquisition costs

        Jackson National Life has consistently applied its basis of amortising deferred acquisition costs. The basis involves a mean reversion technique for dampening the effects of short-term market movements on expected gross profits, against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For half year 2011 there was a charge for accelerated amortisation of £82 million (half year 2010: £67 million). Further details are explained in note R.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

(iii)  UK insurance operations

Annuity business: allowance for credit risk

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  (a)
  the expected level of future defaults;

  (b)
  the credit risk premium that is required to compensate for the potential volatility in default levels;

  (c)
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and

  (d)
  the mark-to-market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

The sum of (c) and (d) is often referred to as 'liquidity premium'.

        The allowance for credit risk is calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk is supplemented by a short-term allowance to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short-term might be higher than the long-term assumptions.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2011 and 30 June 2010 based on the asset mix at the relevant balance sheet date are shown below.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

30 June 2011

	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	151	—	151

Credit risk allowance:
Long-term expected defaults (note (ii))	16	—	16
Long-term credit risk premium (note (iii))	10	—	10
Short-term allowance for credit risk (note (iv))	41	(25)	16

Total credit risk allowance	67	(25)	42

Liquidity premium	84	25	109

30 June 2010

	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	173	—	173

Credit risk allowance:
Long-term expected defaults (note (ii))	17	—	17
Long-term credit risk premium (note (iii))	11	—	11
Short-term allowance for credit risk (note (iv))	39	(25)	14

Total credit risk allowance	67	(25)	42

Liquidity premium	106	25	131

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
For the valuations prior to 31 December 2010, long-term expected defaults were derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held was based on external credit rating and for this purpose the credit rating assigned to each asset held was the lowest credit rating published by Moody's, Standard and Poor's and Fitch.

From the 31 December 2010 valuation onwards, long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used has been revised from the lowest credit rating to the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)
For the valuations prior to 31 December 2010, the long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio. From the 31 December 2010 valuation onwards, the long-term credit risk premium is derived from Moody's data from 1970 to 2009.

The combined effect of this change and the changes described in (ii) above as at 31 December 2010 was neutral on the long-term credit risk allowance for PRIL.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

(iv)
The movements in the short-term allowance for credit risk assumed in the Pillar 1 solvency valuations reflected events in the period, namely the impact of credit migration, the decision not to release favourable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

The very prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'. IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Movement in the credit risk allowance for PRIL in the six months ended 30 June 2011

        The movement in the first half of 2011 of the average basis points allowance for PRIL on IFRS basis is as follows:

	IFRS
	(bps)
	Long term	Short term	Total
Total allowance for credit risk at 31 December 2010	26	16	42
Credit downgrades	1	(1)	—
Retention of surplus from favourable default experience	—	1	1
Asset trading	(1)	(1)	(2)
New business	—	—	—
Other	—	1	1

Total allowance for credit risk at 30 June 2011	26	16	42

        The reserves for credit risk allowance at 30 June 2011 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis			IFRS
	Long term	Short term	Total	Long term	Short term	Total
	(In £ Billions)
PRIL	0.6	1.0	1.6	0.6	0.4	1.0
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	0.0	0.1

Total	0.7	1.1	1.8	0.7	0.4	1.1

Mortality and other assumption changes

        There were no changes in mortality and other assumptions that had a material impact on the half year 2011 and half year 2010 results of the UK Insurance operations.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

F        Short-term fluctuations in investment returns on shareholder-backed business

	Half year 2011	Half year 2010*
	(In £ Millions)
Insurance operations:
Asia (note (ii))	14	41
US (note (iii))	27	3
UK (notes (iv))	44	93
Other operations
– Other (note (v))	28	12

Total (note (i))	113	149

*
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

Notes

(i)
General overview of defaults

  The Group did not experience any defaults on its shareholder-backed debt securities portfolio in half year 2011 (2010: none).

(ii)
Asian insurance operations

  The fluctuations for Asian insurance operations of positive £14 million in half year 2011 (half year 2010: £41 million) include a £26 million unrealised gain (half year 2010: £4 million) on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

F        Short-term fluctuations in investment returns on shareholder-backed business (Continued)

(iii)
US insurance operations

  The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Half year 2011	Half year 2010*
	(In £ Millions)
Short-term fluctuations relating to debt securities:
Charges in the period (note (a))
Defaults	—	—
Losses on sales of impaired and deteriorating bonds	(2)	(100)
Bond write downs	(14)	(64)
Recoveries/reversals	3	3

Total charges in the period (note (a))	(13)	(161)
Less: Risk margin charge included in operating profit based on longer-term investment returns (note (b))	35	36

	22	(125)

Interest related realised gains:
Arising in the period	92	169
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(43)	(47)

	49	122

Related change to amortisation of deferred acquisition costs	(11)	(2)

Total short-term fluctuations related to debt securities	60	(5)
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) (note (c))	25	111
Net equity hedge results (net of related change to amortisation of deferred acquisition costs) (note (d))	(79)	(115)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs) (note (e))	27	1
Other items (net of related change to amortisation of deferred acquisition costs)	(6)	11

Total	27	3

  *
  In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

F        Short-term fluctuations in investment returns on shareholder-backed business (Continued)

  Notes

  (a)
  The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total Half year 2011	Total Half year 2010
	(In £ Millions)
Residential mortgage-backed securities:
Prime (including agency)	—	10	—	—	10	42
Alt-A	—	1	—	—	1	46
Sub-prime	—	—	—	—	—	5

Total residential mortgage-backed securities	—	11	—	—	11	93
Corporate debt securities	—	—	2	—	2	38
Other	—	3	—	(3)	—	30

Total	—	14	2	(3)	13	161

  (b)
  The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns for 2011 is based on an average annual RMR of 25 basis points (half year 2010: 25 basis points;) on average book values of US$44.5 billion (half year 2010: US$ 43.7 billion) as shown below:

	Half year 2011				Half year 2010
			Annual expected loss				Annual expected loss
	Average book value US$m
		RMR %			Average book value US$m	RMR %
Moody's rating category (or equivalent under NAIC ratings of MBS)			US$m	£m			US$m	£m
A3 or higher	21,283	0.08	(16)	(10)	20,142	0.06	(11)	(7)
Baa1, 2 or 3	20,729	0.27	(55)	(34)	20,747	0.25	(51)	(33)
Ba1, 2 or 3	1,826	1.02	(19)	(12)	2,016	1.04	(21)	(14)
B1, 2 or 3	425	3.01	(13)	(8)	505	2.97	(15)	(10)
Below B3	221	3.87	(9)	(6)	339	3.87	(13)	(8)

Total	44,484	0.25	(112)	(70)	43,749	0.25	(111)	(72)

Related change to amortisation of deferred acquisition costs (see below)			27	17			28	18

Risk margin reserve charge to operating profit for longer-term credit related losses			(85)	(53)			(83)	(54)

    Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

  (c)
  The gain of £25 million (half year 2010: gain of £111 million) is for the value movement of non-equity freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement.

  For the derivatives programme attaching to the fixed annuity and other general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

F        Short-term fluctuations in investment returns on shareholder-backed business (Continued)

    constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

  (d)
  The amount of £(79)million (half year 2010: £(115)million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C.

  (e)
  The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 7.1 per cent to 7.5 per cent at 30 June 2011 and 7.0 per cent to 9.9 per cent at 30 June 2010 depending on the type of investments.

  In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £237 million (half year 2010: £1,144 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note V.

(iv)
UK insurance operations

  The short-term fluctuations gain for UK insurance operations of £44 million (half year 2010: £93 million) reflected principally asset value movements for shareholder-backed annuity business.

(v)
Other

  Short-term fluctuations of other operations arise from:

	Half year 2011	Half year 2010
	(In £ Millions)
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	20	—
Unrealised value movements on Prudential Capital bond portfolio	16	12
Unrealised value movements on investments held by other operations	(8)	—

	28	12

G     Costs of terminated AIA transaction in 2010

        The following costs were incurred in the first six months of 2010 in relation to the proposed, and subsequently terminated, transaction to purchase AIA Group Limited and related rights issue.

2010
(In £ Millions)
AIG termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66

Total costs before tax	377
Associated tax relief	(93)

Total costs after tax	284

        Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within 'Investment return' and the other £277 million has been recorded as 'Other expenditure' within 'Acquisition costs and other expenditure' in the condensed consolidated income statement.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

H     Change to the Group's holding in PruHealth in 2010

        On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding was reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

        As a result of this dilution in holding and the consequential loss of control, PruHealth was reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 'Interests in joint ventures' a gain of £30 million was recognised in the second half of 2010 upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the book value of the original 50 per cent investment holding.

I       Acquisition costs and other expenditure

	Half year 2011	Half year 2010
	(In £ Millions)
Acquisition costs incurred	1,106	971
Acquisition costs deferred less amortisation of acquisition costs	(268)	(170)
Administration costs and other expenditure	1,764	1,839
Movements in amounts attributable to external unit holders	13	14

Total acquisition costs and other expenditure	2,615	2,654

        The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

I       Acquisition costs and other expenditure (Continued)

        The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C (Segment disclosure—income statement). The charge for Corporate Expenditure comprises:

	Half year 2011	Half year 2010
	(In £ Millions)
Group head office:
Regular and project costs	74	72
Provision for property leases and other non-recurrent items	12	14

	86	86

Asia regional office:
Gross costs	48	39
Recharges to Asia operations	(18)	(12)

	30	27

Total	116	113

        Included within total acquisition costs and other expenditure is depreciation of £45 million (half year 2010: £41 million).

J      Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

J      Allocation of investment return between policyholders and shareholders (Continued)

impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half Year 2011	Half Year 2010
	(In £ Millions)
Asian operations
Policyholders' returns
Assets backing unit-linked liabilities	208	(4)
With-profits business	404	34

	612	30
Shareholders' returns	178	209

Total	790	239

US operations
Policyholders' returns
Assets held to back (separate account) unit-linked liabilities	1,530	(981)

Shareholders' returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	81	14
Value movements on derivative hedging programme for general account business	93	149
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	570	787

	744	950

Total	2,274	(31)

UK operations
Policyholders' returns
Scottish Amicable Insurance Fund (SAIF)	303	304
Assets held to back unit-linked liabilities	657	423
With-profits fund (excluding SAIF)	2,808	2,576

	3,768	3,303

Shareholders' returns
Prudential Retirement Income Limited (PRIL)	555	1,150
Other business	342	463

	897	1,613

Total	4,665	4,916

Unallocated corporate
Shareholders' returns	21	(97)

Group Total
Policyholders' returns	5,910	2,352
Shareholders' returns	1,840	2,675

Total	7,750	5,027

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

J      Allocation of investment return between policyholders and shareholders (Continued)

        The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK and Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK ten per cent)). Except for this surplus the investment return of the with-profits funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to the types of business above does not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore, does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging programme. Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

J      Allocation of investment return between policyholders and shareholders (Continued)

        The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

K     Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a (charge) credit to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	Half year 2011
	Asia	US	UK	Total
	(In £ Millions)
Claims incurred	(1,460)	(2,647)	(4,838)	(8,945)
Increase in policyholder liabilities	(1,827)	(5,465)	(713)	(8,005)
Movement in unallocated surplus of with-profits funds	52	—	(692)	(640)

	(3,235)	(8,112)	(6,243)	(17,590)

	Half year 2010
	Asia	US	UK	Total
	(In £ Millions)
Claims incurred	(1,202)	(2,296)	(5,000)	(8,498)
Increase in policyholder liabilities	(876)	(2,556)	(1,860)	(5,292)
Movement in unallocated surplus of with-profits funds	(92)	—	232	140

	(2,170)	(4,852)	(6,628)	(13,650)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

L      Tax

(i)    Tax charge

        The total tax charge comprises:

Tax charge

	Half year 2011	Half year 2010
	(In £ Millions)
UK tax	(85)	6
Overseas tax	(310)	(166)

Total tax charge*	(395)	(160)

        An analysis of the total tax expense attributable to continuing operations recognised in the income statement by nature of expense is as follows:

	Half year 2011	Half year 2010
	(In £ Millions)
Current tax	(440)	(157)
Deferred tax	45	(3)

Total tax charge	(395)	(160)

        The current tax charge of £395 million includes £8 million for 2011 (half year 2010: charge of £5 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

        The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £301 million for half year 2011 (half year 2010: £149 million) comprises:

Tax charge attributable to shareholders

	Half Year 2011	Half Year 2010
	(In £ Millions)
UK tax	(80)	10
Overseas tax	(221)	(159)

Total tax charge	(301)	(149)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

L      Tax (Continued)

(ii)   Deferred tax

        The statement of financial position contains the following deferred tax assets and liabilities:

	30 June 2011		31 December 2010
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	(In £ Millions)
Unrealised gains and losses on investments	319	(1,654)	449	(1,678)
Balances relating to investment and insurance contracts	17	(1,003)	11	(1,057)
Short-term timing differences	1,374	(1,524)	1,152	(1,477)
Capital allowances	18	(13)	16	(12)
Unused tax losses	392	—	560	—

Total	2,120	(4,194)	2,188	(4,224)

        Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

        The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2011 half year results and financial position at 30 June 2011, the possible tax benefit of approximately £106 million (31 December 2010: £143 million), which may arise from capital losses valued at approximately £0.5 billion (31 December 2010: £0.5 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £241 million (31 December 2010: £298 million), which may arise from tax losses and other potential temporary differences totalling £1.0 billion (31 December 2010: £1.2 billion) is sufficiently uncertain that it has not been recognised. Forecasts as to when these tax losses and other temporary differences are likely to be utilised indicate that they may not be utilised in the short term.

        Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

        As part of Finance (No.2) Act 2010, the UK government enacted a tax rate change to 27 per cent which was due to be effective from 1 April 2011. However in March 2011, the government announced a revised tax rate change to 26 per cent which was effective from 1 April 2011 after being substantively enacted on 29 March 2011. Additionally, the reduction in the UK corporation tax rate to 25 per cent from 1 April 2012 was substantively enacted on 5 July 2011 in the 2011 Finance Bill, however this has no effect on half year 2011 financial results.

        The subsequent revised rate changes proposed to 23 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 30 June 2011 by £57 million.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

L      Tax (Continued)

(iii)  Reconciliation of tax charge on profit attributable to shareholders for continuing operations

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	(In £ Millions (except for tax rates))
Half year 2011
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	324	368	353	13	1,058
Short-term fluctuations in investment returns	14	27	44	28	113
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(2)	(5)	(7)

Total	338	395	395	36	1,164

Expected tax rate: (note (i))
Operating profit based on longer-term investment returns (note (iii))	24%	35%	26.5%	26.5%	29%
Short-term fluctuations in investment returns	22%	35%	26.5%	26.5%	27%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	26.5%	26.5%	26.5%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(78)	(129)	(94)	(3)	(304)
Short-term fluctuations in investment returns	(3)	(9)	(12)	(7)	(31)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	1	2

Total	(81)	(138)	(105)	(9)	(333)

Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	39	19	5	1	64
Short-term fluctuations in investment returns	(33)	—	1	—	(32)

Total	6	19	6	1	32

Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(39)	(110)	(89)	(2)	(240)
Short-term fluctuations in investment returns	(36)	(9)	(11)	(7)	(63)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	1	1	2

Total	(75)	(119)	(99)	(8)	(301)

Actual tax rate:
Operating profit based on longer-term investment returns	12%	30%	25%	15%	23%
Total profit	22%	30%	25%	22%	26%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

L      Tax (Continued)

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	(In £ Millions (except for tax rates))
Half year 2010*
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	259	327	330	(71)	845
Short-term fluctuations in investment returns	41	3	93	12	149
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(8)	(16)	(24)
Costs of terminated AIA transaction	—	—	—	(377)	(377)

Total	300	330	415	(452)	593

Expected tax rate: (note (i))
Operating profit based on longer-term investment returns (note (iii))	26%	35%	28%	28%	31%
Short-term fluctuations in investment returns	26%	35%	28%	28%	28%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	28%	28%	25%
Costs of terminated AIA transaction	—	—	—	28%	28%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(67)	(115)	(92)	20	(254)
Short-term fluctuations in investment returns	(11)	(1)	(26)	(3)	(41)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	2	4	6
Costs of terminated AIA transaction	—	—	—	106	106

Total	(78)	(116)	(116)	127	(183)

Variance from expected tax charge: (note (ii))
Operating profit based on longer-term investment returns (note (iii))	28	27	(3)	—	52
Short-term fluctuations in investment returns	5	(5)	(1)	(4)	(5)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—	—
Costs of terminated AIA transaction	—	—	—	(13)	(13)

Total	33	22	(4)	(17)	34

Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(39)	(88)	(95)	20	(202)
Short-term fluctuations in investment returns	(6)	(6)	(27)	(7)	(46)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	2	4	6
Costs of terminated AIA transaction	—	—	—	93	93

Total	(45)	(94)	(120)	110	(149)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

L      Tax (Continued)

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	(In £ Millions (except for tax rates))
Actual tax rate:
Operating profit based on longer-term investment returns	15%	27%	29%	28%	24%
Total profit	15%	29%	29%	24%	25%

*
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

Notes

(i)
Expected tax rates for profit (loss) attributable to shareholders:

•
The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.

•
For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

•
The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)
For 2011 and 2010, the principal variances arise from a number of factors, including:

(a)
Asian long-term operations

For 2011 and 2010, profits in certain countries which are not taxable along with utilising brought forward tax losses on which no deferred tax assets were previously recognised partly offset by the inability to fully recognise deferred tax assets on losses being carried forward.

(b)
Jackson

For half year 2011 and 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

(c)
UK insurance operations

For half year 2011 the effect of the reduction in UK corporation tax rate on deferred tax liabilities and the different tax bases of UK life business, partially offset by routine revisions to prior period tax returns. For half year 2010, routine revisions to prior period tax returns and different tax bases of UK life business.

(d)
Other operations

For half year 2011 the effect of the reduction in UK corporation tax rate on deferred tax assets, partially offset by revisions to prior period. For half year 2010, the inability to fully recognise a tax credit in respect of non-deductible capital costs incurred in relation to the terminated AIA transaction.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses. Related tax charges are determined on the basis of current taxation legislation.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

M     Supplementary analysis of earnings per share

	Half year 2011
	Before tax (note C)	Tax (note L)	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share		Diluted earnings per share
	(In £ Millions)		(In £ Millions)		Pence		Pence
Based on operating profit based on longer-term investment returns	1,058	(240)	(2)	816	32.2	p	32.1	p
Short-term fluctuations in investment returns on shareholder-backed business	113	(63)	—	50	2.0	p	2.0	p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(7)	2	—	(5)	(0.2	)p	(0.2	)p

Based on profit for the period from continuing operations	1,164	(301)	(2)	861	34.0	p	33.9	p

	Half year 2010(i)
	Before tax (note C)	Tax (note L)	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share		Diluted earnings per share
	(In £ Millions)		(In £ Millions)		Pence		Pence
Based on operating profit based on longer-term investment returns	845	(202)	(2)	641	25.4	p	25.4	p
Short-term fluctuations in investment returns on shareholder-backed business	149	(46)	—	103	4.1	p	4.1	p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	6	—	(18)	(0.7	)p	(0.7	)p
Costs of terminated AIA transaction	(377)	93	—	(284)	(11.3	)p	(11.3	)p

Based on profit for the period from continuing operations	593	(149)	(2)	442	17.5	p	17.5	p

(i)
In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of the change.

        Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

M     Supplementary analysis of earnings per share (Continued)

        The weighted average number of shares for calculating earnings per share:

	Half year 2011	Half year 2010
	(In Millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,533	2,520
Diluted earnings per share	2,539	2,524

N     Dividends

Dividends per share (in pence)	Half year 2011		Half year 2010
Dividends relating to reporting period:
Interim dividend (2011 and 2010)	7.95	p	6.61	p
Final dividend (2010)	—		—

Total	7.95	p	6.61	p

Dividends declared and paid in reporting period:
Current year interim dividend	—		—
Final/second interim dividend for prior year	17.24	p	13.56	p

Total	17.24	p	13.56	p

        Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2010 of 17.24 pence per ordinary share was paid to eligible shareholders on 26 May 2011.

        The 2011 interim dividend of 7.95 pence per ordinary share was paid on 22 September 2011 in sterling to shareholders on the principal register and the Irish branch register at 6.00 pm BST on Friday, 19 August 2011 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 pm Hong Kong time on the Record Date ('HK Shareholders'). Holders of US American Depositary Receipts ('US Shareholders') were paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The dividend were paid on 29 September 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ('CDP') at 5.00 pm Singapore time on the Record Date ('SG Shareholders'). The dividend payable to the HK Shareholders was translated using the exchange rate quoted by the WM Company at the close of business on 4 August 2011. The exchange rate at which the dividend payable to the SG Shareholders was translated into SG$ as determined by CDP. The dividend distributed £203 million of shareholders' funds.

        In line with full year 2010, shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan (DRIP).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

O     Group statement of financial position analysis

(i)    Group statement of financial position analysis

        To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

	Insurance operations					Unallocated to a segment (central operations)		30 June 2011 Group total	31 December 2010 Group total
				Total insurance operations	Asset management operations		Intra-group eliminations
By operating segment	UK	US	Asia
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill (note Q)	—	—	239	239	1,230	—	—	1,469	1,466
Deferred acquisition costs and other intangible assets (note R)	117	3,639	1,008	4,764	9	—	—	4,773	4,609

Total	117	3,639	1,247	5,003	1,239	—	—	6,242	6,075

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	169	—	—	169	—	—	—	169	166
Deferred acquisition costs and other intangible assets	11	—	82	93	—	—	—	93	110

Total	180	—	82	262	—	—	—	262	276

Total	297	3,639	1,329	5,265	1,239	—	—	6,504	6,351

Deferred tax assets (note L)	198	1,346	94	1,638	113	369	—	2,120	2,188
Other non-investment and non-cash assets (note (i))	3,950	1,168	924	6,042	1,060	4,433	(4,958)	6,577	6,082
Investments of long-term business and other operations:
Investment properties	10,930	25	10	10,965	—	—	—	10,965	11,247
Investments accounted for using the equity method	69	—	2	71	—	—	—	71	71
Financial investments:
Loans (note T)	2,401	4,062	1,283	7,746	1,271	—	—	9,017	9,261
Equity securities and portfolio holdings in unit trusts	40,470	36,263	14,159	90,892	145	—	—	91,037	86,635
Debt securities (note U)	74,818	25,286	15,357	115,461	1,752	—	—	117,213	116,352
Other investments	4,046	1,352	504	5,902	49	170	—	6,121	5,779
Deposits	9,759	182	827	10,768	90	—	—	10,858	9,952

Total investments	142,493	67,170	32,142	241,805	3,307	170	—	245,282	239,297

Properties held for sale	391	3	—	394	—	—	—	394	257
Cash and cash equivalents	3,815	214	2,075	6,104	2,179	306	—	8,589	6,631

Total assets	151,144	73,540	36,564	261,248	7,898	5,278	(4,958)	269,466	260,806

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

O     Group statement of financial position analysis (Continued)

	Insurance operations					Unallocated to a segment (central operations)		30 June 2011 Group total	31 December 2010 Group total
				Total insurance operations	Asset management operations		Intra-group eliminations
By operating segment	UK	US	Asia
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	2,342	3,764	2,269	8,375	1,860	(1,734)	—	8,501	8,031
Non-controlling interests	38	—	5	43	3	—	—	46	44

Total equity	2,380	3,764	2,274	8,418	1,863	(1,734)	—	8,547	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	126,544	64,707	30,181	221,432	—	—	—	221,432	214,727
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) (note Z)	10,811	—	61	10,872	—	—	—	10,872	10,253

Total policyholder liabilities and unallocated surplus of with-profits funds	137,355	64,707	30,242	232,304	—	—	—	232,304	224,980

Core structural borrowings of shareholder-financed operations:
Subordinated debt	—	—	—	—	—	3,044	—	3,044	2,718
Other	—	155	—	155	250	549	—	954	958

Total (note W)	—	155	—	155	250	3,593	—	3,998	3,676

Operational borrowings attributable to shareholder-financed operations (note X)	102	34	139	275	4	2,633	—	2,912	3,004
Borrowings attributable to with-profits operations (note X)	1,440	—	—	1,440	—	—	—	1,440	1,522
Deferred tax liabilities (note L)	1,626	1,805	525	3,956	5	233	—	4,194	4,224
Other non-insurance liabilities (note (ii))	8,241	3,075	3,384	14,700	5,776	553	(4,958)	16,071	15,325

Total liabilities	148,764	69,776	34,290	252,830	6,035	7,012	(4,958)	260,919	252,731

Total equity and liabilities	151,144	73,540	36,564	261,248	7,898	5,278	(4,958)	269,466	260,806

Notes

(i)
Within other non-investment and non-cash assets are premiums receivable of £290 million (31 December 2010: £196 million) which are all due within one year except for a small number of products where charges are levied against premiums in future years.

(ii)
Within other non-insurance liabilities are other creditors of £2,599 million (31 December: 2010: £2,321 million) which are due within one year.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

O     Group statement of financial position analysis (Continued)

(ii)
Group statement of financial position—additional analysis by business type

		Shareholder-backed business
					Unallocated to a segment (central operations)
By operating segment	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations		Intra-group eliminations	30 June 2011 Group total	31 December 2010 Group total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill (note Q)	—	—	239	1,230	—	—	1,469	1,466
Deferred acquisition costs and other intangible assets (note R)	—	—	4,764	9	—	—	4,773	4,609

Total	—	—	5,003	1,239	—	—	6,242	6,075

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	169	—	—	—	—	—	169	166
Deferred acquisition costs and other intangible assets	93	—	—	—	—	—	93	110

Total	262	—	—	—	—	—	262	276

Total	262	—	5,003	1,239	—	—	6,504	6,351

Deferred tax assets (note L)	104	—	1,534	113	369	—	2,120	2,188
Other non-investment and non-cash assets	2,598	741	2,703	1,060	4,433	(4,958)	6,577	6,082
Investments of long-term business and other operations:
Investment properties	8,664	743	1,558	—	—	—	10,965	11,247
Investments accounted for using the equity method	—	—	71	—	—	—	71	71
Financial investments:
Loans (note T)	2,157	—	5,589	1,271	—	—	9,017	9,261
Equity securities and portfolio holdings in unit trusts	30,009	60,145	738	145	—	—	91,037	86,635
Debt securities (note U)	54,149	8,726	52,586	1,752	—	—	117,213	116,352
Other investments	4,049	112	1,741	49	170	—	6,121	5,779
Deposits	8,125	872	1,771	90	—	—	10,858	9,952

Total investments	107,153	70,598	64,054	3,307	170	—	245,282	239,297

Properties held for sale	391	—	3	—	—	—	394	257
Cash and cash equivalents	2,959	1,523	1,622	2,179	306	—	8,589	6,631

Total assets	113,467	72,862	74,919	7,898	5,278	(4,958)	269,466	260,806

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

O     Group statement of financial position analysis (Continued)

		Shareholder-backed business
					Unallocated to a segment (central operations)
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations		Intra-group eliminations	30 June 2011 Group total	31 December 2010 Group total
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	—	—	8,375	1,860	(1,734)	—	8,501	8,031
Non-controlling interests	38	—	5	3	—	—	46	44

Total equity	38	—	8,380	1,863	(1,734)	—	8,547	8,075

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	92,856	71,531	57,045	—	—	—	221,432	214,727
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) (note Z)	10,872	—	—	—	—	—	10,872	10,253

Total policyholder liabilities and unallocated surplus of with-profits funds	103,728	71,531	57,045	—	—	—	232,304	224,980

Core structural borrowings of shareholder-financed operations: (note W)
Subordinated debt	—	—	—	—	3,044	—	3,044	2,718
Other	—	—	155	250	549	—	954	958

Total	—	—	155	250	3,593	—	3,998	3,676

Operational borrowings attributable to shareholder-financed operations (note X)	—	—	275	4	2,633	—	2,912	3,004
Borrowings attributable to with-profits operations (note X)	1,440	—	—	—	—	—	1,440	1,522
Deferred tax liabilities	1,534	27	2,395	5	233	—	4,194	4,224
Other non-insurance liabilities	6,727	1,304	6,669	5,776	553	(4,958)	16,071	15,325

Total liabilities	113,429	72,862	66,539	6,035	7,012	(4,958)	260,919	252,731

Total equity and liabilities	113,467	72,862	74,919	7,898	5,278	(4,958)	269,466	260,806

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position

(i)
UK insurance operations

Overview

        In order to reflect the different types of UK business and fund structures, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

        £94.6 billion of the £142.5 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))
By operating segment		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 June 2011 Total	31 December 2010 Total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	—	—	—	—	—	117	117	117	118

Total	—	—	—	—	—	117	117	117	118

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	169	—	169	—	—	—	169	166
Deferred acquisition costs	—	11	—	11	—	—	—	11	13

Total	—	180	—	180	—	—	—	180	179

Total	—	180	—	180	—	117	117	297	297

Deferred tax assets	1	96	7	103	—	94	94	198	214
Other non-investment and non-cash assets	402	1,670	253	1,923	632	993	1,625	3,950	4,633
Investments of long-term business and other operations:
Investment properties	633	7,295	736	8,031	743	1,523	2,266	10,930	11,212
Investments accounted for using the equity method	—	—	—	—	—	69	69	69	69
Financial investments:
Loans (note T)	156	1,034	132	1,166	—	1,079	1,079	2,401	2,302
Equity securities and portfolio holdings in unit trusts	2,851	23,105	190	23,295	14,293	31	14,324	40,470	40,519
Debt securities (note U)	4,655	29,231	12,794	42,025	5,713	22,425	28,138	74,818	74,304
Other investments (note V))	241	3,273	182	3,455	90	260	350	4,046	3,998
Deposits	989	6,704	432	7,136	379	1,255	1,634	9,759	9,022

Total investments	9,525	70,642	14,466	85,108	21,218	26,642	47,860	142,493	141,426

Properties held for sale	—	391	—	391	—	—	—	391	254
Cash and cash equivalents	156	1,931	154	2,085	1,069	505	1,574	3,815	2,839

Total assets	10,084	74,910	14,880	89,790	22,919	28,351	51,270	151,144	149,663

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

		PAC with-profits fund (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))
By operating segment		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 June 2011 Total	31 December 2010 Total
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	2,342	2,342	2,342	2,148
Non-controlling interests	—	38	—	38	—	—	—	38	35

Total equity	—	38	—	38	—	2,342	2,342	2,380	2,183

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	9,406	59,832	12,149	71,981	22,304	22,853	45,157	126,544	125,530
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) (note Z and (vi))	—	8,899	1,912	10,811	—	—	—	10,811	10,187

Total	9,406	68,731	14,061	82,792	22,304	22,853	45,157	137,355	135,717

Operational borrowings attributable to shareholder financed operations	—	—	—	—	—	102	102	102	162
Borrowings attributable to with-profits funds	124	1,316	—	1,316	—	—	—	1,440	1,522
Deferred tax liabilities	61	894	211	1,105	—	460	460	1,626	1,738
Other non-insurance liabilities	493	3,931	608	4,539	615	2,594	3,209	8,241	8,341

Total liabilities	10,084	74,872	14,880	89,752	22,919	26,009	48,928	148,764	147,480

Total equity and liabilities	10,084	74,910	14,880	89,790	22,919	28,351	51,270	151,144	149,663

Notes

(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.5 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

(v)
Other investments comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Derivative assets*	841	926
Partnerships in investment pools and other**	3,205	3,072

	4,046	3,998

  *
  In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £909 million (31 December 2010: £792 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £68 million (31 December 2010: net asset of £134 million).

  **
  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally, investments in property funds.

(vi)
Unallocated surplus of with-profits funds

  Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

  The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a (charge) credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

(ii)   US insurance operations

	30 June 2011			31 December 2010
	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total	Total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs	—	3,639	3,639	3,543

Total	—	3,639	3,639	3,543

Deferred tax assets	—	1,346	1,346	1,391
Other non-investment and non-cash assets	—	1,168	1,168	1,241
Investments of long-term business and other operations:
Investment properties	—	25	25	26
Financial investments:
Loans (note T)	—	4,062	4,062	4,201
Equity securities and portfolio holdings in unit trusts (note (iv))	36,005	258	36,263	31,501
Debt securities (note U and V)	—	25,286	25,286	26,366
Other investments (note (ii))	—	1,352	1,352	1,199
Deposits	—	182	182	212

Total investments	36,005	31,165	67,170	63,505

Properties held for sale	—	3	3	3

Cash and cash equivalents	—	214	214	232

Total assets	36,005	37,535	73,540	69,915

Equity and liabilities
Equity
Shareholders' equity (note (iii))	—	3,764	3,764	3,815

Total equity	—	3,764	3,764	3,815

Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	36,005	28,702	64,707	60,523

Total	36,005	28,702	64,707	60,523

Core structural borrowings of shareholder-financed operations	—	155	155	159
Operational borrowings attributable to shareholder-financed operations	—	34	34	90
Deferred tax liabilities	—	1,805	1,805	1,776
Other non-insurance liabilities	—	3,075	3,075	3,552

Total liabilities	36,005	33,771	69,776	66,100

Total equity and liabilities	36,005	37,535	73,540	69,915

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

(ii)
Other investments comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Derivative assets*	749	645
Partnerships in investment pools and other**	603	554

	1,352	1,199

  *
  In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £718 million (31 December 2010: £799 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £31 million (31 December 2010: net liability of £154 million).

  **
  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.
(iii)
Changes in shareholders' equity

	30 June 2011	30 June* 2010
	(In £ Millions)
Operating profits based on longer-term investment returns (note C)	368	327
Short-term fluctuations in investment returns (note F)	27	3

Profit before shareholder tax	395	330
Tax (note L)	(119)	(94)

Profit for the period	276	236

Profit for the period (as above)	276	236
Items recognised in other comprehensive income:
Exchange movements	(92)	252
Unrealised valuation movements on securities classified as available-for-sale:
Unrealised holding gains arising during the period	287	1,123
Deduct net (gains)/add back net losses included in income statement	(50)	21

Total unrealised valuation movements	237	1,144
Related change in amortisation of deferred income and acquisition costs (note R)	(97)	(510)
Related tax	(49)	(215)

Total other comprehensive (loss) income	(1)	671

Total comprehensive income for the period	275	907
Dividends, interest payments to central companies and other movements	(326)	(13)

Net (decrease) increase in equity	(51)	894
Shareholders' equity at beginning of period	3,815	3,011

Shareholders' equity at end of period	3,764	3,905

  *
  In the second half of 2010 the Company amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations in investment returns. Accordingly, the half year 2010 operating profit has been amended to remove the positive £123 million effect. Note C explains the effect of this change.
(iv)
Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

(iii)  Asian insurance operations

	30 June 2011				31 December 2010
	With- profits business (note (i))	Unit- linked assets and liabilities	Other	Total	Total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	239	239	236
Deferred acquisition costs and other intangible assets	—	—	1,008	1,008	939

Total	—	—	1,247	1,247	1,175

Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	82	—	—	82	97
Deferred tax assets	—	—	94	94	98
Other non-investment and non-cash assets	273	109	542	924	811
Investments of long-term business and other operations:
Investment properties	—	—	10	10	9
Investments accounted for using the equity method	—	—	2	2	2
Financial investments:
Loans (note T)	835	—	448	1,283	1,340
Equity securities and portfolio holdings in unit trusts	3,863	9,847	449	14,159	14,464
Debt securities (note U)	7,469	3,013	4,875	15,357	14,108
Other investments	353	22	129	504	382
Deposits	—	493	334	827	638

Total investments	12,520	13,375	6,247	32,142	30,943

Cash and cash equivalents	718	454	903	2,075	1,601

Total assets	13,593	13,938	9,033	36,564	34,725

Equity and liabilities
Equity
Shareholders' equity	—	—	2,269	2,269	2,149
Non-controlling interests	—	—	5	5	5

Total equity	—	—	2,274	2,274	2,154

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) (note Z)	11,469	13,222	5,490	30,181	28,674
Unallocated surplus of with-profits funds (note Z)	61	—	—	61	66

Total	11,530	13,222	5,490	30,242	28,740

Operational borrowings attributable to shareholders-financed operations	—	—	139	139	189
Deferred tax liabilities	368	27	130	525	495
Other non-insurance liabilities	1,695	689	1,000	3,384	3,147

Total liabilities	13,593	13,938	6,759	34,290	32,571

Total equity and liabilities	13,593	13,938	9,033	36,564	34,725

Notes

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

(iv)  Asset management operations

	M&G	US	Asia	Total 30 June 2011	Total 31 December 2010
	(In £ Millions)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	9	—	—	9	9

Total	1,162	16	61	1,239	1,239

Other non-investment and non-cash assets	858	177	138	1,173	1,122
Financial investments:
Loans (note T)	1,271	—	—	1,271	1,418
Equity securities and portfolio holdings in unit trusts	134	—	11	145	151
Debt securities (note U)	1,739	—	13	1,752	1,574
Other investments (note (iii))	43	1	5	49	59
Deposits	42	8	40	90	80

Total financial investments	3,229	9	69	3,307	3,282

Cash and cash equivalents	2,014	39	126	2,179	1,436

Total assets	7,263	241	394	7,898	7,079

Equity and liabilities
Equity
Shareholders' equity	1,463	124	273	1,860	1,787
Non-controlling interests	3	—	—	3	4

Total equity	1,466	124	273	1,863	1,791

Liabilities
Core structural borrowing of shareholder-financed operations	250	—	—	250	250
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,633	—	—	2,633	2,560
Net asset value attributable to external holders of consolidated unit trusts and similar funds (note (iii))	516	—	—	516	458
Other non-insurance liabilities (note (iv))	2,398	117	121	2,636	2,020

Total liabilities	5,797	117	121	6,035	5,288

Total equity and liabilities	7,263	241	394	7,898	7,079

Notes

(i)
M&G includes those assets and liabilities in respect of Prudential Capital.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

P      Statement of financial position (Continued)

(ii)
Intra-group debt represented by operational borrowings at Group level

  Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Commercial paper	2,384	2,311
Medium-term notes	249	249

Total intra-group debt represented by operational borrowings at Group level	2,633	2,560

(iii)
Consolidated investment funds

The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes the following, which are non-recourse to M&G and the Group:

	30 June 2011	31 December 2010
	(In £ Millions)
Cash and cash equivalents	357	304
Other investments	193	167
Other net assets and liabilities	(34)	(13)
Net asset value attributable to external unit holders	(516)	(458)

Shareholders' equity	—	—

(iv)
Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.

Q     Goodwill attributable to shareholders

	30 June 2011	31 December 2010
	(In £ Millions)
Cost
At beginning of period	1,586	1,430
Acquisition of UOB Life Assurance Limited in Singapore	—	141
Exchange differences	3	15

At end of period	1,589	1,586

Aggregate impairment	(120)	(120)

Net book amount at end of period	1,469	1,466

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

R     Deferred acquisition costs and other intangible assets attributable to shareholders

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalised and amortised against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

        The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Deferred acquisition costs (DAC) relating to insurance and investment management contracts	4,504	4,426
Present value of acquired in-force business and distribution rights	269	183

	4,773	4,609

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

R     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

	Deferred acquisition costs					Total
	UK	US(i)	Asia	Asset management	Other intangibles	30 June 2011	31 December 2010
	(In £ Millions)
Balance at beginning of period	116	3,543	758	9	183	4,609	4,049
Additions/reclassifications	9	485	121	1	92	708	1,135
Acquisition of UOB Life Assurance Ltd in 2010	—	—	—	—	—	—	12
Amortisation to the income statement:

Operating profit	(10)	(293)	(132)	(1)	(7)	(443)	(579)
Amortisation related to short-term fluctuations in investment returns	—	88	—	—	—	88	358

	(10)	(205)	(132)	(1)	(7)	(355)	(221)
Exchange differences	—	(87)	(6)	—	1	(92)	137
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	—	(97)	—	—	—	(97)	(496)
Dilution of holding in PruHealth in 2010	—	—	—	—	—	—	(7)

Balance at end of period	115	3,639	741	9	269	4,773	4,609

(i)
The DAC amount in respect of US insurance operations includes:

	30 June 2011	31 December 2010
	(In £ Millions)
Variable annuity business	3,092	2,834
Other business	1,152	1,229
Cumulative shadow DAC	(605)	(520)

Total DAC for US operations	3,639	3,543

Overview of the deferral and amortisation of acquisition costs for Jackson

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

R     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies.

        As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Mean reversion technique

        Under US GAAP (as grandfathered under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

        Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

        However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008.

Sensitivity of amortisation charge

        The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

  i)
  a core amount that reflects a relatively stable proportion of underlying profits; and

  ii)
  an element of acceleration or deceleration arising from market movements differing from expectations.

        In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

R     Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

        Further, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

        In 2008, the application of the mean reversion technique benefitted the results by £110 million. In 2009 and 2010, whilst the cap was in effect, any accelerated or decelerated amortisation reflected the difference between market returns for the period and the assumed level of 15 per cent.

Half year 2011

        In half year 2011, the DAC amortisation charge included in operating profit includes £82 million of accelerated amortisation. This amount reflects the combined effect of:

  i)
  market returns in the period being lower than those assumed for the period; and

  ii)
  the reduction in the previously assumed future rates of return for the upcoming five years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the eight-year average in the mean reversion calculation is the 8.4 per cent long-term assumption.

        The reduction in assumed future rates reflects in large part the elimination, from the calculation in 2011, of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit reflected in 2008 results.

Full year 2011

        Consistent with the features noted for the half year 2011 level of accelerated amortisation, the charge for full year 2011 will be sensitive to the combined effect of:

  (i)
  the separate account performance in the period as it compares with the assumed level for the second half of the year; and

  (ii)
  the consequential effect of adjustments to the projected rates of return for the future five years under the mean reversion methodology as they are updated from those applying at 30 June 2011.

        On the assumption that market returns for 2011 are within the range of negative 15 per cent to positive 15 per cent, the estimated DAC acceleration for full year 2011 is estimated to be £240 million to £150 million.

S      Valuation bases for Group assets

        The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments:

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

S      Valuation bases for Group assets (Continued)

Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 30 June 2011 is summarised below:

	30 June 2011			31 December 2010
	At fair value	Cost / Amortized cost (note (ii))	Total	At fair value	Cost / Amortized cost (note (ii))	Total
	(In £ Millions)			(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill (note Q)	—	1,469	1,469	—	1,466	1,466
Deferred acquisition costs and other intangible assets (note R)	—	4,773	4,773	—	4,609	4,609

Total	—	6,242	6,242	—	6,075	6,075

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	169	169	—	166	166
Deferred acquisition costs and other intangible assets	—	93	93	—	110	110

Total	—	262	262	—	276	276

Total	—	6,504	6,504	—	6,351	6,351

Other non-investment and non-cash assets:
Property, plant and equipment	—	761	761	—	612	612
Reinsurers' share of insurance contract liabilities	—	1,334	1,334	—	1,344	1,344
Deferred tax assets (note L)	—	2,120	2,120	—	2,188	2,188
Current tax recoverable	—	384	384	—	555	555
Accrued investment income	—	2,460	2,460	—	2,668	2,668
Other debtors	—	1,638	1,638	—	903	903

Total	—	8,697	8,697	—	8,270	8,270

Investments of long-term business and other operations: (note (iv))
Investment properties	10,965	—	10,965	11,247	—	11,247
Investments accounted for using the equity method	—	71	71	—	71	71
Loans (notes (iii) and T)	245	8,772	9,017	227	9,034	9,261
Equity securities and portfolio holdings in unit trusts (note (iii))	91,037	—	91,037	86,635	—	86,635
Debt securities (notes (iii) and U)	117,213	—	117,213	116,352	—	116,352
Other investments (note (iii))	6,121	—	6,121	5,779	—	5,779
Deposits (note (i))	—	10,858	10,858	—	9,952	9,952

Total	225,581	19,701	245,282	220,240	19,057	239,297

Properties held for sale	394	—	394	257	—	257
Cash and cash equivalents (note (i))	—	8,589	8,589	—	6,631	6,631

Total assets	225,975	43,491	269,466	220,497	40,309	260,806

Percentage of Group total assets	84%	16%	100%	85%	15%	100%

Notes

(i)
The Group has classified deposits and cash and cash equivalents as loans and receivables under IAS 39. These are carried at amortised cost in the statement of financial position. There is no difference between their carrying values and fair values. Including these amounts as being at their fair values, the percentage of the Group's total assets held on the statement of financial position which were at fair value at 30 June 2011 was 91 per cent (31 December 2010: 91 per cent).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

S      Valuation bases for Group assets (Continued)

(ii)
Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(iii)
These assets comprise financial instruments requiring fair value valuation under IAS 39 with a value of £214.6 billion (31 December 2010: £209.0 billion).

(iv)
Realised gains and losses on the Group's investments for half year 2011 amounted to a net gain of £2.5 billion (half year £0.1 billion)

Determination of fair value

        The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used, priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

        The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

S      Valuation bases for Group assets (Continued)

        For investment contracts in the US with fixed and guaranteed terms the fair value is determined based on the present value of future cash flows discounted at current interest rates.

        The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement. The classification criteria and its application to Prudential is consistent with that set out in Prudential's 2010 Annual Report on Form 20-F and is summarised below.

        The classification criteria and its application to Prudential can be summarised as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 includes financial instruments where there is clear evidence that the valuation is based on a traded price in an active market (e.g. exchange listed equities, mutual funds with quoted prices and exchange traded derivatives).

Level 2—inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

        Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable. A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes.

        Of the total level 2 debt securities of £89,051 million at 30 June 2011 (31 December 2010: £89,948 million), £6,644 million are valued internally (31 December 2010: £6,638 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3—significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (e.g. private equity funds and certain derivatives which are bespoke or long dated).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

S      Valuation bases for Group assets (Continued)

        Of the £699 million level 3 fair valued financial investments, net of derivative liabilities at 30 June 2011 (31 December 2010: £866 million), which support non-linked shareholder-backed business (representing 1.2 per cent of the total fair valued financial investments net of derivative liabilities backing this business (31 December 2010: 1.6 per cent)), £745 million of net assets are externally valued and £ (46) million of net liabilities are internally valued (31 December 2010: net assets of £728 million and £138 million respectively). Internal valuations, which represent (0.1) per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 30 June 2011 (31 December 2010: 0.2 per cent), are inherently more subjective than external valuations.

Transfers between levels

        During half year 2011, transfers from level 1 to 2 within the Group's portfolio amounted to £64 million. Transfers from level 2 to level 3 amounted to £38 million and transfers from level 3 to level 2 amounted to £105 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

S      Valuation bases for Group assets (Continued)

Analysis of financial investments, net of derivative liabilities by business type

	30 June 2011
	Level 1	Level 2	Level 3	Total
	(In £ Millions)
With-profits
Equity securities and portfolio holdings in unit trusts	28,379	1,269	361	30,009
Debt securities	12,673	40,755	721	54,149
Other investments (including derivative assets)	133	1,228	2,688	4,049
Derivative liabilities	(40)	(895)	(47)	(982)

Total financial investments, net of derivative liabilities	41,145	42,357	3,723	87,225
Percentage of total	47%	49%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	60,132	13	—	60,145
Debt securities	4,148	4,577	1	8,726
Other investments (including derivative assets)	16	96	—	112
Derivative liabilities	—	—	—	—

Total financial investments, net of derivative liabilities	64,296	4,686	1	68,983
Percentage of total	93%	7%	0%	100%

Non-linked shareholder-backed
Loans	—	245	—	245
Equity securities and portfolio holdings in unit trusts	755	23	105	883
Debt securities	10,385	43,719	234	54,338
Other investments (including derivative assets)	52	1,298	610	1,960
Derivative liabilities	(36)	(1,117)	(250)	(1,403)

Total financial investments, net of derivative liabilities	11,156	44,168	699	56,023
Percentage of total	20%	79%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	245	—	245
Equity securities and portfolio holdings in unit trusts	89,266	1,305	466	91,037
Debt securities	27,206	89,051	956	117,213
Other investments (including derivative assets)	201	2,622	3,298	6,121
Derivative liabilities	(76)	(2,012)	(297)	(2,385)

Total financial investments, net of derivative liabilities	116,597	91,211	4,423	212,231
Borrowings attributable to the with-profits fund held at fair value	—	(71)	—	(71)
Investment contracts liabilities without discretionary participation features held at fair value	—	(14,708)	—	(14,708)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,773)	(980)	(450)	(3,203)

Total	114,824	75,452	3,973	194,249
Percentage of total	59%	39%	2%	100%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

S      Valuation bases for Group assets (Continued)

Analysis of financial investments, net of derivative liabilities by business type

	31 December 2010
	Level 1	Level 2	Level 3	Total
	(In £ Millions)
With-profits
Equity securities and portfolio holdings in unit trusts	29,675	1,281	415	31,371
Debt securities	11,114	41,375	772	53,261
Other investments (including derivative assets)	137	1,207	2,543	3,887
Derivative liabilities	(56)	(626)	(25)	(707)

Total financial investments, net of derivative liabilities	40,870	43,237	3,705	87,812
Percentage of total	47%	49%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	54,272	2	—	54,274
Debt securities	3,784	5,268	2	9,054
Other investments (including derivative assets)	43	88	—	131

Total financial investments, net of derivative liabilities	58,099	5,358	2	63,459
Percentage of total	92%	8%	0%	100%

Non-linked shareholder-backed
Loans	—	227	—	227
Equity securities and portfolio holdings in unit trusts	808	21	161	990
Debt securities	10,389	43,305	343	54,037
Other investments (including derivative assets)	52	1,146	563	1,761
Derivative liabilities	(80)	(1,049)	(201)	(1,330)

Total financial investments, net of derivative liabilities	11,169	43,650	866	55,685
Percentage of total	20%	78%	2%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	—	227	—	227
Equity securities and portfolio holdings in unit trusts	84,755	1,304	576	86,635
Debt securities	25,287	89,948	1,117	116,352
Other investments (including derivative assets)	232	2,441	3,106	5,779
Derivative liabilities	(136)	(1,675)	(226)	(2,037)

Total financial investments, net of derivative liabilities	110,138	92,245	4,573	206,956
Borrowings attributable to the with-profits fund held at fair value	—	(82)	—	(82)
Investment contracts liabilities without discretionary participation features held at fair value	—	(15,822)	—	(15,822)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,099)	(894)	(379)	(3,372)

Total	108,039	75,447	4,194	187,680
Percentage of total	58%	40%	2%	100%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

T      Loans portfolio

        Loans are accounted for at amortised cost net of impairment except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	30 June 2011	31 December 2010
	(In £ Millions)
Insurance operations
UK (note (i))	2,401	2,302
US (note (ii))	4,062	4,201
Asia (note (iii))	1,283	1,340
Asset management operations
M&G (note (iv))	1,271	1,418

Total	9,017	9,261

Notes

(i)
UK insurance operations

  The loans of the Group's UK insurance operations comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
PAC WPSF
Mortgage loans*	269	256
Policy loans	22	21
Other loans**	1,031	993

Total PAC WPSF loans	1,322	1,270

Shareholder-backed
Mortgage loans*	1,075	1,027
Other loans	4	5

Total shareholder-backed loans	1,079	1,032

Total UK insurance operations loans	2,401	2,302

  *
  The mortgage loans are collateralised by properties.

  **
  Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

T      Loans portfolio (Continued)

(ii)
US insurance operations

  The loans of the Group's US insurance operations comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Mortgage loans†	3,525	3,641
Policy loans†[nc_cad,217]	536	548
Other loans	1	12

Total US insurance operations loans	4,062	4,201

  †
  All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	30 June 2011%	31 December 2010%
Industrial	27	31
Multi-family residential	23	18
Office	19	19
Retail	20	21
Hotels	10	10
Other	1	1

	100	100

    The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.3 million (31 December 2010: £6.6 million). The portfolio has a current estimated average loan to value of 72 per cent (31 December 2010: 73 per cent) which provides significant cushion to withstand substantial declines in value.

  ††
  The policy loans are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.
(iii)
Asian insurance operations

  The loans of the Group's Asian insurance operations comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Mortgage loans‡	31	25
Policy loans‡	544	528
Other loans‡[nc_cad,198]	708	787

Total Asian insurance operations loans	1,283	1,340

  ‡
  The mortgage and policy loans are secured by properties and life insurance policies respectively.

  ‡‡
  The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

T      Loans portfolio (Continued)

(iv)
M&G

  The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	30 June 2011	31 December 2010
	(In £ Millions)
Loans and receivables internal ratings:
A+ to A-	29	213
BBB+ to BBB-	943	873
BB+ to BB-	255	219
B+ to B-	44	113

Total M&G loans	1,271	1,418

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

U     Debt securities portfolio

        Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2011 provided in the notes below.

	30 June 2011	31 December 2010
	(In £ Millions)
Insurance operations
UK (note (i))	74,818	74,304
US (note (ii))	25,286	26,366
Asia (note (iii))	15,357	14,108
Asset management operations (note (iv))	1,752	1,574

Total	117,213	116,352

Note

(i)
UK insurance operations

					Other funds and subsidiaries
		PAC-with-profits sub-fund
							Other annuity and long-term business	UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited			Unit-linked assets and liabilities
			Prudential Annuities Limited	Total		PRIL		30 June 2011 Total	31 December 2010 Total
	(In £ Millions)
S&P—AAA	868	4,032	1,669	5,701	1,097	3,513	463	11,642	18,833
S&P—AA+ to AA-	350	2,128	1,323	3,451	543	2,430	266	7,040	6,885
S&P—A+ to A-	1,184	7,511	3,676	11,187	1,561	6,677	828	21,437	21,508
S&P—BBB+ to BBB-	959	7,024	1,145	8,169	688	2,515	444	12,775	12,848
S&P—Other	352	2,364	106	2,470	64	165	29	3,080	3,403

	3,713	23,059	7,919	30,978	3,953	15,300	2,030	55,974	63,477

Moody's—Aaa	323	1,945	1,835	3,780	1,433	1,818	544	7,898	765
Moody's—Aa1 to Aa3	26	180	91	271	115	237	38	687	360
Moody's—A1 to A3	27	282	221	503	30	184	28	772	632
Moody's—Baa1 to Baa3	56	355	282	637	54	213	41	1,001	949
Moody's—Other	25	243	32	275	16	77	11	404	233

	457	3,005	2,461	5,466	1,648	2,529	662	10,762	2,939

Fitch	20	141	119	260	19	157	19	475	630
Other	465	3,026	2,295	5,321	93	1,635	93	7,607	7,258

Total debt securities	4,655	29,231	12,794	42,025	5,713	19,621	2,804	74,818	74,304

  Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

U     Debt securities portfolio (Continued)

  7,607 million total debt securities held at 30 June 2011 (31 December 2010: £7,258 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	30 June 2011	31 December 2010
	(In £ Millions)
Internal ratings or unrated:
AAA to A-	2,276	2,210
BBB to B-	3,791	3,861
Below B- or unrated	1,540	1,187

Total	7,607	7,258

  The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,728 million PRIL and other annuity and long-term business investments which are not externally rated, £7 million were internally rated AAA, £130 million AA, £504 million A, £854 million BBB, £83 million BB and £150 million were internally rated B+ and below or unrated.

  During the period Standard and Poor's withdrew its ratings of debt securities issued by a number of Sovereigns. Where these are no longer available Moody's ratings have been used. This primarily impacts the UK and Asia insurance operations.

(ii)
US insurance operations

  US insurance operations held total debt securities with a carrying value of £25,286 million at 30 June 2011 (31 December 2010: £26,366 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

Summary	30 June 2011	31 December 2010
	(In £ Millions)
Corporate and government security and commercial loans:
Government	1,758	2,440
Publicly traded and SEC Rule 144A securities	14,872	14,747
Non-SEC Rule 144A securities	3,058	3,044

Total	19,688	20,231
Residential mortgage-backed securities	2,536	2,784
Commercial mortgage-backed securities	2,274	2,375
Other debt securities	788	976

Total debt securities	25,286	26,366

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

U     Debt securities portfolio (Continued)

  The following table summarises the securities detailed above by rating as at 30 June 2011 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of MBS based on NAIC valuations:

	30 June 2011	31 December 2010
	(In £ Millions)
S&P—AAA	3,252	4,187
S&P—AA+ to AA-	835	801
S&P—A+ to A-	5,490	5,156
S&P—BBB+ to BBB-	7,872	8,202
S&P—Other	939	866

	18,388	19,212

Moody's—Aaa	110	34
Moody's—Aa1 to Aa3	14	32
Moody's—A1 to A3	34	36
Moody's—Baa1 to Baa3	73	73
Moody's—Other	60	135

	291	310

Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	2,914	3,083
NAIC 2	209	181
NAIC 3-6	222	232

	3,345	3,496

Fitch	97	176
Other *	3,165	3,172

Total debt securities	25,286	26,366

  In the table above, with the exception of some residential mortgage-backed securities and commercial mortgage-backed securities for 2010, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

  During 2009 and 2010, the NAIC in the US revised the regulatory rating process for mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

  *
  The amounts within Other which are not rated by S&P, Moody's or Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	30 June 2011	31 December 2010
	(In £ Millions)
NAIC 1	1,217	1,193
NAIC 2	1,861	1,849
NAIC 3-6	87	130

	3,165	3,172

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

U     Debt securities portfolio (Continued)

(iii)
Asian insurance operations

	With-profits business	Unit-linked business	Other business	30 June 2011 Total	31 December 2010 Total
	(In £ Millions)
S&P—AAA	2,176	48	146	2,370	2,934
S&P—AA+ to AA-	440	107	1,434	1,981	2,138
S&P—A+ to A-	1,368	877	825	3,070	2,843
S&P—BBB+ to BBB-	799	63	204	1,066	913
S&P—Other	589	609	589	1,787	1,773

	5,372	1,704	3,198	10,274	10,601

Moody's—Aaa	752	239	353	1,344	65
Moody's—Aa1 to Aa3	46	68	15	129	115
Moody's—A1 to A3	59	13	74	146	130
Moody's—Baa1 to Baa3	32	6	14	52	95
Moody's—Other	29	6	29	64	49

	918	332	485	1,735	454

Fitch	103	3	40	146	49
Other	1,080	971	1,151	3,202	3,004

Total debt securities	7,473	3,010	4,874	15,357	14,108

  The following table analyses debt securities of 'Other business' which are not externally rated:

	30 June 2011 Total	31 December 2010 Total
	(In £ Millions)
Government bonds	387	350
Corporate bonds rated as investment grade by local external ratings agencies	626	666
Structured deposits issued by banks which are rated, but specific deposits are not	113	5
Other	25	22

	1,151	1,043

(iv)
Asset Management Operations

  Of the total debt securities at 30 June 2011 of £1,752 million, £1,739 million was held by M&G.

	30 June 2011	31 December 2010
	(In £ Millions)
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,573	1,468
Other	166	92

Total M&G	1,739	1,560

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

U     Debt securities portfolio (Continued)

(v)
Group exposure to holdings in asset-backed securities

  The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at 30 June 2011 is as follows:

	30 June 2011	31 December 2010
	(In £ Millions)
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations (note (a))	993	1,181
US insurance operations (note (b))	5,598	6,135
Asian insurance operations (note (c))	110	113
Other operations (note (d))	659	437

	7,360	7,866

With-profits operations:
UK insurance operations (note (a))	5,602	5,237
Asian insurance operations (note (c))	263	435

	5,865	5,672

Total	13,225	13,538

(a)
UK insurance operations

  The UK insurance operations' exposure to asset-backed securities at 30 June 2011 comprises:

	30 June 2011	31 December 2010
	(In £ Millions)
Shareholder-backed business (30 June 2011: 46% AAA, 24% AA)(i)	993	1,181
With-profits operations (30 June 2011: 58% AAA, 11% AA)(ii)	5,602	5,237

Total	6,595	6,418

  (i)
  All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.

  (ii)
  Exposure of the with-profits operations relates to exposure to:

	30 June 2011	31 December 2010
	(In £ Millions)
UK market	4,360	3,685
US market	1,242	1,552

	5,602	5,237

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

U     Debt securities portfolio (Continued)

(b)
US insurance operations

  US insurance operations' exposure to asset-backed securities at 30 June 2011 comprises:

	30 June 2011	31 December 2010
	(In £ Millions)
RMBS Sub-prime (30 June 2011:39% AAA, 11% AA)**	218	224
Alt-A (30 June 2011: 15% AAA, 4% AA)	390	415
Prime including agency (30 June 2011:75% AAA, 1% AA)	1,928	2,145
CMBS (30 June 2011: 38% AAA, 13% AA)**	2,274	2,375
CDO funds (30 June 2011: 7% AAA, 3% AA)*, including Nil exposure to sub-prime	107	162
Other ABS (30 June 2011: 24% AAA, 17% AA), including £31m exposure to sub-prime	681	814

Total	5,598	6,135

  *
  Including the Group's economic interest in Piedmont and other consolidated CDO funds.

  **
  MBS ratings refer to the ratings implicit within NAIC risk-based capital valuation (see note C (a)).
(c)
Asian insurance operations

  The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

  The £263 million (31 December 2010: £435 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	30 June 2011	31 December 2010
	(In £ Millions)
CMBS	88	251
CDO funds and ABS	175	184

Total	263	435

  The £263 million includes £176 million (31 December 2010: £341 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £7 million (31 December 2010: £7 million) on the statement of financial position for net asset value attributable to external unit holders in respect of these funds, which are non-recourse to the Group. Of the £263 million, 52 per cent (31 December 2010: 43 per cent) are investment graded by Standard and Poor's.

(d)
Other operations

  Other operations' exposure to asset-backed securities at 30 June 2011 is held by Prudential Capital and comprises:

	30 June 2011	31 December 2010
	(In £ Millions)
RMBS Prime (30 June 2011: 90% AAA, 10% AA)	340	197
CMBS (30 June 2011: 24% AAA, 19% AA)	185	184
CDO funds and ABS—all without sub-prime exposure (30 June 2011: 68% AAA)	134	56

Total	659	437

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

V     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

(i)    Valuation basis

        Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2011, 0.1 per cent of Jackson's debt securities were classified as level 3 (31 December 2010: 0.3 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

(ii)   Accounting presentation of gains and losses

        With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this report, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

        However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report. This classification is applied for most of the debt securities of the Group's US insurance operations.

(iii)  Half year 2011 movements in unrealised gains and losses

        In half year 2011 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £1,210 million to a net unrealised gain of £1,419 million. This increase primarily reflects the decrease in US Treasury rates. The gross unrealised gain in the statement of financial position increased from £1,580 million at 31 December 2010 to £1,685 million at 30 June 2011, while the gross unrealised loss decreased from £370 million at 31 December 2010 to £266 million at 30 June 2011.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

V     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

        These features are included in the table shown below of the movements in the values of available-for-sale securities.

		Reflected as part of movement in comprehensive income
	30 June 2011	Changes in Unrealized appreciation**	Foreign exchange translation	31 December 2010
	(In £ Millions)
Assets fair valued at below book value
Book value*	3,512			4,372
Unrealised loss((iv)(a),(b))	(266)	94	10	(370)

Fair value (as included in statement of financial position)	3,246			4,002

Assets fair valued at or above book value
Book value*	20,348			20,743
Unrealised gain	1,685	143	(38)	1,580

Fair value (as included in statement of financial position)	22,033			22,323

Total
Book value*	23,860			25,115
Net unrealised gain/(loss)	1,419	237	(28)	1,210

Fair value (as included in statement of financial position)***	25,279			26,325

Reflected as part of movement in comprehensive income
Movement in unrealised appreciation	237			1,221
Exchange movements	(28)			(15)

	209			1,206

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of $1.6055: £1.

***
Debt securities for US operations included in the statement of financial position at 30 June 2011 and as referred to in note U, comprise:

	30 June 2011	31 December 2010
	(In £ Millions)
Available-for-sale	25,279	26,325
Consolidated investment funds classified as fair value through profit and loss	7	41

	25,286	26,366

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

V     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

        Included within the movement in gross unrealised losses for the debt securities of Jackson of £94 million as shown above was a net decrease in value of £2 million relating to sub-prime and Alt-A securities for which the carrying values are shown in the "Fair value of securities as a percentage of book value" table below.

(iv)  Debt securities classified as available-for-sale in an unrealised loss position

        The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2011.

(a)   Fair value of securities as a percentage of book value

        The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 June 2011		31 December 2010
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	2,794	(66)	3,390	(102)
Between 80% and 90%	186	(32)	273	(44)
Below 80% (note(d))	266	(168)	339	(224)

Total	3,246	(266)	4,002	(370)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 June 2011		31 December 2010
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	114	(4)	98	(6)
Between 80% and 90%	76	(13)	55	(9)
Below 80% (note(d))	44	(23)	56	(25)

Total	234	(40)	209	(40)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

V     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

(b)   Unrealised losses by maturity of security

	30 June 2011	31 December 2010
	(In £ Millions)
Less than 1 year	—	—
1 year to 5 years	(4)	(6)
5 years to 10 years	(32)	(47)
More than 10 years	(32)	(49)
Mortgage-backed and other debt securities	(198)	(268)

Total	(266)	(370)

(c)   Age analysis of unrealised losses for the years indicated

        The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 June 2011			31 December 2010
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	(In £ Millions)
Less than 6 months	(6)	(11)	(17)	(3)	(67)	(70)
6 months to 1 year	(2)	(30)	(32)	(2)	—	(2)
1 year to 2 years	(4)	—	(4)	(13)	(20)	(33)
2 years to 3 years	(7)	(50)	(57)	(27)	(55)	(82)
More than 3 years	(49)	(107)	(156)	(58)	(125)	(183)

Total	(68)	(198)	(266)	(103)	(267)	(370)

        At 30 June 2011, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £40 million (31 December 2010: £40 million), as shown above in note (a). Of these losses £4 million (31 December 2010: £1 million) relate to securities that have been in an unrealised loss position for less than one year and £36 million (31 December 2010: £39 million) to securities that have been in an unrealised loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the table (a) above, £168 million of the £266 million of gross unrealised losses at 30 June 2011 (31 December 2010: £224 million of the £370 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £168 million

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

V     Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position (Continued)

(31 December 2010: £224 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 June 2011		31 December 2010
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Category analysis
Residential mortgage-backed securities
Prime (including agency)	45	(17)	88	(39)
Alt-A	6	(2)	15	(4)
Sub-prime	38	(21)	41	(20)

	89	(40)	144	(63)
Commercial mortgage-backed securities.	9	(26)	8	(29)
Other asset-backed securities	118	(79)	123	(105)

Total structured securities	216	(145)	275	(197)
Corporates	50	(23)	64	(27)

Total	266	(168)	339	(224)

        The following table shows the age analysis as at 30 June 2011, of the securities whose fair value were below 80 per cent of the book value:

	30 June 2011
	Fair value	Unrealised loss
	(In £ Millions)
Age analysis
Less than 3 months	22	(7)
3 months to 6 months	9	(2)
More than 6 months	235	(159)

	266	(168)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

W    Net core structural borrowings of shareholder-financed operations

	30 June 2011	31 December 2010
	(In £ Millions)
Core structural borrowings of shareholder-financed operations: (note (i))
Perpetual subordinated capital securities (Innovative Tier 1) (note (ii))	1,764	1,463
Subordinated notes (Lower Tier 2) (note (ii))	1,280	1,255

Subordinated debt total	3,044	2,718
Senior debt (note (iii))
2023	300	300
2029	249	249

Holding company total	3,593	3,267
PruCap bank loan (note (iv))	250	250
Jackson surplus notes (Lower Tier 2) (note (ii))	155	159

Total (per condensed consolidated statement of financial position)	3,998	3,676
Less: Holding company cash and short-term investments		(1,232)

(recorded within the condensed consolidated statement of financial position) (note (v))	(1,476)

Net core structural borrowings of shareholder-financed operations	2,522	2,444

Notes

(i)
The maturity profile, currencies and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note H13 of the Group's consolidated financial statements for the year ended 31 December 2010. Other than the changes described in notes (ii) and (iv) below, there are no changes affecting these core structural borrowings in the half year 2011.

(ii)
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and are intended to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

  The Group has designated US$2.85 billion (31 December 2010: US$2.3 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.

(iii)
The senior debt ranks above subordinated debt in the event of liquidation.

(iv)
The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing in August 2012, currently drawn at a cost of six month £LIBOR plus 0.99 per cent. Prior to 20 June 2011, the £115 million tranche was drawn at a cost of six month £LIBOR plus 1.41 per cent.

(v)
Including central finance subsidiaries.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

X     Other borrowings

	30 June 2011	31 December 2010
	(In £ Millions)
Operational borrowings attributable to shareholder-financed operations (note (i))
Borrowings in respect of short-term fixed income securities programmes	2,633	2,560
Non-recourse borrowings of US operations	34	90
Other borrowings (note (ii))	245	354

Total	2,912	3,004

Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,212	1,287
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100
Other borrowings (predominantly obligations under finance leases)	128	135

Total	1,440	1,522

Note

(i)
In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2011 which mature in October 2011. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)
Other borrowings include amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

  Further, the Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value exposures interest rate movements of these borrowings.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes

        The Group liability in respect of defined benefit pension schemes is as follows:

	30 June 2011	31 December 2010
	(In £ Millions)
Economic position
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus)	(74)	(106)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(65)	(114)

Economic deficit	(139)	(220)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(222)	(227)

Deficit under IAS 19 included in Provisions in the statement of financial position	(361)	(447)

        The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit pension scheme in Taiwan.

        The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The investments in Prudential policies comprise £121 million (31 December 2010: £118 million) for PSPS and £222 million (31 December 2010: £227 million) for the M&G pension scheme.

        Separately, the economic financial position also includes the effect of the application of IFRIC 14, 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, for PSPS, where the Group does not have unconditional right of refund to any surplus in the scheme due to constraints in the trust deed to prevent the company access, the surplus is not recognised. Additionally, the Group has to recognise a liability for committed deficit funding obligation to PSPS.

        Accordingly, at 30 June 2011, the Group has not recognised the underlying PSPS surplus of £858 million, gross of deferred tax (31 December 2010: £485 million) and has recognised a liability for deficit funding to 30 June 2012 for PSPS of £35 million gross of deferred tax (31 December 2010: £47 million).

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at 5 April 2008. This valuation demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's statutory funding objective. No formal deficit plan was

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

required. However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation, an additional funding akin to deficit funding was agreed by the Trustees. This is subject to a reassessment when the next valuation is completed. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

        The valuation of the Scottish Amicable Pension Scheme as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. Since the valuation date, there has been deterioration in the funding level. During 2010, the Group agreed to pay additional funding of £5.8 million per annum from October 2010 until the conclusion of the next formal valuation, or until the funding level reaches 90 per cent, whichever is the earlier. The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2011 of £99 million (31 December 2010: £146 million) has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

        The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme on an economic basis at 30 June 2011 was £5 million (31 December 2010: £27 million) and is wholly attributable to shareholders.

        The next triennial valuations for the PSPS and Scottish Amicable as at 5 April 2011 and 31 March 2011 respectively are currently in progress. The next triennial valuation for the M&G pension scheme is as at 31 December 2011.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

(i)    Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2011 were as follows:

	30 June 2011	30 June 2010	31 December 2010
	%	%	%
Discount rate*	5.6	5.4	5.45
Rate of increase in salaries	5.7	5.4	5.55
Rate of inflation***
Retail Price Index (RPI)	3.7	3.4	3.55
Consumer Price Index (CPI)	2.7	n/a	n/a
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.7	3.4	3.55
Guaranteed (maximum 2.5%)**	2.5	2.5	2.5
Discretionary**	2.5	2.5	2.5
Expected returns on plan assets	5.1	5.9	5.9

*
The discount rate has been determined by reference to an "AA" corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

**
The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.7 per cent for 30 June 2011 (30 June 2010: 3.4 per cent; 31 December 2010: 3.55 per cent).

***
The rate of inflation for the period ended 30 June 2011 reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes. For prior periods it reflects the long-term assumption for the UK RPI. See explanation below.

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for half year 2011 and full year 2010 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries ('CMI'). The specific allowance for half year 2010 was broadly based on adjusted versions of the medium cohort projections prepared by the CMI.

        The tables used for PSPS immediate annuities in payment at 30 June 2011 were:

        Male: 108.6 per cent PNMA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and

        Female: 103.4 per cent PNFA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

        In July 2010, the UK Government announced plans to use the CPI in place of the RPI in its determination of the statutory minimum pension increases for private sector occupational pension schemes. In December 2010, the Government published the statutory revaluation order for 2011 which confirms the change to use CPI. Further, in December 2010, the Government consulted on the impact of the switch from RPI to CPI on the private sector occupational pension schemes. In its response following the consultation published in June 2011, the Government confirmed that it would not introduce

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

legislation to override scheme rules which provide for pension increases/revaluation on a basis that is higher than the statutory minimum.

        For the Group's UK defined benefit schemes, the pensions in deferment and/or pensions in payment for certain tranches of these schemes are subject to statutory increases in accordance with the schemes rules and are therefore affected by the Government's decision to change the indexation from RPI to CPI. Other tranches, where RPI is specified in the scheme rules, are unaffected.

        During 2011, the pension schemes communicated to their members the changes in basis from RPI to CPI in light of the Government announcement. The impact of this change in the six months ended 30 June 2011 was an accounting benefit of £42 million to the Group's operating profit based on longer-term investment returns and profit attributable to shareholders before tax and £31 million to shareholders' equity. There was no impact on the results for the year ended 31 December 2010.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

(ii)   Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2011
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2011	Operating results (based on longer-term investment returns) (note (a))	Actuarial and other gains and losses (note (b))	Contributions paid	Surplus (deficit) in scheme at 30 June 2011 (note (c))
	(In £ Millions)
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	312	266	129	47	754
Less: amount attributable to PAC with-profits fund	(264)	(171)	(94)	(21)	(550)

Shareholders' share:
Gross of tax surplus (deficit)	48	95	35	26	204
Related tax	(13)	(24)	(9)	(8)	(54)

Net of shareholders' tax	35	71	26	18	150

Effect of IFRIC 14
Surplus (deficit)	(532)	(220)	(141)	—	(893)
Less: amount attributable to PAC with-profits fund	370	155	99	—	624

Shareholders' share:
Gross of tax surplus (deficit)	(162)	(65)	(42)	—	(269)
Related tax	44	16	11	—	71

Net of shareholders' tax	(118)	(49)	(31)	—	(198)

With the effect of IFRIC 14
Surplus (deficit)	(220)	46	(12)	47	(139)
Less: amount attributable to PAC with-profits fund	106	(16)	5	(21)	74

Shareholders' share:
Gross of tax surplus (deficit)	(114)	30	(7)	26	(65)
Related tax	31	(8)	2	(8)	17

Net of shareholders' tax	(83)	22	(5)	18	(48)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

Notes

(a)
The components of the credit (charge) to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	Half year
	2011	2010
	(In £ Millions)
Current service cost	(19)	(18)
Negative past service cost—RPI to CPI inflation measure change (note (i))	282	—
Finance (expense) income:
Interest on pension scheme liabilities	(153)	(147)
Expected return on assets	156	162

Total charge without the effect of IFRIC 14	266	(3)
Effect of IFRIC 14 for pension schemes	(220)	(20)

Total charge after the effect of IFRIC 14 (note (ii))	46	(23)

  (i)
  RPI/CPI inflation measure change

    The £282 million credit shown above comprises £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus is not recognised for accounting purposes due to the application of IFRIC 14. The £66 million for other schemes (as shown in the table below) is allocated as £24 million to PAC with-profits fund and £42 million to shareholders referred to in note C.

  (ii)
  The net credit (charge) to operating profit (gross of the share attributable to the PAC with-profits fund) of £46 million (half year 2010: (£23 million)) is made up of the following:

	Half year
	2011	2010
	(In £ Millions)
Underlying IAS 19 charge for other pension schemes	(9)	(9)
Cash costs for PSPS	(10)	(12)
Unwind of discount on opening provision for deficit funding for PSPS	(1)	(2)
Negative past service cost—RPI to CPI inflation measure change (note (i) to table above)	66	—

	46	(23)

    Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

(b)
The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	Half year
	2011	2010
	(In £ Millions)
Actual less expected return on assets	65	39
Gains (losses) on changes of assumptions for plan liabilities	69	(302)
Experience losses on liabilities	(5)	(2)

Total charge without the effect of IFRIC 14	129	(265)
Effect of IFRIC 14 for pension schemes	(141)	234

Actuarial and other gains and losses after the effect of IFRIC 14	(12)	(31)

  The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

  The half year 2011 actuarial gains of £129 million (gross of allocation of share to the PAC with-profits funds and before the application of IFRIC 14) primarily reflects the effect of the excess of market returns over long-term assumptions combined with the effect of changes in economic assumptions.

  Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognised a provision for deficit funding in respect of PSPS. The change in half year 2011 in relation to this provision was £(4) million (half year 2010: £nil) and is recognised as other gains and losses within the £(12) million of actuarial and other gains and losses shown above.

(c)
On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes at 30 June were:

	30 June 2011	31 December 2010
	(In £ Millions)
Equities	513	825
Bonds	4,491	4,203
Properties	345	228
Cash-like investments	805	748

Total value of assets	6,154	6,004
Present value of benefit obligations	(5,400)	(5,692)

	754	312
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(858)	(485)
Adjust for obligation deficit funding*	(35)	(47)

Pre-tax deficit	(139)	(220)

  *
  The £35 million adjustment at 30 June 2011 related to PSPS (31 December 2010: £47 million).

(iii)  Sensitivity of the pension scheme liabilities to key variables

        The total underlying Group pension scheme liabilities of £5,400 million (31 December 2010: £5,692 million) comprise £4,612 million (31 December 2010: £4,866 million) for PSPS and £788 million (31 December 2010: £826 million) for the other schemes. The table below shows the sensitivity of the

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

underlying PSPS and the other scheme liabilities at 30 June 2010 and 31 December 2010 to changes in discount rate, inflation rates and mortality rates.

30 June 2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.6% to 5.4%	Increase in scheme liabilities by:
		PSPS	3.5%
		Other schemes	5.0%
Discount rate	Increase by 0.2% from 5.6% to 5.8%	Decrease in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.6%
Rate of inflation	RPI: Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 2.7% to 2.5%	PSPS	1.1%
	with consequent reduction in salary	Other schemes	4.7%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

31 December 2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.45% to 5.25%	Increase in scheme liabilities by:
		PSPS	3.6%
		Other schemes	5.2%
Discount rate	Increase by 0.2% from 5.45% to 5.65%	Decrease in scheme liabilities by:
		PSPS	3.5%
		Other schemes	4.8%
Rate of inflation	Decrease by 0.2% from 3.55% to 3.35%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	1.0%
	increases	Other schemes	4.9%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Y     Defined benefit pension schemes (Continued)

of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

        For PSPS, the underlying surplus of the scheme of £858 million (31 December 2010: £485 million) has not been recognised under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at 30 June 2011, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's half year 2011 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 30 June 2011 were £540 million (31 December 2010: £572 million), for the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations
	UK	US	Asia	Total
	(In £ Millions)
At 1 January 2011	135,717	60,523	28,740	224,980
Premiums	3,871	6,805	2,395	13,071
Surrenders	(2,301)	(2,153)	(1,119)	(5,573)
Maturities/Deaths	(3,571)	(436)	(341)	(4,348)

Net flows	(2,001)	4,216	935	3,150
Shareholders' transfers post tax	(113)	—	(14)	(127)
Investment-related items and other movements	3,632	1,429	634	5,695
Foreign exchange translation differences	120	(1,461)	(53)	(1,394)

At 30 June 2011	137,355	64,707	30,242	232,304

Comprising:
—Policyholder liabilities	126,544	64,707	30,181	221,432
—Unallocated surplus of with-profits funds	10,811	—	61	10,872

At 1 January 2010	126,195	48,311	21,911	196,417
Premiums	3,359	5,656	2,068	11,083
Surrenders	(2,060)	(1,767)	(1,046)	(4,873)
Maturities/Deaths	(3,546)	(418)	(215)	(4,179)

Net flows	(2,247)	3,471	807	2,031
Shareholders' transfers post tax	(111)	—	(12)	(123)
Assumption changes (shareholder-backed business)	(64)	—	19	(45)
Investment-related items and other movements	4,934	(424)	(72)	4,438
Foreign exchange translation differences	(513)	3,895	1,911	5,293
Acquisition of UOB Life Assurance Limited	—	—	968	968

At 30 June 2010	128,194	55,253	25,532	208,979

Comprising:
—Policyholder liabilities	118,180	55,253	25,480	198,913
—Unallocated surplus of with-profits funds	10,014	—	52	10,066

Average policyholder liability balances*
Half year 2011	126,037	62,615	29,428	218,080
Half year 2010	117,205	51,782	24,153	193,140

*
Adjusted for acquisition and disposals in the period and excluding unallocated surplus of with-profits funds.

        The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities (Continued)

liabilities shown include investment contracts without discretionary participation features (as defined by IFRS 4) and their full movement in the period. The items above are shown gross of reinsurance.

        Premiums, surrenders and maturities / deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid / received (for example, premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

        At 30 June 2010, £188 million of surrenders and £9 million of maturities relating to Indian unit-linked business, which had previously been netted off investment-related items and other movements, have now been presented against the appropriate classifications. This change has no impact on the previously reported full year 2010 equivalent analysis.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities (Continued)

UK insurance operations

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	(In £ Millions)
At 1 January 2011	91,773	21,671	22,273	135,717
Premiums	1,693	1,261	917	3,871
Surrenders	(1,216)	(1,085)	—	(2,301)
Maturities/Deaths	(2,473)	(322)	(776)	(3,571)

Net flows (note (a))	(1,996)	(146)	141	(2,001)
Shareholders' transfers post tax	(113)	—	—	(113)
Switches	(113)	113	—	—
Investment-related items and other movements (note (b))	2,527	666	439	3,632
Foreign exchange translation differences	120	—	—	120

At 30 June 2011	92,198	22,304	22,853	137,355

Comprising:
—Policyholder liabilities	81,387	22,304	22,853	126,544
—Unallocated surplus of with-profits funds	10,811	—	—	10,811

At 1 January 2010	87,495	19,035	19,665	126,195
Premiums	1,624	933	802	3,359
Surrenders	(1,428)	(619)	(13)	(2,060)
Maturities/Deaths	(2,491)	(354)	(701)	(3,546)

Net flows (note (a))	(2,295)	(40)	88	(2,247)
Shareholders' transfers post tax	(111)	—	—	(111)
Switches	(133)	133	—	—
Assumption changes (shareholder-backed business) (note (c))	—	—	(64)	(64)
Investment-related items and other movements (note (b))	3,171	358	1,405	4,934
Foreign exchange translation differences	(483)	(30)	—	(513)

At 30 June 2010	87,644	19,456	21,094	128,194

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities (Continued)

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	(In £ Millions)
Comprising:
—Policyholder liabilities	77,630	19,456	21,094	118,180
—Unallocated surplus of with-profits funds	10,014	—	—	10,014

Average policyholder liability balances*
Half year 2011	81,487	21,987	22,563	126,037
Half year 2010	77,580	19,245	20,380	117,205

*
Excluding the unallocated surplus of the with-profits funds and as adjusted for corporate transactions in the period.

Notes

(a)
Net outflows decreased from £2,247 million in half year 2010 to £2,001 million in 2011, principally as a result of lower surrenders within the with-profits fund in the period.

(b)
Investment-related items and other movements of £3,632 million across fund types reflected the continued strong performance of UK equity markets in 2011, as well as investment gains on bonds and property.

(c)
Assumption changes in 2010 principally represent the net impact of changes to the mortality assumptions and expense assumptions.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities (Continued)

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	(In £ Millions)
At 1 January 2011	31,203	29,320	60,523
Premiums	5,015	1,790	6,805
Surrenders	(974)	(1,179)	(2,153)
Maturities/Deaths	(148)	(288)	(436)

Net flows (note (b))	3,893	323	4,216
Transfers from general to separate account	541	(541)	—
Investment-related items and other movements (note (c))	1,103	326	1,429
Foreign exchange translation differences (note (a))	(735)	(726)	(1,461)

At 30 June 2011	36,005	28,702	64,707

At 1 January 2010	20,639	27,672	48,311
Premiums	3,524	2,132	5,656
Surrenders	(656)	(1,111)	(1,767)
Maturities/Deaths	(116)	(302)	(418)

Net flows (note (b))	2,752	719	3,471
Transfers from general to separate account	496	(496)	—
Investment-related items and other movements (note (c))	(1,273)	849	(424)
Foreign exchange translation differences (note (a))	1,677	2,218	3,895

At 30 June 2010	24,291	30,962	55,253

Average policyholder liability balances
Half year 2011	33,604	29,011	62,615
Half year 2010	22,465	29,317	51,782

Notes

(a)
Movements in the period have been translated at an average rate of 1.62 (30 June 2010: 1.53). The closing balance has been translated at closing rate of 1.61 (30 June 2010: 1.50). Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows for the period were £4,216 million compared with £3,471 million for the six months ended 30 June 2010, driven largely by increased new business volumes for the variable annuity business.

(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £1,103 million for the first six months ended 2011 reflect the increase in the US equity market during the period as compared to a fall in equity markets in the first half of 2010. Fixed annuity, GIC and other business' investment-related items and other movements primarily reflects the interest credited to policyholder account in the period.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities (Continued)

Asian insurance operations

	With-profits business	Unit-linked liabilities	Other	Total
	(In £ Millions)
At 1 January 2011	11,024	12,724	4,992	28,740
Premiums
New business	90	553	305	948
In-force	506	578	363	1,447

	596	1,131	668	2,395
Surrenders (note (c))	(215)	(799)	(105)	(1,119)
Maturities/Deaths	(249)	(16)	(76)	(341)

Net flows (note b))	132	316	487	935
Shareholders' transfers post tax	(14)	—	—	(14)
Investment-related items and other movements (note (d))	449	110	75	634
Foreign exchange translation differences (note (a))	(61)	72	(64)	(53)

At 30 June 2011	11,530	13,222	5,490	30,242

Comprising:
—Policyholder liabilities	11,469	13,222	5,490	30,181
—Unallocated surplus of with-profits funds	61	—	—	61

At 1 January 2010	8,861	9,717	3,333	21,911
Premiums
New business	57	492	206	755
In-force	423	595	295	1,313

	480	1,087	501	2,068
Surrenders (note (c) and (f))	(237)	(660)	(149)	(1,046)
Maturities/Deaths (note (f))	(148)	(24)	(43)	(215)

Net flows (note (b))	95	403	309	807
Shareholders' transfers post tax	(12)	—	—	(12)
Change in other reserving basis	—	—	19	19
Investment-related items and other movements (note (d) and (f))	(47)	(123)	98	(72)
Foreign exchange translation differences (note (a))	761	855	295	1,911
Acquisition of UOB Life Assurance Limited (note (e))	504	3	461	968

At 30 June 2010	10,162	10,855	4,515	25,532

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

Z      Policyholder liabilities (Continued)

	With-profits business	Unit-linked liabilities	Other	Total
	(In £ Millions)
Comprising:
—Policyholder liabilities	10,110	10,855	4,515	25,480
—Unallocated surplus of with-profits funds	52	—	—	52

Average policyholder liability balances*
Half year 2011	11,214	12,973	5,241	29,428
Half year 2010	9,711	10,287	4,155	24,153

*
Adjusted for transactions in the period and excluding the unallocated surplus of with-profits funds.

Notes

(a)
Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2011. The closing balance has been translated at the closing spot rates as at 30 June 2011. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £128 million from £807 million in 2010 to £935 million in 2011 primarily reflecting increased flows from new business. Excluding India, net flows have increased by 24 per cent to £814 million in 2011 (2010: £658 million).

(c)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 5.1 per cent in the first half of 2011, compared with 6.2 per cent in the first half and 6.4 per cent in the second half of 2010 respectively. There have been improvements in both Malaysia and Indonesia where we had experienced increased withdrawals in 2010, as policyholders took the opportunity to capitalise on the increased value of their unit-linked policies as stock markets recovered.

(d)
Positive investment-related items and other movements of £634 million in half year 2011 primarily reflects improvements in the Indonesia and Malaysia stock markets, together with positive movements within the with-profits funds including positive investment returns in Hong Kong and Singapore.

(e)
The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

(f)
At 30 June 2010, £188 million of surrenders and £9 million of maturities relating to Indian unit-linked business which had previously been netted off investment related items and other movements, have now been presented against the appropriate classifications. This change has no impact on the previously reported full year 2010 equivalent analysis.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

AA    Share capital, share premium and own shares

	Half year 2011
	Number of ordinary shares	Share capital	Share premium
		(In £ Millions)
Issued shares of 5p each fully paid:
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,122,869	—	15

At 30 June 2011	2,547,717,375	127	1,871

	Full year 2010
	Number of ordinary shares	Share capital	Share premium
		(In £ Millions)
Issued shares of 5p each fully paid:
At 1 January 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,455,227	—	13
Shares issued in lieu of cash dividends	10,911,808	—	62
Reserve movements in respect of shares issued in lieu of cash dividends	—	—	(62)

At 31 December 2010	2,545,594,506	127	1,856

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        Shares issued in lieu of cash dividends in 2010 were considered to take the legal form of bonus issue shares and were accounted for as such. The scrip dividend alternative has been replaced by the Dividend Reinvestment Plan (DRIP) from the 2010 final dividend.

        At 30 June 2011, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for			Exercisable by year
		from	to
30 June 2011	12,027,702	288p	572p	2016
31 December 2010	12,802,482	288p	572p	2016

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

        The Group buys and sells Prudential plc shares ('own shares') either in relation to its share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

AA    Share capital, share premium and own shares (Continued)

        The cost of own shares of £82 million as at 30 June 2011 (31 December 2010: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2011, 5.2 million (31 December 2010: 4.5 million) Prudential plc shares with a market value of £38 million (31 December 2010: £30 million) were held in such trusts. Of this total, 5.1 million (31 December 2010: 4.4 million) shares were held in trusts under employee incentive plans.

        In half year 2011, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased*	Cost
	(In £ Millions)
Half year 2011	3.2	15.5
Full year 2010	5.7	32.0

*
The maximum number of shares held in half year 2011 was 5.2 million which was at the end of the period.

        Of the total shares held in trust 0.1 million (31 December 2010: 0.1 million) were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

        The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2011 was 9.2 million (31 December 2010: 9.8 million) and the cost of acquiring these shares of £45 million (31 December 2010: £47 million) is included in the cost of own shares. The market value of these shares as at 30 June 2011 was £66 million (31 December 2010: £65 million).

        During half year 2011 these funds made net disposals of 554,285 Prudential shares (December 2010: 833,618) for a net decrease of £2 million to book cost (31 December 2010: £3 million).

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

        Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2011 or half year 2010.

AB    Contingencies and related obligations

        The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

        There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2011.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

AC    Associates and Joint ventures

        The Group had two associates at 30 June 2011 (30 June 2010: two; 31 December 2010: three) that were accounted for under the equity method. The Group's share of the profit and loss of these associates during the period was a loss of £1 million (half year 2010: £nil; full year 2010: a loss of £6 million). This is reflected in the Group's profit after tax attributable to equity holders during the period.

        In addition, the Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

        Joint ventures contributed £ 20 million (30 June 2010: £40 million; 31 December 2010: £60 million) to profit after tax attributable to equity holders during the period.

        In addition to the above the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investment in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts, and venture capital investments of the PAC with-profits funds where the Group has significant influence.

AD    Acquisition of subsidiaries

        The PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, made two acquisitions during the period. These were acquisitions for a 100 per cent interest of Earth & Wind Energias Renovables S.L., a company which invests in solar panel parks, in March 2011 and a 100 per cent interest of Alticom Holdings B.V., a company investing in telecommunication towers, in June 2011.

        As these transactions are within the with-profits fund, they have no impact on shareholders' profit or equity for the period ended 30 June 2011. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2011, the revenue and profit of the Group from continuing operations for the period ended 30 June 2011 would not have been materially different.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

30 June 2011

AD    Acquisition of subsidiaries (Continued)

        A summary of the consideration, goodwill and net assets acquired relating to these two acquisitions is provided in the table below:

Total
(In £ Millions)
Cash consideration paid	55

Net assets acquired:
Property, plant and equipment	149
Other non-investment and non-cash assets	9
Cash and cash equivalents	14
Borrowings attributable to with-profits funds	(110)
Derivative liabilities	(2)
Other non-insurance liabilities	(8)

Fair value of net assets acquired	52

Total goodwill arising on acquisition attributable to the with-profits fund	3

        The acquisition costs associated with this transaction were expensed as incurred and totalled less then £1 million.

        Goodwill represents management's expectation of future income streams and is not allowable for tax.

AE    Related party transactions

        The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2010.

        There were no transactions with related parties during the six months ended 30 June 2011 which have had a material effect on the results or financial position of the Group.

AF    Post balance sheet events

        The 2011 interim dividend approved by the Board of Directors after 30 June 2011 is as described in Note N.

        Details of the reduction in the UK corporation tax rate to 25 per cent which became substantively enacted after the balance sheet date on 5 July 2011 and the subsequent proposed phased rate changes to 23 per cent are as described in Note L.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 30 September 2011	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ CLIVE BURNS Clive Burns Head of Group Secretariat